As filed with the Securities and Exchange Commission on September 1, 2006

Registration No. 333-134025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

To

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

INTERMETRO COMMUNICATIONS, INC.

(Exact name of corporation as specified in its charter)

2685 Park Center Drive, Building A

Simi Valley, California 93065

(805) 433-8000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Delaware	4813	20-0241395
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Charles Rice

Chairman and Chief Executive Officer

InterMetro Communications, Inc.

2685 Park Center Drive, Building A

Simi Valley, California 93065

Telephone: (805) 433-8000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark J. Mihanovic, Esq. Karen I. Calhoun, Esq. McDermott Will & Emery LLP 2049 Century Park East, 34th Floor Los Angeles, California 90067 Telephone: (310) 284-6110	David J. Adler, Esq. Olshan Grundman Frome Rosenzweig & Wolosky LLP Park Avenue Tower 65 East 55th Street New York, New York 10022 Telephone: (212) 451-2300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, par value $0.001 per share	$23,028,750	$2,464 (3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum offering price.
(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2006

Preliminary Prospectus

2,225,000 Shares

InterMetro Communications, Inc.

Common Stock

This is an initial public offering of 2,225,000 shares of our common stock.

No public market currently exists for our common stock. The initial public offering price of our common stock is expected to be between $8.00 and $10.00 per share. We have applied to qualify our common stock for listing on the American Stock Exchange under the symbol “ITR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us before offering expenses	$	$

(1)	Does not reflect additional compensation to the underwriters in the form of a non-accountable expense allowance of 2% of the total offering price (excluding the over-allotment option) and warrants to purchase up to 255,875 shares of common stock at an exercise price equal to 120% of the public offering price. See “Underwriting.”

The underwriters have an option to purchase up to an additional 333,750 shares of common stock to cover over-allotments within 45 days of the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to the purchasers on or about             , 2006.

Ladenburg Thalmann & Co. Inc.	Wunderlich Securities, Inc.

            , 2006

You should rely only on the information contained in this prospectus, and in any free writing prospectus we may issue. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any free writing prospectus we may issue. We are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Until             , 2006, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the following summary together with the more detailed information and financial statements appearing elsewhere in this prospectus.

Overview

InterMetro has built a national, private, proprietary voice-over Internet Protocol, or VoIP, network infrastructure offering an alternative to traditional long distance network providers. We use our network infrastructure to deliver voice calling services to traditional long distance carriers, broadband phone companies, VoIP service providers, wireless providers, other communications companies and end users. Our VoIP network utilizes proprietary software, configurations and processes, advanced Internet Protocol, or IP, switching equipment and fiber-optic lines to deliver carrier-quality VoIP services that can be substituted transparently for traditional long distance services. We believe VoIP technology is generally more cost efficient than the circuit-based technologies predominantly used in existing long distance networks and is also easier to integrate with enhanced IP communications services such as web-enabled phone call dialing, unified messaging and video conferencing services.

We focus on providing the national transport component of voice services over our private VoIP infrastructure. This entails connecting phone calls of carriers or end users, such as wireless subscribers, residential customers and broadband phone users, in one metropolitan market to carriers or end users in a second metropolitan market by carrying them over our VoIP infrastructure. We compress the phone calls on our network allowing us to carry up to approximately eight times the number of calls carried by a traditional long distance company over an equivalent amount of bandwidth. In addition, we believe our VoIP equipment costs significantly less than traditional long distance equipment and is less expensive to operate and maintain. Our proprietary software and hardware configuration enables us to quickly, without modifying the existing network, add equipment that increases our geographic coverage and calling capacity.

Recently, we enhanced our network’s functionality by implementing Signaling System 7, or SS-7, technology. SS-7 allows access to customers of the local telephone companies, as well as customers of wireless carriers. SS-7 is the established industry standard for reliable call completion, and it also provides interoperability between our VoIP infrastructure and traditional telephone company networks.

We have experienced rapid year-over-year revenue growth since we began offering our VoIP services in the Los Angeles metropolitan market in March 2004. Our revenue increased over five-fold from $1.9 million in 2004 to $10.6 million in 2005, while our net loss decreased from $(2.7) million to $(1.1) million for the same time period. Our net loss increased from $(728,000) for the six months ended June 30, 2005 to $(4.8) million for the six months ended June 30, 2006. Taking into account the recent acquisition of Advanced Tel, Inc. discussed below, our pro forma 2005 revenue was $18.4 million, a 10-fold increase from our 2004 revenue, and our pro forma net loss for 2005 was $(1.6) million. As of December 31, 2005, we expanded our VoIP network to 28 metropolitan statistical areas, or MSAs, enabling us to service, without using a long distance carrier, approximately 107 million end users, or 38% of the U.S. population. We are able to provide voice services to the remainder of the country by purchasing services from traditional long distance carriers, although at a higher cost to service than transporting calls over our own network. During the year ended December 31, 2005, we provided over 1.7 billion minutes of voice service across our network based on minutes billed. Utilizing our experience with VoIP technology and our scalable network design, we intend to expand our network’s capacity and increase the number of MSAs we service.

Our VoIP infrastructure delivers significant benefits to our customers, including:

•	increasing the margins earned from existing retail voice services or reducing the costs of using voice services;

•	improving customer service through access to real-time information about network performance and billing;

•	reducing the administrative burden of managing end users for our carrier customers;

•	increasing the investment return on customer owned traditional circuit-based equipment; and

•	enabling the creation of value-added enhanced voice services.

Our goal is to displace the incumbent long distance carriers as the presumed choice for voice transport services. We also intend to become a significant provider of VoIP infrastructure services for traditional phone companies and wireless carriers, as well as new high growth entrants in the consumer voice services market such as broadband phone companies and cable operators. We also package our VoIP services into calling cards and prepaid products. We have developed plug-and-play technology designed to enable IP devices, such as broadband phones and videophones, to be plugged directly into end users’ broadband internet routers, and allow for instant use of our services without having to configure the device or install any software to interoperate with our network. We expect to begin selling services based on this technology within the next 12 months. We sell our services through our direct sales force and independent sales agents. Our calling cards and prepaid services are primarily sold by our retail distribution partners. We believe that our proprietary technology and management experience in the communications industry, and in particular with VoIP, will enable us to benefit from the adoption of VoIP technologies by traditional phone companies. The wide-spread adoption of VoIP in the telecommunications industry may not materialize, however, and our business may not benefit from any adoption that does occur.

Recent Developments

Cantata Technology Agreement. In May 2006, we entered into a strategic agreement with Cantata Technology, Inc., or Cantata, formerly known as Excel Switching Corporation, a leading provider of VoIP equipment and support services. We plan to significantly expand our VoIP network using Cantata’s latest, state of the art VoIP equipment, which we believe will increase the functionality and efficiency of our VoIP infrastructure. The terms of the strategic agreement allow us to apply more of our existing financial resources to the expansion of our sales and operations. Furthermore, we expect Cantata’s equipment to enable us to better integrate, with cost advantages, industry standard SS-7 functionality and reliability with the unique enhanced services capabilities of our VoIP infrastructure. Among other benefits, the agreement provides us preferential pricing and rights to test and deploy newly developed technologies.

Acquisition of Advanced Tel, Inc. In March 2006, we acquired all of the outstanding stock of Advanced Tel, Inc., or ATI, a switchless reseller of wholesale long-distance services, for a combination of shares of our common stock and cash. The initial portion of the purchase price consisted of 58,824 shares of our common stock, a cash payment of $250,000 to be paid over the six-month period immediately following the closing and an unsecured promissory note in the amount of $150,000 payable monthly over two years. The selling shareholder may earn an additional 58,824 shares of our common stock and an additional $500,000 during the two-year period following the closing upon meeting certain performance targets tied to revenue and profitability and may also be entitled to additional shares or cash in certain other circumstances.

SS-7 Network Build-out. In the fall of 2005, we began to develop and implement technology to connect our network directly to local telephone companies and wireless networks in the major metropolitan markets that we serve through the addition of SS-7 capabilities to our VoIP infrastructure. SS-7 technology allows access to the customers of the local telephone companies as well as customers of wireless carriers. Prior to the SS-7 implementation, we primarily connected to competitive local exchange carriers, or CLECs, in each metropolitan market which in turn connected to the local telephone company in that market.

The combination of SS-7 technology and direct local telephone company interconnections allows us to offer additional services to our customers and we believe makes it easier for potential customers that use long distance companies to transition their voice traffic to our VoIP network. The SS-7 technology also allows us to offer an increased number of services and enhances our ability to develop new services. We began connecting to the local telephone company networks through the purchase of a significant amount of recurring fixed cost network interconnection capacity in late 2005 in anticipation of future growth. In March 2006, we began utilizing the SS-7 connections to provide services.

Principal Risks

We are subject to various risks discussed in detail under “Risk Factors,” which include risks related to the following:

•	our limited operating history and fluctuating operating results;

•	the possibility we may be unable to manage our growth;

•	extensive competition;

•	loss of members of our senior management;

•	our limited number of customers and suppliers;

•	our dependence on local exchange carriers;

•	the possibility of network failures;

•	our need to effectively integrate businesses we acquire;

•	risks related to acceptance, changes in, and failure and security of, technology; and

•	regulatory interpretations and changes.

Corporate Information

InterMetro Communications, Inc., a Delaware corporation formed on May 10, 2006 (referred to as InterMetro Delaware), will be the issuer of the common stock offered hereby. InterMetro Delaware was a wholly owned subsidiary of InterMetro Communications, Inc., a California corporation (referred to as InterMetro California). On July 21, 2006, InterMetro California merged with and into InterMetro Delaware, with InterMetro Delaware being the surviving corporation. As a part of this merger, shares of common stock of InterMetro California converted into shares of InterMetro Delaware’s common stock at a 1-for-8.5 reverse stock split conversion ratio. All share and per share information in this prospectus reflect this 1-for-8.5 reverse stock split conversion ratio. We refer to the merger of InterMetro California with and into InterMetro Delaware and this share conversion collectively as the reincorporation merger. The surviving corporation of the merger is incorporated in Delaware and is named InterMetro Communications, Inc. In this prospectus, references to “our company,” “we,” “us” and “our,” except where the context otherwise indicates, refer to InterMetro Delaware and its wholly owned subsidiary, Advanced Tel, Inc. and its predecessors. Our principal executive offices are located at 2685 Park Center Drive, Building A, Simi Valley, California 93065. Our telephone number is (805) 433-8000. You can access our website at www.intermetro.net. We have not incorporated by reference into this prospectus the information included on or linked from our website and you should not consider it to be part of this prospectus. We have registered or applied for registration of trademarks and service marks in the U.S. and/or foreign jurisdictions, including but not limited to: InterMetro Communications and MetroFone. Other trademarks and service marks referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	2,225,000 shares

Common stock to be outstanding after the offering	10,094,311 shares

Use of proceeds

We estimate that we will receive net proceeds of approximately $16.7 million from our sale of shares of common stock in this offering, based upon an assumed initial public offering price of $9.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus) after deducting underwriting discounts and estimated offering expenses payable by us. We intend to use the net proceeds of this offering to expand our business (through internal growth and acquisitions) and to provide working capital and for other general corporate purposes. See “Use of Proceeds.”

Dividend policy	We do not anticipate paying cash dividends for the foreseeable future.

Over-allotment option	We have granted the underwriters an option to purchase up to 333,750 additional shares of our common stock at the public offering price to cover over-allotments, if any.

Risk factors	You should read the section titled “Risk Factors” for a discussion of factors you should consider carefully before deciding whether to purchase shares of our common stock.

Proposed American Stock Exchange symbol	“ITR”

The number of shares of our common stock to be outstanding after the completion of this offering is based on 7,869,311 shares of our common stock outstanding as of June 30, 2006 and excludes:

•	1,091,176 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2006 with a weighted average exercise price per share of $0.72;

•	2,941 shares of common stock reserved for the future issuance of options under our 2004 Stock Option Plan;

•	850,000 shares of common stock we have reserved for future issuance under our 2006 Omnibus Stock Incentive Plan; and

•	1,267,033 shares of common stock issuable upon exercise of warrants as of June 30, 2006 with a weighted average exercise price per share of $1.33.

Unless otherwise noted, all information in this prospectus includes:

•	2,559,693 shares of common stock from the automatic conversion of outstanding indebtedness under our Series A Convertible Notes, including interest accrued through August 31, 2006, into our Series A preferred stock and the conversion of our Series A preferred stock into common stock upon the closing of this offering;

•	235,307 shares of common stock from the automatic conversion of our Series B preferred stock upon the closing of this offering; and

Unless otherwise noted, all information in this prospectus assumes:

•	a 1-for-8.5 reverse stock split of our outstanding common stock as a result of the conversion ratio in the reincorporation merger which occurred on July 21, 2006;

•	an initial public offering price of $9.00 per share, the midpoint of the estimated price range set forth on the cover of this prospectus; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

(in thousands, except share and per share amounts)

The following tables summarize our selected historical and unaudited pro forma consolidated financial data for the periods presented. The summary financial data set forth below should be read in conjunction with our financial statements and their related notes and “Unaudited Pro Forma Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information for the year ended December 31, 2005 and the six months ended June 30, 2006 gives effect to the acquisition of ATI completed in March 2006, the issuance of our Series A Convertible Notes and Series B preferred stock in January and February 2006, respectively, and the conversion of our Series A Convertible Notes, including interest accrued through August 31, 2006, the conversion of Series B preferred stock into common stock, and the exercise of warrants to purchase 309,599 shares of common stock in May 2006 as if all such transactions had been consummated as of the beginning of the respective periods presented. The pro forma consolidated financial information is derived from our historical financial statements and the historical financial statements of ATI. Prior to the acquisition, ATI’s fiscal year end was June 30. Therefore, in order to prepare the unaudited pro forma amounts in this summary for the year ended December 31, 2005, we added to ATI’s results of operations for the fiscal year ended June 30, 2005, the results for the period beginning July 1, 2005 to December 31, 2005 and subtracted its results of operations for the period beginning July 1, 2004 to December 31, 2004.

The pro forma as adjusted consolidated balance sheet data gives effect to the sale by us of 2,225,000 shares of our common stock in this offering at the initial public offering price of $9.00 per share (the midpoint of the estimated price range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us.

The unaudited pro forma consolidated financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information does not purport to represent our results of operations or financial position that would have resulted had the transactions to which pro forma effect is given been consummated as of the date or for the periods indicated. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements, included elsewhere in this prospectus.

	Period from July 22, 2003 (inception) through December 31,
		Year Ended December 31,		Year Ended December 31, Pro Forma	Six Months Ended June 30,		Six Months Ended June 30, Pro Forma
	2003	2004	2005	2005	2005	2006	2006
				(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands, except share and per share amounts)
Statement of Operations Data:
Net revenues	$—	$1,880	$10,581	$18,432	$3,705	$9,130	$11,203
Network costs	—	1,429	7,358	13,533	2,455	8,824	10,342

Gross profit	—	451	3,223	4,899	1,250	306	861
Operating expenses:
Sales and marketing (1)	1	318	668	1,567	254	851	1,017
General and administrative (2)	222	2,390	3,001	3,921	1,476	3,596	3,879

Total operating expenses	223	2,708	3,669	5,488	1,730	4,447	4,896

Operating loss	(223)	(2,257)	(446)	(589)	(480)	(4,141)	(4,035)
Interest income	—	—	—	13	—	3	9
Interest expense	(9)	(470)	(665)	(1,067)	(248)	(667)	(678)

Loss before provision for income taxes	(232)	(2,727)	(1,111)	(1,643)	(728)	(4,805)	(4,704)
Provision for income taxes	—	(1)	(1)	(1)	—	—	—

Net loss	$(232)	$(2,728)	$(1,112)	$(1,644)	$(728)	$(4,805)	$(4,704)

Net loss per common share
Basic and diluted	$(0.05)	$(0.58)	$(0.24)		$(0.16)	$(1.00)

Weighted shares used to calculate basic and diluted	4,705,888	4,705,888	4,705,888		4,705,888	4,811,306

Pro forma basic and diluted				$(0.21)			$(0.60)

Weighted shares used to calculate pro forma basic and diluted				7,869,311			7,869,311

Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(117)	$(1,082)	$1,343		$794	$(1,673)
Net cash provided by (used in) investing activities	$—	$(419)	$(821)		$(527)	$(50)
Net cash provided by (used in) financing activities	$1,076	$796	$(211)		$(74)	$1,779

Other Financial Data:
Capital expenditures (3)	$—	$540	$1,031		$601	$209
Depreciation and amortization	$—	$164	$579		$238	$383

	As of June 30, 2006
	As Reported	Pro Forma As Adjusted
	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$652	$17,329
Total assets	7,607	24,285
Capital leases	265	265
Series A convertible promissory notes, net of discount (4)	2,427	—
Total stockholders’ equity (deficit)	(2,991)	16,582

(1)	Includes stock-based compensation of $0 for the period from July 22, 2003 (inception) through December 31, 2003 and the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 (unaudited); $66 for the six months ended June 30, 2006 (unaudited); and $0 and $66, respectively, for the pro forma year ended December 31, 2005 (unaudited) and six months ended June 30, 2006 (unaudited).

(2)	Includes stock-based compensation of $0, $237, $443, $237 and $1,379, respectively, for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 (unaudited) and 2006 (unaudited); and $443 and $1,379, respectively, for the pro forma year ended December 31, 2005 (unaudited) and six months ended June 30, 2006 (unaudited).

(3)	Capital expenditures include direct cash payments made for our equipment, payments made under our capital lease facilities and amounts paid under one of our strategic agreements.

(4)	Our convertible promissory notes automatically convert into Series A Preferred Stock at a price of $0.85, $1.40 (rounded up to the nearest hundredth in calculating the adjusted price pursuant to the 1-for-8.5 reverse stock split conversion ratio in the reincorporation merger) and $3.40 per share, as the case may be, subject to certain anti-dilution protections which terminate upon conversion, on the date on which our common stock becomes publicly traded. Each share of Series A Preferred Stock is convertible into one share of our common stock.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before you decide whether to purchase our common stock. If any of these actually occur, our business, financial condition or operating results could be adversely affected. The risks described below are not the only ones we face. Additional risks not currently known to us or that we currently do not deem material also may become important factors that may materially and adversely affect our business. The trading price of our common stock could decline due to any of these described or additional risks and you could lose part or all of your investment.

Risks Related To Our Business

We have a limited operating history, which could make it difficult to accurately evaluate our business and prospects.

We began offering VoIP services in March 2004. Accordingly, we have a limited operating history and, as a result, we have limited financial data that you can use to evaluate our business and prospects. In addition, we derive nearly all of our revenue from VoIP services, which utilize a relatively new technology that has undergone rapid changes in its short history. Our business model is also evolving and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Although we have experienced significant revenue growth in recent periods, we may not be able to sustain this growth. Any evaluation of our business and our prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in our stage of development. Some of these risks and uncertainties relate to our ability to do the following:

•	maintain and expand our current relationships, and develop new relationships, with carrier customers, retail distribution partners, network vendors and equipment providers;

•	continue to grow our revenue and meet anticipated growth targets;

•	manage our expanding operations and implement and improve our operational, financial and management controls;

•	adapt to industry consolidation;

•	continue to grow our sales force and marketing efforts;

•	successfully introduce new, and upgrade our existing, VoIP technologies and services;

•	respond to government regulations and legislation relating to VoIP, traditional telecommunications services, the Internet, IP-based services and other aspects of our business;

•	respond effectively to competition; and

•	attract and retain qualified management and employees.

If we are unable to address these risks, our business, results of operations and prospects could suffer.

Our operating results may fluctuate in the future, which could make our results of operations difficult to predict or cause them to fall short of expectations.

Our future operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are beyond our control and could cause our results to be below investors’ expectations, causing the value of our securities to fall. Because our business is evolving, our historical operating results may not be useful in predicting our future operating results. Factors that may increase the volatility of our operating results include the following:

•	the addition of new carrier customers and retail distribution partners or the loss of existing customers and retail distribution partners;

•	changes in demand and pricing for our VoIP services;

•	the timing of our introduction of new VoIP products and services and the costs we incur to develop these technologies;

•	the timing and amount of sales and marketing expenses incurred to attract new carrier customers and retail distribution partners;

•	changes in the economic prospects of carrier customers or the economy generally, which could alter current or prospective need for voice services, or could increase the time it takes us to close sales with customers;

•	changes in our pricing policies, the pricing policies of our competitors or the pricing of VoIP services or traditional voice services generally;

•	costs related to acquisitions of businesses or technologies; and

•	the use of VoIP as a replacement for traditional voice services is a relatively new occurrence and carrier customers have not settled into consistent spending patterns.

If we fail to manage our growth effectively, our business could be adversely affected.

We have experienced rapid growth in our operations and to a lesser extent, our headcount, and we may experience continued growth in our business, both through acquisitions and internal growth. This growth will continue to place significant demands on our management and our operational and financial resources. In particular, continued growth will make it more difficult for us to accomplish the following:

•	recruit, train and retain a sufficient number of highly skilled personnel;

•	maintain our customer service standards;

•	maintain the quality of our VoIP platform;

•	develop and improve our operational, financial and management controls and maintain adequate reporting systems and procedures;

•	successfully scale our VoIP platform, including network, software and other technology, to accommodate a larger business; and

•	maintain carrier and end user satisfaction.

The improvements required to manage our growth will require us to make significant expenditures and allocate valuable management resources.

Our industry is highly competitive and competitive pressures could prevent us from competing successfully in the voice transport services industry.

The carrier and retail markets for voice transport services are intensely competitive. We expect this competition to continue to increase because there are currently no significant barriers to entry into our market. We compete both for wholesale carrier business and for retail consumption of voice transport services. We compete for wholesale carrier business on the basis of a number of factors, including price, quality, geographic reach and customer service. Our competitors often are large, well-established in the communications industry and enjoy several competitive advantages over us, including:

•	greater financial and personnel resources;

•	greater name recognition;

•	established relationships with greater numbers of wholesale carriers;

•	established distribution networks;

•	greater experience in obtaining and maintaining FCC and other regulatory approvals for products and product enhancements and greater experience in developing compliance programs under U.S. federal, state and local laws and regulations;

•	greater experience in lobbying the U.S. Congress and state legislatures for the enactment of legislation favorable to their interests;

•	greater experience in product research and development;

•	greater experience in launching, marketing, distributing and selling products; and

•	broader-based and deeper product lines.

Our primary current and potential competitors consist of carriers including AT&T, Sprint, MCI, Qwest and Global Crossing, other start-up VoIP providers that have been formed in the recent past and IP networking companies that are attempting to add voice as a supplement to their current data services offerings.

We also compete with companies focused on the distribution of retail voice services and expect to compete with companies providing VoIP services and broadband IP phones and videophones.

If we lose any member of our senior management team and are unable to find a suitable replacement, we may not have the depth of senior management resources required to efficiently manage our business and execute our growth strategy.

We depend on the continued contributions of our senior management and skilled employees. We do not maintain key person life insurance policies on any of our officers. There is a risk that the loss of a significant number of key personnel could have negative effects on our results of operations. We may not be able to attract and hire highly skilled personnel to replace lost employees necessary to carry out our business plan. There is also a risk that management may not be able to adopt an organizational structure that meets its objectives, including managing costs and attracting and retaining key employees.

We also need to hire additional members of senior management to adequately manage our growing business. We may not be able to identify and attract additional qualified senior management. Competition for senior management in our industry is intense. Qualified individuals are in high demand, and we may incur significant costs to attract them. If we are unable to attract and retain qualified senior management we may not be able to implement our business strategy effectively and our revenue may decline. Our success is substantially dependent on the performance of our executive officers and key employees. Given our early stage of development, we are dependent on our ability to retain and motivate high quality personnel. An inability to engage qualified personnel could materially adversely affect our ability to market our VoIP services. The loss of one or more of our key employees or our inability to hire and retain other qualified employees could have a material adverse effect on our business. See “Management.”

A substantial portion of our revenue is generated from a limited number of carrier customers, and if we lose a major customer our revenue could decrease.

A substantial portion of our revenue is generated from a limited number of our carrier customers. Our top 10 customers have accounted for approximately 68% of our revenues for the six months ended June 30, 2006. We expect that a limited number of carrier customers may continue to account for a significant percentage of our revenue and the loss of, or material reduction of their purchases could decrease our revenue and harm our business.

We are dependent on a limited number of suppliers and on other capacity providers.

We currently depend on critical services and equipment from a small number of suppliers. There is no guarantee that these suppliers will continue to offer us the services and equipment we require. If we cannot obtain adequate replacement equipment or services from our suppliers or acceptable alternate vendors, we could experience a material impact on our financial condition and operating results. In addition, we rely on other providers for network capacity beyond what we provide over our own network and there is a risk that current capacity providers may cease to provide capacity at economically justifiable rates.

We are dependent on providers of local telecommunications services to reach the end users for our services.

We currently depend on providers of local telecommunications services to provide end users with access to substantially all of our VoIP services. In the future, we may utilize other local telecommunications services suppliers to reach end users such as wireless carriers, cable companies, power companies and other providers of local broadband services. There is no guarantee that these suppliers will continue to offer the services we require, that these services will be available on economic terms sufficient to execute on our business model or that these suppliers will continue to do business with us. If we cannot obtain adequate replacement services from our suppliers or acceptable alternate vendors, we could experience a material impact on our financial condition and operating results.

We may pursue the acquisition of other businesses in order to grow our customer base and access technology and talent, and any such acquisition may not achieve the desired results or could result in operating difficulties, dilution and other harmful consequences.

We completed the acquisition of ATI in March 2006. We expect to pursue additional acquisitions in the future as a key component of our business strategy. We do not know if we will be able to successfully complete any future acquisitions. Furthermore, we do not know that we will be able to successfully integrate the ATI business, or any other acquired business, product or technology or retain any key employees of any acquired business. Integrating any business, product or technology we acquire could be expensive and time-consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our results of operations and financial condition will suffer. There may not be attractive acquisition opportunities available to us in the future. In addition, acquisitions involve numerous risks, any of which could harm our business, including:

•	diversion of management’s attention and resources from other business concerns;

•	difficulties and expenditures associated with integrating the operations and employees from the acquired company into our organization, and integrating each company’s accounting, management information, human resources and other administrative systems to permit effective management;

•	inability to maintain the key business relationships and the reputations of the acquired businesses;

•	ineffectiveness or incompatibility of acquired technologies or services with our existing technologies and systems;

•	potential loss of key employees of acquired businesses;

•	responsibility for liabilities of acquired businesses;

•	unavailability of favorable financing for future acquisitions;

•	inability to maintain our standards, controls, procedures and policies, which could affect our ability to receive an unqualified attestation from our independent accountants regarding management’s required assessment of the effectiveness of our internal control structure and procedures for financial reporting; and

•	increased fixed costs.

The acquisition of another business, particularly in another country, can subject us to liabilities and claims arising out of such business, including tax liabilities and liabilities arising under foreign regulations. Future acquisitions would also likely require additional financing, resulting in an increase in our indebtedness or the issuance of additional capital stock which could be dilutive to holders of shares issued in this offering. Finally, any amortization or charges resulting from the costs of acquisitions could harm our operating results.

Sales of our IP devices may be severely limited due to their failure to gain broad market acceptance.

In the future, we intend to sell IP devices and related services. Market acceptance requires, among other things, that we

•	educate consumers on the benefits of our products;

•	commit a substantial amount of human and financial resources to secure strategic partnerships and otherwise support the retail and/or carrier distribution of our products;

•	develop our own sales, marketing and support activities to consumers, broadband providers and retailers; and

•	establish a sufficient number of retail locations carrying our products.

In the event we are unable to achieve any or all of these objectives, consumers may perceive little or no benefit from our products and may be unwilling to pay for them.

Rapid technological changes in the industry in which we operate our business or the market in which we intend to sell our IP devices may render such devices obsolete or otherwise harm us competitively.

We operate in a highly technological industry segment that is subject to rapid and frequent changes in technology and market demand. Frequently such changes can immediately and unexpectedly render existing technologies obsolete. Management expects that technology developed in the future will be superior to the technology that we (and others) now have. Our success depends on our ability to assimilate new technologies into our VolP infrastructure and our IP devices and to properly train engineers, sales staff, distributors and resellers in the use of our technology. The success of our future service offerings or devices depends on several factors, including but not limited to proper new product definition, product cost, timely completion and market introduction of such services, differentiation of our future products from those of our competitors and market acceptance of these products. Competing technologies developed by others may render our current or future developed products or technologies obsolete or noncompetitive. The failure of our new product development efforts could have a detrimental effect on our business and results of operations.

If we discover IP device defects, we may have product-related liabilities that may cause us to lose revenues or delay market acceptance of our IP devices.

Devices as complex as those we intend to offer frequently contain errors, defects, and functional limitations when first introduced or as new versions are released. We have in the past experienced such errors, defects or functional limitations.

We intend to sell devices into markets that are demanding of robust, reliable and fully functional products. Therefore, delivery of devices with production defects or reliability, quality, or compatibility problems could significantly delay or hinder market acceptance, which could damage our credibility with our customers and adversely affect our ability to attract new customers. Moreover, such errors, defects, or functional limitations could cause problems, interruptions, delays, or a cessation of sales to our customers. Alleviating such problems may require significant expenditures of capital and resources by us. Despite our testing, our suppliers or our customers may find errors, defects or functional limitations in new products after commencement of commercial production, which could result in additional development costs, loss of, or delays in, market acceptance, diversion of technical and other resources from our other development efforts, product repair or replacement costs, claims by our customers or others against us, or the loss of credibility with prospective customers.

Uncertainty or negative publicity may negatively affect the VoIP industry generally and our business.

There is a possibility that uncertainty regarding broad market acceptance of VoIP technology or adverse publicity or negative perceptions about the VoIP industry as a whole could hinder our ability to obtain new customers or undermine our commercial relationship with existing customers. Further, the adoption of VoIP in the telecommunications industry may not materialize and, even if there is such adoption, our business may not benefit from it.

Our ability to protect our intellectual property is uncertain.

We rely on patent protection, trade secrets, know-how and contractual means to protect our proprietary technology. Patents may afford only limited protection and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example, our pending U.S. patent applications may not issue as patents in a form that will be advantageous to us, or may issue and be subsequently successfully challenged by others and invalidated. In addition, our pending patent applications include claims to material aspects of our products and methods that are not currently protected by issued patents. Furthermore, competitors may be able to design around the claims of our patents, or develop products or methods outside the scope of our issued claims which provide outcomes which are comparable to ours. We also rely on know-how and trade secrets to maintain our competitive position. Confidentiality agreements or other agreements with our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our proprietary technology, know-how, trade secrets, or other proprietary information in the event of misappropriation, unauthorized use or disclosure or other breaches of the agreements, or, even if such agreements are legally enforceable, we may not have adequate remedies for breaches of such agreements. The failure of our patents or agreements to protect our proprietary technology could result in significantly lower revenues, reduced profit margins or loss of market share.

The market for our products depends to a significant extent upon the goodwill associated with our trademarks and service marks. We own, or have licenses to use, the material trademarks, service marks and trade names used in connection with the packaging, marketing and distribution of our products in the markets where those products are sold. Therefore, trademark protection is important to our business. Although most of our trademarks and service marks are registered in the U.S., we may not be successful in asserting trademark protection. In addition, the laws of certain foreign countries may not protect our trademarks or service marks to the same extent as the laws of the U.S. The loss or infringement of our trademarks or service marks could impair the goodwill associated with our brands, harm our reputation and have a material adverse effect on our financial results.

Network failures or delays may result in the loss of our customers or expose us to potential liability.

Our VoIP network infrastructure uses a collection of communications equipment, software, operating protocols and applications for the transport of voice among multiple locations. Given the complexity of the network, it is possible that there could be severe disruptions in our ability to timely turn up service requests, minimize service interruptions and meet requirements of customer service level agreements. We have critical systems in our Los Angeles, California and New York, New York collocation facilities. Our California facilities are located in areas with a high risk of major earthquakes. Our facilities and network are also subject to break-ins, sabotage, intentional acts of vandalism and terrorism and to potential disruptions if the operators of these facilities encounter financial difficulties. Some of our systems may not be fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, an operator’s decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our facilities could result in lengthy interruptions in our service. Network failures or delays in the turn up of services could cause business interruptions resulting in possible losses to our customers. Such failures or delays may expose us to claims by our customers and may result in the loss of customers.

VoIP networks are vulnerable to unauthorized access or use by outside parties.

While we built a private secure fiber optic infrastructure to minimize security risks from third party unauthorized sources, no network is invulnerable to hackers. A small percentage of voice traffic transported across our network may at times utilize the public internet. However, providing entry or exit points to our customers via the internet could enable computer hackers to access our network, and could lead to the impairment, failure or theft of our services. Further, it could also lead to the unauthorized interception and monitoring of end user voice calls. Unauthorized access or use may have an adverse impact on our services and reputation.

Our products or activities may infringe, or may be alleged to infringe, upon intellectual property rights of others.

We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others, or that we have misappropriated the trade secrets of others. If any litigation or claims are resolved against us, we may be required to do one or more of the following:

•	cease selling, incorporating or using any of our products that incorporates the infringed intellectual property, which would adversely affect our revenue or costs or both;

•	obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, if at all; or

•	redesign our products to make them non-infringing, which could be costly and time-consuming and may not be possible at all.

Because patent applications can take many months to be published, there may be pending applications, unknown to us, that may later result in issued patents that our products or product candidates or processes may infringe. These patent applications may have priority over patent applications filed by us. Disputes may arise regarding the ownership or inventorship of our intellectual property. There also could be existing patents of which we are unaware that our products may be infringing. As the number of participants in the market grows, the possibility of patent infringement claims against us increases. It is difficult, if not impossible, to determine how such disputes would be resolved.

Furthermore, because of the substantial amount of discovery required in connection with patent litigation, there is a risk that some of our confidential information could be required to be publicly disclosed. In addition, during the course of patent litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. Any litigation claims against us may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management or restrict our core business.

We may be subject to damages resulting from claims that we, or our employees, have wrongfully used or disclosed alleged trade secrets of their former employers.

Some of our employees were previously employed at other communications companies, including our competitors or potential competitors. Although no such claims against us are currently pending, we may be subject to claims that we or these employees have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.

We are exposed to various possible claims relating to our business and our insurance may not fully protect us.

We may incur uninsured liabilities and losses as a result of the conduct of our business. For example, network failures or security breaches could subject us to claims by our customers, and physical damage to the leased facilities in which we maintain our equipment could result in damage or loss to our equipment. We plan to maintain comprehensive liability and property insurance which may not replace the full value of our potential liabilities or losses or cover such claims. We will also evaluate the availability and cost of business interruption insurance. However, should uninsured losses occur, stockholders could lose their invested capital.

The costs incurred by us to develop, implement, and enhance our VoIP services may be higher than anticipated, which could hurt our ability to earn a profit.

We may incur substantial cost overruns in the development and establishment of our VoIP services. For example, delays in the SS-7 enhancement to our VoIP infrastructure will cause us to incur monthly costs related to equipment and network components we are not able to fully utilize. Unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause the loss of your entire investment in our common stock if we are unable to obtain the additional funds necessary to implement our business plan.

We may need to raise additional funds in the future and such funds may not be available on acceptable terms or at all.

We may need to raise additional funds in the future for any number of reasons, including:

•	the loss of revenues generated by sales of our services and products;

•	the upfront and ongoing costs associated with expanding and enhancing our VoIP infrastructure;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our services and products;

•	the costs of developing new products or technologies;

•	the cost of obtaining and maintaining regulatory approval or clearance of our products and products in development; and

•	the number and timing of acquisitions and other strategic transactions.

If we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms or at all, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities or respond to competitive pressures or unanticipated customer requirements. In these events, our ability to achieve our development and commercialization goals would be adversely affected.

Changes in stock option accounting treatment will continue to adversely affect our results of operations.

On December 16, 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. We adopted SFAS 123R on January 1, 2006.

Consistent with SFAS 123, through December 31, 2005 we accounted for share-based payments to employees using the intrinsic value method under APB Opinion 25 and, as such, we generally recognized no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share in note 1 to our consolidated financial statements.

We will incur increased costs and risks as a result of being a public company, particularly in the context of Section 404 of the Sarbanes-Oxley Act of 2002.

We will incur increased costs as a result of becoming a public company and having to comply with the Sarbanes-Oxley Act of 2002, or SOX, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange. These new rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these rules and regulations to make it more difficult and more expensive for us to obtain certain types of insurance, including directors’ and officers’ liability insurance and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events also could make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new rules and regulations and cannot predict the amount of the additional costs we may incur or the timing of such costs.

Section 404 of SOX will require us to include an internal controls report from management in our annual report on Form 10-K, and we will be required to expend significant resources in developing the necessary documentation and testing procedures. Given the risks inherent in the design and operation of internal controls over financial reporting, the effectiveness of our internal controls over financial reporting is uncertain. If our internal controls are not designed or operating effectively, we would be required to disclose that our internal control over financial reporting was not effective. In addition, our registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of our internal controls or may issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and which could affect our ability to run our business as we otherwise would like to.

Additional Risks Related to Regulation

Our industry is subject to regulation that could adversely impact our business.

Traditional telephone service has been subject to significant federal and state regulation. Internet services generally have been subject to far less regulation. Because aspects of VoIP are similar to the traditional telephone services provided by incumbent local exchange carriers and other aspects are similar to the services provided by Internet service providers, the VoIP industry has not fit easily within the existing regulatory framework of communications law, and until recently has developed in an environment largely free from regulation.

The Federal Communications Commission, or FCC, the U.S. Congress and various regulatory bodies in the states and in foreign countries have begun to assert regulatory authority over VoIP providers, and are evaluating how VoIP may be regulated in the future. In addition, while some of the existing regulation concerning VoIP is applicable to the entire industry, many regulatory proceedings are focused on specific companies or categories of VoIP services. As a result, both the application of existing rules to us and our competitors and the effects of future regulatory developments are uncertain.

Communications services are generally subject to regulation at the federal, state, local and international levels. These regulations affect us, our customers, and our existing and potential competitors. Delays in receiving required regulatory approvals, completing interconnection agreements or other agreements with local exchange carriers or the adoption of new and adverse regulations may have a material adverse effect on us. In addition, future legislative and judicial actions could have a material adverse effect on us.

Federal legislation generally provides for significant deregulation of the U.S. communications industry, including the information service, local exchange, long distance and cable television industries. This legislation remains subject to judicial review and additional FCC rulemaking. As a result, we cannot predict the legislation’s effect on our future operations. Regulatory proceedings are under way or are being contemplated by federal and state authorities regarding items relevant to our business. These actions could have a material adverse effect on our business.

Future legislation or regulation of the Internet and/or voice and video over IP services could restrict our business, prevent us from offering service or increase our cost of doing business.

At present there are few laws, regulations or rulings that specifically address access to commerce and communications services that utilize internet protocol, including VoIP. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations concerning internet protocol products and services may have on our business, financial condition, and results of operations. Regulation may be targeted towards, among other things, fees, charges, surcharges, and taxation of VoIP services, liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, filing requirements, consumer protection, public safety issues like enhanced 911 emergency service, or E911, the Communications Assistance for Law Enforcement Act, or CALEA, the provision of online payment services, broadband residential Internet access, and the characteristics and quality of products and services, any of which could restrict our business or increase our cost of doing business. The increasing growth of the VoIP market and popularity of VoIP products and services heighten the risk that governmental agencies will seek to regulate VoIP and the Internet.

Many regulatory actions are underway or are being contemplated by governmental agencies. Several states of the U.S. and municipalities have recently shown an interest in regulating VoIP services, as they do for providers of traditional telephone service. If this trend continues, and if such regulation is not preempted by action of the U.S. federal government, we may become subject to a variety of inconsistent state and local regulations and taxes, which would increase our costs of doing business, and adversely affect our operating results and future prospects.

On February 12, 2004, the FCC initiated a notice of proposed rulemaking to update FCC policy and consider the appropriate regulatory classification for VoIP and other IP enabled services. On November 9, 2004, the FCC ruled that Vonage’s VoIP service and similar services are jurisdictionally interstate and not subject to state certification, tariffing and other common carrier regulations, including 911. This ruling has been subsequently appealed by several states. There is risk that a regulatory agency could require us to conform to rules that are unsuitable for IP communications technologies or rules that cannot be complied with due to the nature and efficiencies of IP routing, or are unnecessary or unreasonable in light of the manner in which we offer service to our customers. It is not possible to separate the Internet, or any service offered over it, into intrastate and interstate transmission components. While suitable alternatives may be developed in the future, the current IP network does not enable us to identify the geographic path of the traffic.

On June 27, 2006, the FCC released an order adopting interim modifications to its universal service rules to require providers of interconnected VoIP services to contribute to the Universal Service Fund. If the FCC’s interim rules are allowed to become effective, the cumulative effect of these rule changes could increase our cost of doing business.

Our products must comply with industry standards, FCC regulations, state, local, country-specific and international regulations, and changes may require us to modify existing products and/or services.

In addition to reliability and quality standards, the market acceptance of VoIP is dependent upon the adoption of industry standards so that products from multiple manufacturers are able to communicate with each other. Our VoIP products and services rely heavily on communication standards such as SIP, H.323 and SS-7 and network standards such as TCP/IP to interoperate with other vendors’ equipment. There is currently a lack of agreement among industry leaders about which standard should be used for a particular application, and about the definition of the standards themselves. These standards, as well as audio and video compression standards, continue to evolve. We also must comply with certain rules and regulations of the FCC regarding electromagnetic radiation and safety standards established by Underwriters Laboratories, as well as similar regulations and standards applicable in other countries. Standards are continuously being modified and replaced. As standards evolve, we may be required to modify our existing products or develop and support new versions of our products. We must comply with certain federal, state and local requirements regarding how we interact with our customers, including consumer protection, privacy and billing issues, the provision of 911 emergency service and the quality of service we provide to our customers. The failure of our products and services to comply, or delays in compliance, with various existing and evolving standards could delay or interrupt volume production of our VoIP telephony products, subject us to fines or other imposed penalties, or harm the perception and adoption rates of our service, any of which would have a material adverse effect on our business, financial condition or operating results.

There may be risks associated with the lack of 911 emergency dialing or the limitations associated with E911 emergency dialing with our VoIP services.

In the future, we intend to sell and support IP devices. In May 2005, the FCC unanimously adopted an Order and Notice of Proposed Rulemaking, or NPRM, that requires some VoIP providers to provide emergency 911, or E911, service. On June 3, 2005, the FCC released the text of the First Report and Order and Notice of Proposed Rulemaking in the VoIP E911 proceeding, or the VoIP E911 Order. As a result of the VoIP E911 Order, VoIP service providers that interconnect to the public switched telephone network, or PSTN, or interconnected VoIP providers, will be required to offer the same 911 emergency calling capabilities offered by traditional landline phone companies. All interconnected VoIP providers must deliver 911 calls to the appropriate local public safety answering point, or PSAP, along with call back number and location, where the PSAP is able to receive that information. E911 must be included in the basic service offering; it cannot be an optional or extra feature. The PSAP delivery obligation, along with call back number and location information must be provided regardless of whether the service is “fixed” or “nomadic.” User registration of location is permissible initially, although the FCC is committed to an advanced form of E911 that will determine user location without user intervention, one of the topics of the further NPRM to be released eventually. The VoIP E911 Order mandates that existing and prospective customers must be notified of the capabilities and limitations of VoIP service with respect to emergency calling, and interconnected VoIP providers must obtain and maintain affirmative acknowledgement from each customer that the customer has read and understood the notice of limitations and distribute warning labels or stickers alerting consumers and other potential users of the limitations of VoIP 911 service to each new subscriber prior to the initiation of service. In addition, an interconnected VoIP provider must make it possible for customers to update their address (i.e., change their registered location) via at least one option that requires no equipment other than that needed to access the VoIP service. All interconnected VoIP providers were required to comply with the requirements of the VoIP E911 Order by November 28, 2005. On November 7, 2005, the FCC’s Enforcement Bureau issued a Public Notice with respect to that requirement. The notice stated that providers that had not fully complied with E911 requirements were not required to discontinue services to existing customers, but that the FCC expected such providers to discontinue marketing their services and accepting new customers in areas where the providers could not offer E911 capabilities. However, in order to comply, interconnected VoIP providers must obtain access to incumbent local exchange carrier, or ILEC, facilities. In some cases, ILECs have denied VoIP providers access to these necessary facilities. Pending legislation may address whether ILECs have legal obligations to provide access to these necessary facilities.

The VoIP E911 Order will increase our cost of doing business and may adversely affect our ability to deliver service to new and existing end users in all geographic regions. We cannot guarantee that E911 service will be available to all of our subscribers. The VoIP E911 Order or follow-on orders or clarifications and potential legislation could have a material adverse effect on our business, financial condition and operating results.

The IP devices we intend to offer could be adversely impacted if network operators are permitted to restrict or degrade access to their broadband networks.

The concept of net neutrality asserts that network operators should not be allowed to charge content or application providers fees for faster delivery or other preferential treatment. On August 5, 2005, the FCC adopted a policy statement setting forth the following net neutrality guidelines: (1) consumers are entitled to access the lawful Internet content of their choice; (2) consumers are entitled to run applications and use services of their choice, subject to the needs of law enforcement; (3) consumers are entitled to connect their choice of legal devices that do not harm the network; and (4) consumers are entitled to competition among network providers, application and service providers, and content providers. The policy statement is not legally binding, though it does set forth the FCC’s current view on net neutrality. Notwithstanding this stated policy statement, the FCC could reverse its position or decide not to implement the policy in its ongoing regulatory proceedings. Further, federal legislation may also address net neutrality in a manner that requires, permits or disallows the FCC to implement its stated net neutrality policy. Such legislation could also require the FCC to modify its policy in whole or in part. Because some of our IP devices and services may utilize the networks of third parties, regulation and potential legislation concerning net neutrality could impact our business. Further, some of our carrier customers rely, in part, on the implementation of net neutrality principles in order to offer their VoIP services. If our carrier customers are adversely impacted by legislative or regulatory action concerning net neutrality, it could also adversely impact us.

Uncertainty regarding whether our services are classified as “telecommunications” or “information” services makes it difficult to predict whether we will need to pay additional charges, surcharges, fees and/or taxes to provide our services and whether we are subject to state and local regulation.

There are many unresolved proceedings at the FCC intended to address whether various types of VoIP services are properly classified as telecommunications services and/or information services. Federal legislation may also impact this determination. If our services are determined to be telecommunications services, we may be subject to additional regulation, including but not limited to the application of additional charges, surcharges, taxes and fees that would adversely impact our business. If it is determined that we provide telecommunications services, we could also be required to comply with state regulation and the related filing requirements that could adversely impact our business.

Some local exchange carriers have asserted that past and current services are subject to intrastate and/or interstate access charges. Several proceedings at the FCC within our industry were initiated to address issues relevant to these claims. In April 2004, the FCC ruled that AT&T’s phone-to-phone IP telephone service is not exempt from access charges as an unregulated “information” service, finding that AT&T’s specific network architecture met the definition of a regulated “telecommunications” service. On June 30, 2006, the FCC released a declaratory ruling concluding that certain prepaid calling card service providers are telecommunications service providers and must pay access charges and contribute to the Universal Service Fund. If it is determined that our services were subject to access charges, we may be subject to pay such charges. We also may find it uneconomical to prospectively offer some services if we are prospectively required to pay access charges. Some local exchange carriers invoice for these charges, others have not submitted such invoices. For example, in June 2005, one of our network vendors informed us that they may be liable for access charges. The vendor indicated that they may pass those third-party charges on to us since they believe the charges are due to our use of services. While disputing the basis for the third-party charges, we provided a $100,000 deposit in order to continue receiving services. Another vendor made a similar request. Although we have successfully disputed these charges to date, regulatory actions or commercial agreements may cause us to pay these charges, which could have an adverse impact on our business.

We may from time to time be subject to disputes with customers and vendors relating to amounts invoiced for services provided which we may not be able to resolve in our favor.

It is not unusual in our industry to occasionally have disagreements with vendors relating to amounts billed for services provided between the recipient of the services and the vendor. To the extent we are unable to favorably resolve these disputes, our revenues, profitability or cash may be adversely affected.

Risks Associated With This Offering

There has been no prior public market for our common stock and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive market also may impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell your shares at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and time of orders for our products;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	arrangements or strategic partnerships by us or our competitors;

•	announcements of license agreements, acquisitions or strategic alliances by us or our competitors;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to intellectual property rights;

•	our ability to develop, obtain regulatory clearance for and market, new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitor’s results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

Because of his significant stock ownership, our principal stockholder will be able to exert control over us and our significant corporate decisions.

Based on shares outstanding at August 31, 2006, our principal stockholder beneficially owns 63.5% of our outstanding common stock which includes 53,481 shares which may be purchased pursuant to warrants and stock options, 574,824 shares over which our principal stockholder would have voting power pursuant to voting agreements upon the exercise of stock options under our 2004 Plan, and 1,888,235 shares over which our principal stockholder maintains voting control. Upon completion of this offering our principal stockholder will be entitled to vote approximately 50.4% of our outstanding common stock. Accordingly, our principal stockholder is able to control the election of the members of our Board of Directors and to generally exercise control over our affairs. Such concentration of voting control could also have the effect of delaying, deterring or preventing a change in control of InterMetro that might otherwise be beneficial to stockholders. Conflicts of interest may arise with respect to such principal stockholder and such conflicts may not be resolved in a manner favorable to us.

See “Principal Stockholders.” This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.

We also plan to reserve up to five percent of the shares offered in this offering under a directed share program in which our principal stockholder, employees, business associates and related persons may be able to purchase shares in this offering at the initial public offering price. This program may further increase the percentage of stock held by persons whose interests are aligned with our executive officers’, directors’ and principal stockholders’ interests.

Future sales of our common stock may depress our stock price.

Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. A significant portion of these shares is held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of 3,695,916 shares of common stock, including shares issued upon the exercise of warrants and conversion of Series A Convertible Notes, including interest through August 31, 2006, and Series B Preferred Stock have and will have rights, subject to some conditions, to include their shares in registration statements that we may file for ourselves or other stockholders. The 3,695,916 shares represent approximately 37.0% of the total number of shares of our common stock to be outstanding immediately after this offering.

We also intend to register all common stock issuable under our 2004 Stock Option Plan and our 2006 Plan, totaling 1,944,117 shares. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in “Underwriting.” If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

You will experience substantial dilution in the book value per share and will experience further dilution with the future exercise of stock options and warrants.

If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that exceeds by $7.55 the per share net tangible book value of our assets immediately following the offering (on a pro forma as adjusted basis as of June 30, 2006), and

•	the investors in the offering will have contributed 85% of the total amount to fund us but will own only 22% of outstanding shares of our common stock.

As of June 30, 2006, we had outstanding options to purchase 1,091,176 shares of our common stock, of which 697,171 were vested. From time to time, we may issue additional options to employees and non-employee directors pursuant to our equity incentive plans. These options generally vest 20% on the date of grant and continue vesting 5% each quarter thereafter. Once these options vest, you will experience further dilution as these stock options are exercised by their holders.

As of June 30, 2006, we had outstanding warrants to purchase 1,267,033 shares of our common stock. All of these warrants are immediately exercisable.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even if an acquisition would be beneficial to our stockholders, which could affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.

Our certificate of incorporation and bylaws to be effective prior to the completion of this offering contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies or calling special stockholder meetings; and

•	require advance written notice of stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We do not intend to pay cash dividends.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our ability to control or predict and that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements. Actual events or results may differ materially. In evaluating these statements, you should understand that various factors, in addition to those discussed in “Risk Factors” and elsewhere in this document, could affect our future results and could cause results to differ materially from those expressed in such forward-looking statements, including the following:

•	our limited operating history and fluctuating operating results;

•	the possibility we may be unable to manage our growth;

•	extensive competition;

•	loss of members of our senior management;

•	our limited number of customers and suppliers;

•	our dependence on local exchange carriers;

•	the possibility of network failures;

•	our need to effectively integrate businesses we acquire;

•	risks related to acceptance, changes in, and failure and security of, technology; and

•	regulatory interpretations and changes.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements.

You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 2,225,000 shares of common stock in this offering will be approximately $16.7 million, assuming an initial public offering price of $9.00 per share (the mid-point of the estimated price range shown on the cover of this prospectus) and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $19.4 million.

The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We presently intend to use the net proceeds that we receive in this offering to expand our business through internal growth and acquisitions and to provide working capital and for other general corporate purposes, including:

•	expansion of our sales and marketing organization, which may include increasing the number of sales personnel, expanding distribution and other sales relationships with third parties, and investing in advertising and marketing activities to increase brand awareness and product sales;

•	investments in our network infrastructure, which may include continuing to make significant upfront investments in network infrastructure and equipment to support the growth of our customer base; and

•	further development of our service offerings, which may include increasing the number of engineering and quality assurance personnel.

We may use a portion of the net proceeds to acquire, or to invest in, complementary businesses, services, technologies, products and assets. We have no present commitments or agreements to make any acquisitions or to make any such investments.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the growth of our sales and marketing activities, the status of our research and development efforts, the amount of proceeds actually raised in this offering and the amount of cash generated by our operations, if any. We, therefore, cannot predict the relative allocation of net proceeds that we receive in this offering which will be used for any among the purposes above. As a result, management will have broad discretion over the proceeds from this offering. Pending these uses, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2006:

•	on an actual basis;

•	to give effect to the automatic conversion of all of our Series A Convertible Notes, including accrued interest through August 31, 2006, and Series B preferred stock into common stock; and

•	on an unaudited pro forma as adjusted basis to give effect to the receipt of the net proceeds from the sale of 2,225,000 shares of common stock by us in this offering at an assumed initial public offering price of $9.00 per share (the midpoint of the range set forth on the cover of this prospectus), after deducting underwriting discounts and estimated offering expenses to be paid by us.

	At June 30, 2006
	As Reported (unaudited)	Pro Forma (unaudited)	Pro Forma As Adjusted (unaudited)
	(in thousands, except share and per share data)
Cash, cash equivalents and restricted cash	$652	$652	$17,329

Total Debt:
Borrowings under line of credit facility	30	30	30
Capital lease obligations	265	265	265
Series A convertible promissory notes, net of discount	2,427	—	—

Total debt	2,722	295	295

Stockholders’ Equity (Deficit):
Preferred stock; $0.001 par value; 10,000,000 shares authorized; 235,307 shares issued and outstanding as reported, -0- pro forma and pro forma as adjusted	—	—	—
Common stock; $0.001 par value; 50,000,000 shares authorized; 5,074,311 shares issued and outstanding as reported; 7,869,311 shares issued and outstanding pro forma and 10,094,311 shares issued and outstanding pro forma as adjusted	5	8	10
Additional paid in capital	6,407	9,303	25,975
Deferred stock based compensation	(526)	(526)	(526)
Accumulated deficit	(8,877)	(8,877)	(8,877)

Total stockholders’ equity (deficit)	(2,991)	(92)	16,582

Total capitalization	$(269)	$203	$16,877

In addition to the 10,094,311 shares of common stock to be outstanding after this offering, we may issue additional shares of common stock under the following plans and instruments:

•	1,091,176 shares subject to outstanding options as of June 30, 2006 granted under our stock option plans with a weighted average exercise price per share of $0.72;

•	2,941 shares of common stock reserved for the future issuance of options under our 2004 Plan;

•	850,000 shares of common stock we have reserved for future issuance under our 2006 Omnibus Stock and Incentive Plan; and

•	1,267,033 shares of common stock issuable upon exercise of warrants outstanding as of June 30, 2006 with a weighted average exercise price per share of $1.33.

You should read this table together with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and selected notes beginning of page F-1.

DILUTION

If you invest in our common stock in this offering, you will experience dilution to the extent of the difference between the initial public offering price per share and the pro forma, as adjusted, net tangible book value per share of common stock after this offering.

As of June 30, 2006, we had a net tangible book value of $(5.0 million), or $(0.98) per share. The net tangible book value per share of common stock is determined by subtracting total liabilities from the total book value of the tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding on the date the book value is determined.

Our pro forma net tangible book value at June 30, 2006 was $(2.1) million, or $(0.26) per share, which reflects the conversion of our Series A Convertible Notes, including accrued interest through August 31, 2006, and the conversion of all Series B preferred stock into common stock. The pro forma net tangible book value per share of common stock is determined by subtracting total pro forma liabilities from the total pro forma tangible assets and dividing the difference by the pro forma number of shares of our common stock deemed to be outstanding on the date the tangible book value is determined. After giving effect to the sale of 2,225,000 shares of common stock offered by us in this offering at an assumed public offering price of $9.00 per share (the mid-point of the price range set forth on the cover page to this prospectus) and the application of the estimated net proceeds from this offering, our pro forma as adjusted net tangible book value as of June 30, 2006 would have been $14.6 million or $1.45 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.71 per share and an immediate dilution to new investors of $(7.55) per share. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering.

Assumed initial public offering price per share	$9.00
Pro forma net tangible book value per share as of June 30, 2006	$(0.26)
Increase per share attributable to new investors	$1.71
Pro forma, as adjusted, net tangible book value per share after the offering	$1.45
Dilution per share to new investors	$(7.55)

If the underwriters exercise in full their option to purchase additional shares of our common stock in this offering, the pro forma net tangible book value per share after the offering would be $1.67 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.93 per share and the dilution to new investors purchasing shares in this offering would be $7.33 per share.

The following table sets forth on an unaudited pro forma as adjusted basis, as of June 30, 2006, the difference between the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering, before deducting underwriting discounts and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Existing stockholders	7,869	78%	$3,580	15%	$0.46

New investors	2,225	22%	$20,025	85%	$9.00

Totals	10,094	100%	$23,605	100%	$2.34

The foregoing discussion and tables assume no exercise of any stock options or warrants and no issuance of shares reserved for future issuance under our equity plans. As of June 30, 2006, there were stock options outstanding to purchase 1,091,176 shares of our common stock at a weighted average exercise price of $0.72 per share and warrants outstanding to purchase 1,267,033 shares of our common stock at a weighted average exercise price of $1.33 per share. To the extent that any of these options or warrants are exercised, your investment will be further diluted. In addition, we may grant more options or warrants in the future, which will cause further dilution to your investment.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA

The selected financial data set forth below should be read in conjunction with the financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The statement of operations and cash flow data set forth below with respect to the period from July 22, 2003 (inception) through December 31, 2003 and each of the years ended December 31, 2004 and 2005 and the balance sheet data as of December 31, 2004 and 2005 are derived from and refer to our audited financial statements included elsewhere in this prospectus. The financial data for the six months ended June 30, 2005 and 2006 are derived from our unaudited consolidated financial statements.

The unaudited pro forma consolidated financial information for the year ended December 31, 2005 and the six months ended June 30, 2006 gives effect to the acquisition of ATI completed in March 2006, the issuance of our Series A Convertible Notes and the conversion Series B preferred stock in January and February 2006, respectively, and the conversion of our Series A Convertible Notes, including interest accrued through August 31, 2006, Series B preferred stock into common stock, and the exercise of warrants to purchase 309,599 Shares of common stock in May 2006 as if all such transactions had been consummated as of the beginning of the respective periods presented. The pro forma consolidated financial information is derived from our historical financial statements and the historical financial statements of ATI. Prior to the acquisition, ATI’s fiscal year end was June 30. Therefore, in order to prepare the unaudited pro forma amounts in this summary for the year ended December 31, 2005, we added to ATI’s results of operations for the fiscal year ended June 30, 2005, the results for the period beginning July 1, 2005 to December 31, 2005 and subtracted its results of operations for the period beginning July 1, 2004 to December 31, 2004.

The unaudited pro forma consolidated financial information set forth below reflects pro forma adjustments that are based upon available information and certain assumptions that we believe are reasonable. The unaudited pro forma consolidated financial information does not purport to represent our results of operations or financial position that would have resulted had the transactions to which pro forma effect is given been consummated as of the date or for the periods indicated. The unaudited pro forma consolidated financial statements and accompanying notes should be read in conjunction with the historical financial statements, included elsewhere in this prospectus.

	Period from July 22, 2003 (inception) through December 31,
		Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)	(unaudited)
	(in thousands, except for share and per share data)
Statement of Operations Data:
Net revenues	$—	$1,880	$10,581	$3,705	$9,130
Network costs	—	1,429	7,358	2,455	8,824

Gross profit	—	451	3,223	1,250	306
Operating expense
Sales and marketing (1)	1	318	668	254	851
General and administrative (2)	222	2,390	3,001	1,476	3,596

Operating expenses	223	2,708	3,669	1,730	4,447

Operating loss	(223)	(2,257)	(446)	(480)	(4,141)
Interest expense, net	9	470	665	248	664

Loss before provision for income taxes	(232)	(2,727)	(1,111)	(728)	(4,805)
Provision for income taxes	—	(1)	(1)	—	—

Net loss	$(232)	$(2,728)	$(1,112)	$(728)	$(4,805)

Net loss per common share
Basic and diluted	$(0.05)	$(0.58)	$(0.24)	$(0.16)	$(1.00)

Weighted average shares used to calculate basic and diluted	4,705,888	4,705,888	4,705,888	4,705,888	4,811,306

Statement of Cash Flow Data:
Net cash provided by (used in) operating activities	$(117)	$(1,082)	$1,343	$794	$(1,673)
Net cash provided by (used in) investing activities	$—	$(419)	$(821)	$(527)	$(50)
Net cash provided by (used in) financing activities	$1,076	$796	$(211)	$(74)	$1,779

	Pro Forma
	Year Ended December 31,	Six Months Ended June 30,
	2005	2006
	(unaudited)	(unaudited)
Pro Forma Basic and Diluted Net Loss per Common Share:
Pro forma basic and diluted	$(0.21)	$(0.60)

Weighted average shares used to calculate pro forma basic and diluted	7,869,311	7,869,311

	Period from July 22, 2003 (inception) through December 31,	Year Ended December 31,		Six Months Ended June 30,
	2003	2004	2005	2005	2006
				(unaudited)
	(in thousands)

Other Financial Data:
Capital expenditures (3)	$—	$540	$1,031	$601	$209
Depreciation and amortization	$—	$164	$579	$238	$383

	As of June 30, 2006
	As Reported	Pro Forma	Pro Forma As Adjusted
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$652	$652	$17,329
Total assets	7,607	7,607	24,285
Long term capital leases, including current	265	265	265
Series A convertible promissory notes, net of discount (4)	2,427	—	—
Total stockholder’s equity (deficit)	(2,991)	(134)	16,582

(1)	Includes stock-based compensation of $0 for the period from July 22, 2003 (inception) through December 31, 2003 and the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 (unaudited); $66 for the six months ended June 30, 2006 (unaudited); and $0 and $66, respectively, for the pro forma year ended December 31, 2005 (unaudited) and six months ended June 30, 2006 (unaudited).
(2)	Includes stock-based compensation of $0, $237, $443, $237 and $1,379 for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and the six months periods ended June 30, 2005 (unaudited) and 2006 (unaudited); and $443 and $1,379, respectively, for the pro forma year ended December 31, 2005 (unaudited) and six months ended June 30, 2006 (unaudited).
(3)	Capital expenditures include direct cash payments made for our equipment, payments made under our capital lease facilities and amounts paid under one of our strategic agreements.
(4)	Our convertible promissory notes automatically convert into Series A Preferred Stock at a price of $0.85, $1.40 (rounded) and $3.40 per share, as the case may be, subject to certain anti-dilution protections which terminate upon conversion, on the date on which our common stock becomes publicly traded. Each share of Series A Preferred Stock is convertible into one share of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” beginning on page 9 and elsewhere in this prospectus.

General

InterMetro has built a national, private, proprietary voice-over Internet Protocol, or VoIP, network infrastructure offering an alternative to traditional long distance network providers. We use our network infrastructure to deliver voice calling services to traditional long distance carriers, broadband phone companies, VoIP service providers, wireless providers, other communications companies and end users. Our VoIP network utilizes proprietary software, configurations and processes, advanced Internet Protocol, or IP, switching equipment and fiber-optic lines to deliver carrier-quality VoIP services that can be substituted transparently for traditional long distance services. We believe VoIP technology is generally more cost efficient than the circuit-based technologies predominantly used in existing long distance networks and is easier to integrate with enhanced IP communications services such as web-enabled phone call dialing, unified messaging and video conferencing services.

We focus on providing the national transport component of voice services over our private VoIP infrastructure. This entails connecting phone calls of carriers or end users, such as wireless subscribers, residential customers and broadband phone users, in one metropolitan market to carriers or end users in a second metropolitan market by carrying them over our VoIP infrastructure. We compress and dynamically route the phone calls on our network allowing us to carry up to approximately eight times the number of calls carried by a traditional long distance company over an equivalent amount of bandwidth. In addition, we believe our VoIP equipment costs significantly less than traditional long distance equipment and is less expensive to operate and maintain. Our proprietary network configuration enables us to quickly, without modifying the existing network, add equipment that increases our geographic coverage and calling capacity.

Recently, we enhanced our network’s functionality by implementing Signaling System 7, or SS-7, technology. SS-7 allows access to customers of the local telephone companies, as well as customers of wireless carriers. SS-7 is the established industry standard for reliable call completion, and it also provides interoperability between our VoIP infrastructure and traditional telephone company networks.

For the quarter ended September 30, 2005, which was the last quarter prior to the initiation of our SS-7 network expansion, we reported gross margin of approximately 30.0%. As part of the network expansion which began in December 2005, we began purchasing additional network capacity on a fixed-cost and monthly recurring basis. These costs, along with other expenses related to the expansion, such as certain nonrecurring costs for installing these services, are included in our total network expenses for the six months ended June 30, 2006. However, we did not begin selling services utilizing the network expansion until the quarter ended June 30, 2006 and this revenue represented an immaterial amount of our revenue for the period. The increase in network costs without a corresponding increase in revenues was a significant factor in reducing our gross margin to 3.4% for the six months ended June 30, 2006. We believe that increasing voice minutes utilizing our network expansion would ultimately generate gross margins approximating those generated prior to the network expansion. A key aspect of our current business strategy is to focus on sales to increase these voice minutes.

We currently estimate that this expansion will allow us to provide approximately 5.4 billion minutes of additional voice services per year on our VoIP infrastructure, based on 35% utilization of the added network capacity.

Overview

History. We were founded as a California corporation in July 2003 and began generating revenue in March 2004. Since that time, we have increased our revenue to approximately $9.1 million for the six months ended June 30, 2006 which includes approximately $2.7 million of revenue from our first acquisition.

We increased our employee base from 14 employees at December 31, 2003 to 38 employees as of June 30, 2006. We expect our headcount to continue to grow as our business expands. Our corporate headquarters is located in Simi Valley, California. We lease collocation space for our VoIP equipment in carrier-class telecommunications facilities in metropolitan markets throughout the U.S. and expect to add additional collocation facilities as we expand our VoIP network.

Trends in Our Industry and Business

A number of trends in our industry and business have a significant effect on our operations and our financial results. These trends include:

Increased competition for end users of voice services. We believe there is an increasing number of companies competing for the end users of voice services that have traditionally been serviced by the large incumbent carriers. The competition has come from wireless carriers, competitive local exchange carriers, or CLECs, and interexchange carriers, or IXCs, and more recently from broadband VoIP providers, including cable companies and DSL companies offering broadband VoIP services over their own IP networks. All of these companies provide national calling capabilities as part of their service offerings, however, most of them do not operate complete national network infrastructures. These companies previously purchased national transport services exclusively from traditional carriers, but are increasingly purchasing transport services from us.

Merger and acquisition activities of traditional long distance carriers. Recently, the three largest operators of traditional long distance service networks were acquired by or have merged with several of the largest local wireline and wireless telecommunications companies. AT&T Corp. was acquired by SBC Communications Inc., MCI, Inc. was acquired by Verizon Communications, Inc. and Sprint Corporation and Nextel Communications, Inc. engaged in a merger transaction. While we believe it is too early to tell what effects these transactions will have on the market for national voice transport services, we may be negatively affected by these events if these companies increase their end user bases, which could potentially decrease the amount of services purchased by our carrier customers. In addition, these companies have greater financial and personnel resources and greater name recognition. However, we could potentially benefit from the continued consolidation in the industry, which has resulted in fewer competitors.

Regulation. Our business has developed in an environment largely free from regulation. However, the FCC and many state regulatory agencies have begun to examine how VoIP services could be regulated, and a number of initiatives could have an impact on our business. These regulatory initiatives include, but are not limited to, proposed reforms for universal service, the intercarrier compensation system, FCC rulemaking regarding emergency calling services related to broadband IP devices, and the assertion of state regulatory authority over us. Complying with regulatory developments may impact our business by increasing our operating expenses, including legal fees, requiring us to make significant capital expenditures or increasing the taxes and regulatory fees applicable to our services. One of the benefits of our implementation of SS-7 technology is to enable us to purchase facilities from incumbent local exchange carriers under switched access tariffs. By purchasing these traditional access services, we help mitigate the risk of potential new regulation related to VoIP. For additional information about these and other regulatory issues we face, see “Regulation” under “Our Business.”

Our Business Model

Historically we have been successful in implementing our business plan through the expansion of our VoIP infrastructure. Since our inception, we have grown our customer base, including the customers from our recent acquisition, to include over 100 customers, including several large publicly-traded telecommunications companies and retail distribution partners. In connection with the addition of customers and the provision of related voice services, we have expanded our national VoIP infrastructure to reach 28 metropolitan markets.

Recently, we have also dedicated significant resources to acquisition growth, completing our first acquisition in March 2006. We acquired ATI to add minutes to our network and to access new sales channels and customers. We plan to grow our business through direct sales activities and potentially through acquisitions.

We have experienced rapid year-over-year revenue growth since we began offering our VoIP services in the Los Angeles metropolitan market in March 2004. Our revenue increased over five-fold from $1.9 million in 2004 to $10.6 million in 2005 and our network costs during the same periods were $1.4 million and $7.4 million, respectively. We had net losses of $(2.7) million in 2004 and $(1.1) million in 2005. For the six months ended June 30, 2006 we generated revenue of $9.1 million and net losses of $(4.8) million as compared to revenue of $3.7 million and net losses of $(728,000) in the six months ended June 30, 2005.

Revenue. We generate revenue primarily from the sale of voice minutes that are transported across our VoIP infrastructure. In addition, ATI, as a reseller, generates revenues from the sale of voice minutes that are currently transported across other telecom service providers’ networks. We negotiate rates per minute with our carrier customers on a case by case basis. The voice minutes that we sell through our retail distribution partners are typically priced at per minute rates, are packaged as calling cards and are competitive with traditional calling cards and prepaid services. Our carrier customer services agreements and our retail distribution partner agreements are typically one year in length with automatic renewals. We generally bill our customers on a weekly basis with either a prepaid balance required at the beginning of the week of service delivery or with net terms determined by customers’ creditworthiness. Factors that affect our ability to increase revenue include:

•	Changes in the average rate per minute that we charge our customers.

Our voice services are sold on a price per minute basis. The rate per minute for each customer varies based on several factors, including volume of voice services purchased, a customer’s creditworthiness, and, increasingly, use of our SS-7 based services, which are priced higher than our other voice transport services.

•	Increasing the net number of customers utilizing our VoIP services.

Our ability to increase revenue is primarily based on the number of carrier customers and retail distribution partners that we are able to attract and retain, as revenue is generated on a recurring basis from our customer base. We expect increases in our customer base primarily through the expansion of our direct sales force and our marketing programs. Our customer retention efforts are primarily based on providing high quality voice services and superior customer service. We expect that the addition of SS-7 based services to our network will significantly increase the universe of potential customers for our services because many customers will only connect to a voice service provider through SS-7 based interconnections.

•	Increasing the average revenue we generate per customer.

We increase the revenue generated from existing customers by expanding the number of geographic markets connected to our VoIP infrastructure. Also, we are typically one of several providers of voice transport services for our larger customers, and can gain a greater share of a customer’s revenue by consistently providing high quality voice service.

•	Acquisitions.

We expect to expand our revenue base through the acquisition of other voice service providers. We plan to continue to acquire businesses whose primary cost component is voice services or whose technologies expand or enhance our VoIP service offerings.

We expect that our revenue will increase in the future primarily through the addition of new customers gained from our direct sales and marketing activities and from acquisitions.

Network Costs. Our network, or operating, costs are primarily comprised of fixed cost and usage based network components. In addition, ATI incurs usage based costs from its underlying telecom service providers. We generally pay our fixed network component providers at the beginning or end of the month in which the service is provided and we pay for usage based components on a weekly or monthly basis after the delivery of services. Some of our vendors require a prepayment or a deposit based on recurring monthly expenditures or anticipated usage volumes. Our fixed network costs include:

•	Competitive local exchange carrier costs.

The interconnections between our VoIP infrastructure and our customers’ end users, as well as our retail customers, have historically been purchased on a monthly recurring fixed cost basis from competitive local exchange carriers, or CLECs. Historically, CLEC interconnections have been our largest component of fixed network costs. However, we maintain a portion of these services to provide a transition for existing customers who purchase our SS-7 services. Having both the CLEC and SS-7 services running simultaneously significantly increases our network costs as a percentage of revenue and correspondingly decreases our gross margin.

•	SS-7 based interconnection costs.

During the first six months of 2006, we added a significant amount of capacity, measured by the number of simultaneous phone calls our VoIP infrastructure can connect in a geographic market, by connecting directly to a local phone company through SS-7 based interconnections purchased on a monthly recurring fixed cost basis. As we expand our network capacity and expand our network to new geographic markets, SS-7 based interconnection capacity will become a greater portion of our fixed network costs. Until we are able to increase revenues based on our SS-7 services, these fixed costs will significantly reduce the gross profit earned on our revenue.

•	Other fixed costs.

Other significant fixed costs components of our VoIP infrastructure include private fiber-optic circuits and private managed IP bandwidth that interconnect our geographic markets, monthly leasing costs for the collocation space used to house our networking equipment in various geographic markets, local loop circuits that are purchased to connect our VoIP infrastructure to our customers and usage-based vendors within each geographic market. Other fixed network costs include depreciation expense on our network equipment and monthly subscription fees paid to various network administrative services.

The usage based cost components of our network include:

•	Off-net costs.

In order to provide services to our customers in geographic areas where we do not have existing or sufficient VoIP infrastructure capacity, we purchase transport services from traditional long distance providers and resellers, as well as from other VoIP infrastructure companies. We refer to these costs as “off-net” costs. Historically, the only significant usage based cost component of our network was for off-net services. Off-net costs are billed on a per minute basis with rates that vary significantly based on the particular geographic area to which a call is being connected.

•	SS-7 based interconnections with local carriers.

The SS-7 based interconnection services we began purchasing during the first quarter of 2006, and those we intend to purchase for the provision of a majority of our future services, include a usage based, per minute cost component. The rates per minute for this usage based component are significantly lower than the per minute rates for off-net services. We expect that the usage based costs for SS-7 services will become the largest cost component of our network as we transition existing revenue to SS-7 based services and add new customers.

Our fixed-cost network components generally do not experience significant price fluctuations. Factors that affect these network components include:

•	Efficient utilization of fixed-cost network components.

Our customers utilize our services in identifiable fixed daily and weekly patterns. Customer usage patterns are characterized by relatively short periods of high volume usage, leaving a significant amount of time where the network components remain idle.

Our ability to attract customers with different traffic patterns, such as customers who cater to residential calling services, which typically spike during evening hours, with customers who sell enterprise services primarily for use during business hours, increases the overall utilization of our fixed-cost network components. This decreases our overall cost of operations as a percentage of revenues.

•	Strategic purchase of fixed-cost network components.

Our ability to purchase the appropriate amount of fixed-cost network capacity to (1) adequately accommodate periods of higher call volume from existing customers, (2) anticipate future revenue growth attributed to new customers, and (3) expand services for new and existing customers in new geographic markets is a key factor in managing the percentage of fixed costs we incur as a percentage of revenue.

From time to time, we also make strategic decisions to add capacity with newly deployed technologies, such as the SS-7 based services, which require purchasing a large amount of network capacity in many geographic markets prior to the initiation of customer revenue.

We expect that both our fixed-cost and usage based network costs will increase in the future primarily due to the expansion of our VoIP infrastructure and use of off-net providers related to the expected growth in our revenues.

Our usage based network components costs are affected by:

•	Fluctuations in per minute rates of off-net service providers.

Increasing the volume of services we purchase from our vendors typically lowers our average off-net rate per minute. Another factor in the determination of our average rate per minute is the mix of voice services we use by carrier type, with large fluctuations based on the carrier type of the end user which can be local exchange carriers, wireless providers or other voice service providers.

•	Sales mix of our VoIP infrastructure capacity versus off-net services.

Our ability to sell services connecting our on-net geographic markets, rather than off-net areas, affects the volume of usage-based off-net services we purchase as a percentage of revenue.

•	Acquisitions of telecommunications businesses.

We expect to continue to make acquisitions of telecommunications companies. As we complete these acquisitions and add an acquired company’s traffic and revenue to our operations, we may incur increased usage based network costs. These increased costs will come from traffic that remains with the acquired company’s pre-existing carrier and from any of the acquired company’s traffic that we migrate to our SS-7 services or our off-net carriers. We may also experience decreases in usage based charges for traffic of the acquired company that we migrate to our network. The migration of traffic onto our network requires network construction to the acquired company’s customer base, which may take several months to complete.

Sales and Marketing Expense. Sales and marketing expenses include salaries, sales commissions, benefits, travel and related expenses for our direct sales force, marketing and sales support functions. Our sales and marketing expenses also include payments to our agents that source carrier customers and retail distribution partners. Agents are primarily paid commissions based on a percentage of the revenues that their customer relationships generate. In addition, from time to time we may cover a portion or all of the expenses related to printing physical cards and related posters and other marketing collateral. All marketing costs associated with increasing our retail consumer user base are expensed in the period in which they are incurred. We expect that our sales and marketing expenses will increase in the future primarily due to increases in our direct sales force.

General and Administrative Expense. General and administrative expenses include salaries, benefits and expenses for our executive, finance, legal and human resource personnel. In addition, general and administrative expenses include fees for professional services, occupancy costs and our insurance costs, and depreciation expense on our non-network depreciable assets. In addition, our general and administrative expenses include stock-based compensation on option grants to our employees and options and warrant grants to non-employees for goods and services received.

Results of Operations

The following table sets forth, for the periods indicated, the results of our operations expressed as a percentage of revenue:

	Period from July 22, 2003 (inception) through December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(unaudited)
Net revenues	—	100%	100%	100%	100%
Network costs	—	76	70	66	97

Gross profit	—	24	30	34	3
Operating expenses:
Sales and marketing	—	17	6	7	9
General and administrative	—	127	28	40	39

Total operating expenses	—	144	34	47	48

Operating loss	—	(120)	(4)	(13)	(45)
Interest expense	—	25	7	7	8

Loss before provision for income taxes	—	(145)	(11)	(20)	(53)
Provision for income taxes	—	—	—	—	—

Net loss	—	(145)%	(11)%	(20)%	(53)%

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2006

Net Revenues. Net revenues increased $5.4 million, or 146.4%, from $3.7 million for the six months ended June 30, 2005 to $9.1 million for the six months ended June 30, 2006. Approximately $1.6 million of the increase, or 30.0%, was attributable to revenues from new customers added after June 30, 2005, approximately $2.7 million of this increase, or 50.7%, was attributable to revenues from the acquisition of ATI and its customer base and with the remainder of revenue growth coming from increased sales to existing customers. Substantially all new customers were added through our direct sales force. Growth in revenues from existing customers came from both increased sales in existing markets and sales in additional metropolitan markets.

Network Costs. Network costs increased $6.4 million, or 259.4%, from $2.5 million for the six months ended June 30, 2005 to $8.8 million for the six months ended June 30, 2006. Approximately $1.5 million of the increase, or 23.0%, was attributable to costs related to the SS-7 network upgrade, including nonrecurring installation costs, network expansion costs and customer transition costs. Approximately $2.4 million of this increase, or 38.1%, was attributable to the ATI acquisition. The remainder of the increase was primarily due to expanding network capacity for revenue growth. Our gross margin decreased from 33.7% for the six months ended June 30, 2005 to 3.4% for the six months ended June 30, 2006. Gross margin was also negatively affected by increased fixed costs related to network components that will enable future revenue expansion, offset by a decrease in the use of off-net variable costs as we carried a higher percentage of voice traffic over our VoIP infrastructure. During the first six months of 2006, we added a significant amount of capacity, measured by the number of simultaneous phone calls our VoIP infrastructure can connect in a geographic market, by connecting directly to a local phone company through SS-7 based interconnections purchased on a monthly recurring fixed cost basis. As we expand our network capacity and extend our network to new geographic markets, SS-7 based interconnection capacity will become a greater portion of our fixed network costs. Until we are able to transition our existing voice traffic to our SS-7 platform, these fixed costs will significantly reduce the gross profit earned on our revenues due to an increase in equipment utilized on our network.

Depreciation expense included within network costs for the six months ended June 30, 2005 was $230,000 (6.2% of net revenues) as compared to $351,000 (3.8% of net revenues) for the six months ended June 30, 2006.

If we implement our plan to begin offering IP devices, we will potentially incur costs to comply with FCC regulations that require us to provide E911 capability for all our IP device customers.

Sales and Marketing. Sales and marketing expenses increased $597,000, or 235.0%, from $254,000 for the six months ended June 30, 2005 to $851,000 for the six months ended June 30, 2006. Sales and marketing expenses as a percent of net revenues were 6.9% and 9.3% for the six months ended June 30, 2005 and 2006, respectively. The increase in sales and marketing expenses for the six months ended June 30, 2006 principally related to increases in our direct costs related to our sales and marketing efforts (including product placement and consulting services), advertising and our participation in industry trade shows during the six months ended June 30, 2006 of approximately $219,000, $56,000 and $39,000, respectively, and approximately $219,000, or 36.7%, was attributable to our acquisition of ATI.

We also include the non-cash compensation relating to options granted to our sales employees in our sales and marketing expenses. Such stock-based charges were $66,000 for the six months ended June 30, 2006. There were no similar charges for the six months ended June 30, 2005.

General and Administrative. General and administrative expenses increased $2.1 million, or 143.6%, from $1.5 million for the six months ended June 30, 2005 to $3.6 million for the six months ended June 30, 2006. General and administrative expenses as a percent of net revenues were 39.8% and 39.4% for the six months ended June 30, 2005 and 2006, respectively. Increases in general and administrative expenses for the six months ended June 30, 2006 principally related to an increase in legal and other professional fees, payroll and payroll-related expenses, insurance and other office-related costs of $151,000, $285,000 and $130,000, respectively, due to the addition of new employees and the growth in our business. Approximately $333,000, or 15.7%, was attributable to our acquisition of ATI.

We also include the non-cash compensation relating to options granted to our employees (other than sales employees) and to third party providers of goods and services in our general and administrative expenses. Such stock-based charges increased $1.1 million, or 476.0%, from $237,000 for the six months ended June 30, 2005 to $1.4 million for the six months ended June 30, 2006. For option grants to our employees prior to January 1, 2006, we have elected to recognize compensation cost under the intrinsic value method of the Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations. Under APB 25, we recognize compensation cost, if any, over the respective vesting period equal to the difference between the deemed fair value of our common stock and the exercise price of the option on the date of grant. We have accounted for option grants to our employees after January 1, 2006, under SFAS No. 123 (R), Share Based Payment, in which all share-based payments to employees are recognized in the income statement based on their fair values.

We incurred charges of $920,000 for services provided by third parties and paid for with options and warrants in lieu of cash in the six months ended June 30, 2006, in cases in which the respective exercise prices of the options and warrants were determined in a prior period. In addition we incurred charges of $151,000 for option grants awarded and earned in the six months ended June 30, 2006. We incurred charges of $307,000 for options granted to our employees during the six months ended June 30, 2006 under the “modified prospective transition method” under SFAS 123(R).

Interest Expense, Net. Interest expense, net increased $416,000, or 167.7%, from $248,000 for the six months ended June 30, 2005 to $664,000 for the six months ended June 30, 2006. The increase in interest expense was attributable to the issuance in January 2006 of additional convertible promissory notes, (which will continue to accrue interest until converted), financing costs associated with the equipment draws for the network expansion under our strategic agreement with Qualitek and the amortization of the debt discount associated with the detachable warrants issued in January 2006 with our Series A promissory notes.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2005

Net Revenues. Net revenues increased $8.7 million, or 462.6%, from $1.8 million for the year ended December 31, 2004 to $10.6 million for the year ended December 31, 2005. The increase in net revenues was primarily attributable to growth in net revenues from carrier customers, both in net revenues generated from carrier customers existing at December 31, 2004 and new customers which interconnected during the year. Approximately 45% of our 2005 revenues came from new customers and substantially all new customers were added through our direct sales force. Growth in revenues from existing customers came from both increased sales in existing markets and sales in additional metropolitan markets.

Network Costs. Network costs increased $5.9 million, or 414.7%, from $1.4 million for the year ended December 31, 2004 to $7.4 million for the year ended December 31, 2005, primarily due to additional network expansion and growth in minutes from existing and new carrier customers. The usage based, or variable, cost increases were primarily the result of an increase in off-net costs from existing and new customers. The fixed cost components of our network expansion included CLEC interconnections, private fiber-optic circuits, monthly leasing costs for the collocation space and local loop circuits for existing and new customers and for potential future customers. Gross margin increased from 24% for the year ended December 31, 2004 to 30% for the year ended December 31, 2005. This increase in gross margin was attributable principally to the expansion of new on-net markets.

Depreciation expense included within network costs for the year ended December 31, 2004 was $153,000 (8.1% of net revenues) as compared to $558,000 (5.3% of net revenues) for the year ended December 31, 2005. Included in our network costs were $34,000 (1.8% of net revenues) for the year ended December 31, 2004, as compared to $128,000 (1.2% of net revenues) for the year ended December 31, 2005, related to our network expansion.

Sales and Marketing. Sales and marketing expenses increased $350,000, or 110.0%, from $318,000 for the year ended December 31, 2004 to $668,000 for the year ended December 31, 2005. Sales and marketing expenses as a percent of net revenues were 16.9% and 6.3% for the years ended December 31, 2004 and 2005, respectively. The increase in sales and marketing expenses for the year ended December 31, 2005 principally related to increases in our direct costs related to our sales and marketing efforts (including product placement and consulting services), advertising, our participation in industry trade shows and other customer related expenses during the year of approximately $218,000, $60,000 and $27,000, respectively.

General and Administrative. General and administrative expenses increased $611,000, or 25.6%, from $2.4 million for the year ended December 31, 2004 to $3.0 million for the year ended December 31, 2005. General and administrative expenses as a percent of net revenues were 127.1% and 28.4% for the years ended December 31, 2004 and 2005, respectively. The increase in general and administrative expenses for the year ended December 31, 2005 principally related to an increase in payroll and payroll-related expenses, travel, and insurance due to the addition of new employees and the growth in our business of $260,000, $74,000 and $43,000, respectively.

We also include the non-cash compensation relating to options granted to our employees (other than sales employees), which increased $206,000, or 86.9%, from $237,000 for the year ended December 31, 2004 to $443,000 for the year ended December 31, 2005. The increase from the year ended December 31, 2004 as compared to the year ended December 31, 2005 relates primarily to an increase in non-cash charges recognized on our option grants to employees, consultants and for purchases of equipment of $206,000.

Interest Expense. Interest expense increased $195,000, or 41.6%, from $470,000 for the year ended December 31, 2004 to $665,000 for the year ended December 31, 2005. The increase in interest expense was attributable to our convertible promissory notes sold in June 2004 and November 2004 (which will continue to accrue interest until converted with the note principal into our equity), financing costs associated with the equipment draws for the network expansion under our strategic agreement.

Period from July 22, 2003 (Inception) through December 31, 2003 Compared to Year Ended December 31, 2004

During the year ended December 31, 2004, we began our business operations, and as a result, achieved our first customer revenues and related network costs. In addition, we incurred $318,000 in sales and marketing costs and $2.4 million in general and administrative costs related to employee payroll and various other costs relating to the build-out of our corporate infrastructure and, $470,000 of interest expense primarily related to our convertible promissory notes. In addition, we reported stock-based charges of approximately $237,000 related to the non-cash expense relating to the accounting of certain warrants issued in connection with our strategic agreement with our equipment partner and the difference between the deemed fair value of our common stock for financial accounting purposes and the exercise price of options granted to employees and others which vested during the year ended December 31, 2004 under our 2004 Employee Stock Option Plan.

We began generating revenue in March 2004, and as a result, operating results for the period July 22, 2003 (inception) through September 30, 2003 included no revenues, no network costs and no expenses other than approximately $222,000 of general and administrative expenses related to capital raising and other miscellaneous start-up expenses. Accordingly, the results for this period are not meaningful in comparison to the operating results for the year ended December 31, 2004.

Unaudited Quarterly Results of Operations

The following table presents our unaudited condensed quarterly financial data:

	Three Months Ended
	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sept. 30, 2005	Dec. 31, 2005	Mar. 31, 2006	June 30, 2006
	(unaudited, amounts in thousands)
Net revenues	$281	$557	$1,037	$1,357	$2,348	$3,193	$3,682	$3,182	$5,948
Network costs	275	420	715	1,030	1,425	2,234	2,669	2,975	5,849

Gross profit	6	137	322	327	923	959	1,013	207	99
Costs and expenses:
Sales and marketing	70	70	124	149	105	155	258	314	537
General and administrative	651	602	652	686	790	748	776	2,100	1,496

Total costs and expenses	721	672	776	835	895	903	1,034	2,414	2,033
Operating income (loss)	(715)	(535)	(454)	(508)	28	56	(21)	(2,207)	(1,934)
Interest expense, net	78	80	286	116	132	194	223	479	185

Loss before provision for income taxes	(793)	(615)	(740)	(624)	(104)	(138)	(244)	(2,686)	(2,119)
Provision for income taxes	—	—	(1)	—	—	(1)	—	—	—

Net loss	$(793)	$(615)	$(741)	$(624)	$(104)	$(139)	$(244)	$(2,686)	$(2,119)

Liquidity and Capital Resources

At June 30, 2006 we had $652,000 in cash, including $30,000 of cash related to our line of credit (which amount is restricted in its use). On August 31, 2006, we entered into credit facilities for up to an aggregate of $750,000, which are currently undrawn.

Significant changes in cash flows from June 30, 2006 as compared to December 31, 2005 are as follows:

Net cash used in operating activities was $(1.7) million for the six months ended June 30, 2006 as compared to net cash provided by operating activities of $1.3 million for the year ended December 31, 2005. The more significant changes related to our net loss for the six months ended June 30, 2006 of approximately $(4.8) million, depreciation and other non-cash charges of approximately $2.4 million, increases in our deferred revenues of $136,000, accounts payable of $1.0 million and accrued expenses of $1.0 million and an increase in our other current assets of $1.3 million. The increase in our accounts payable and accrued expenses (and a related increase in our other current assets) principally related to increases in amounts due to our professional services of approximately $1.0 million (principally, costs incurred in connection with our initial public offering) and amounts due under our strategic agreements of $691,000 and $1.5 million relating to our acquisition of ATI. The increase in our other current assets principally relates to costs incurred in connection with our initial public offering (which will be recorded as an offset to the proceeds received upon completion of the initial public offering).

Net cash used in investing activities for the six months ended June 30, 2006 was $(50,000) as compared to $(821,000) for the year ended December 31, 2005 was attributable to purchases of property and equipment.

Net cash provided by financing activities for the six months ended June 30, 2006 was $1.8 million as compared to cash used in financing activities of $(211,000) for the year ended December 31, 2005. Net cash for the six months ended June 30, 2006 included the net proceeds from the sale of our Series A convertible promissory notes of $565,000, the net proceeds from the sale of our preferred stock of $986,000 and cash of $459,000 held by ATI when we acquired it offset by the repayment of principal of our capital lease obligations of $84,000 during such period.

Significant changes in cash flows for the year ended December 31, 2005 as compared to the year ended December 31, 2004 are as follows:

Net cash provided by operating activities was $1.3 million for the year ended December 31, 2005 as compared to net cash used in operating activities of $(1.1) million for the year ended December 31, 2004. The more significant changes related to our net loss for year ended December 31, 2005 of $(1.1) million, depreciation and other non-cash charges of approximately $1.1 million, increases in our deferred revenues of $137,000, accounts payable and accrued expenses of $1.7 million, and a decrease of $27,000 in our other long-term assets, offset by an increase in accounts receivable, net of $322,000 and increase in our deposits held by others of $166,000. The increases in our accounts payable and accrued expenses is primarily comprised of increases in (a) the amounts due under our strategic agreement of approximately $451,000, (b) funds held to be remitted to payphone service providers of approximately $203,000 and (c) accrued interest due on the convertible promissory notes of approximately $179,000. Such increases are a result of the overall increase in the growth of our business.

Net cash used in investing activities for the year ended December 31, 2005 was $(821,000) as compared to $(419,000) for the year ended December 31, 2004, and is attributable to purchases of property and equipment.

Net cash used in financing activities for the year ended December 31, 2005 was ($211,000) as compared to cash provided by financing activities of $796,000 for the year December 31, 2004. Net cash included the net proceeds from the sale of our convertible promissory notes of $917,000 for the year ended December 31, 2004 (there we no sales of our convertible promissory notes in the year ended December 31, 2005) offset by the repayment of principal of our capital lease obligations of $241,000 and $121,000 for the years ended December 31, 2005 and 2004, respectively.

We currently anticipate that our existing cash, funds available under our credit facilities, the net proceeds from this offering and any cash generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations through at least the next 12 months and to fund all of our long-term commitments beyond the next 12 months. See “Contractual Obligations.” Our cash uses will include payments of at least $400,000 to the selling shareholder in the ATI transaction. We do not anticipate that the operation of the ATI business, as currently constituted, will require additional cash, as ATI has historically operated on a cash flow break-even basis. It is possible, however, that we may in the future determine to infuse cash into ATI in order to expand the subsidiary’s operations.

Our long-term operating cash requirements include the capital necessary to fund the expansion of capacity and implementation of SS-7 technology in our existing metropolitan markets as well as expansion of our network infrastructure to additional metropolitan markets. We expect to add nine metropolitan markets to our network by the end of 2009. We expect cash flow from operating activities of our existing network to offset the negative cash flow from operating activities and cash spent on financing of our capacity and metropolitan market expansions. We intend to adhere to a policy of fully funding all network infrastructure expansions in advance and intend to expand while maintaining sufficient cash to cover our projected needs. To the extent our plans change, we may need to seek additional funding by accessing the equity or debt capital markets. There is uncertainty regarding whether some of our VoIP services should be classified as telecommunications services. Any VoIP services so classified may be subject to third-party access charges, taxes and fees. If access charges, taxes and fees are imposed on services we have provided or continue to provide, it could have a material adverse effect on our results of operations and financial condition. We do not believe, however, that there would be substantial impairment of our liquidity.

In addition, we may pursue acquisitions that require a portion or all of our cash on hand to complete and may also require us to seek additional funding. Our net losses to date may prevent us from obtaining additional funds on favorable terms or at all. Because of our history of net losses and our limited tangible assets, we do not fit traditional credit lending criteria, which could make it difficult for us to obtain loans or to access the debt capital markets. If additional funds were raised through the issuance of convertible debt or equity securities, the percentage of convertible debt and stock owned by our then-current note holders and stockholders would be reduced. Furthermore, such convertible debt and equity securities may have rights, preferences or privileges senior to those of our then-current convertible debt and equity securities. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in incurring debt service obligations and could result in operating and financial covenants that would restrict our operations. In addition, there can be no assurance that any additional financing will be available on acceptable terms, if at all.

Credit Facilities

In February 2005, we executed an agreement with a commercial bank for a $30,000 revolving credit facility to be used for general working capital. This facility has been renewed through January 2007. Interest on the outstanding balance accrues at an annual rate of 2.5% above the bank’s prime rate. At June 30, 2006, the bank’s prime rate was 8.0%. We are required to maintain a $30,000 balance in an account with the bank (in which the bank has a security interest) as collateral for this loan. We are also required to pay the bank on a monthly basis an unused line fee on the unused portion of this line at an annual rate of 0.625%.

In August 2006, we agreed to enter into unsecured credit facilities of up to an aggregate of $750,000, with certain of our directors and officers, for general working capital. The facilities have one-year maturities and accrue interest on outstanding principal at 10% per annum compounded monthly. Principal and accrued interest are payable on August 31, 2007. We are also required to pay an origination fee of 7.25% of the maximum principal amount outstanding (during the term) on August 31, 2007 (or at the time of prepayment) and lender legal fees and other expenses of $9,500, or less, for each credit facility. Prepayment of the credit facilities requires payment of interest that would have accrued through maturity, discounted by 15%, in addition to principal and accrued interest. We intend to draw on our credit facilities in the quarter ended September 30, 2006.

Leases

In February 2004, we entered into a non-cancelable lease agreement to purchase network equipment, software and other equipment up to $465,000. In connection with entering into this lease facility, we issued to the landlord a warrant to purchase 27,353 shares of our common stock at an exercise price of $0.85 per share. In August 2005 and April 2006, we entered into similar non-cancelable lease agreements to purchase network equipment, software and other equipment up to an additional $300,000 in each lease. In connection with the August 2005 lease facility, we issued a warrant to purchase 10,696 shares of our common stock at an exercise price of $1.40 (rounded) per share. In May 2006, in conjunction with entering into a lease, we issued a warrant to purchase 4,118 shares of our common stock at an exercise price of $5.10 per share. The future minimum lease payments are discounted using interest rates of 18% to 28% over 18 to 30 months.

Critical Accounting Policies and the Use of Estimates

Our financial statements are prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition. We recognize our VoIP services revenues when services are provided, primarily on usage. Revenues derived from sales of calling cards through related distribution partners are deferred upon the sale of the cards. These deferred revenues are recognized into revenues generally when all usage of the cards occur. We recognize revenue in the period that services are delivered and when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed and determinable, no significant performance obligations remain for us and collection of the related receivable is reasonably assured. Our deferred revenues consist of fees received or billed in advance of the delivery of the services or services performed in which cash receipt is not reasonably assured. This revenue is recognized when the services are provided and no significant performance obligations remain or when cash is received for previously performed services. We assess the likelihood of collection based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. Generally, we do not request collateral from our customers. If we determine that collection of revenues are not reasonably assured, we defer the recognition of revenue until the time collection becomes reasonably assured, which is generally upon receipt of cash.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), “Share-Based Payments,” which revises SFAS 123(R), “Accounting for Stock-Based Compensation” issued in 1995. Prior to the adoption of SFAS 123(R), we accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). We adopted SFAS 123(R) applying the “modified prospective transition method” under which we continue to account for nonvested equity awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted for prior to adoption, that is, we would continue to apply APB 25 in future periods to equity awards outstanding at the date it adopted SFAS 123(R).

Under the provisions of SFAS 123, we elected to continue to recognize compensation cost for our employees under the minimum value method of APB 25 and to comply with the pro forma disclosure requirements under SFAS 123(R) for all options granted prior to January 1, 2006. Stock-based employee compensation cost is reflected in net loss related to common stock options if options granted under the 2004 Plan have an exercise price below the deemed fair market value of the underlying common stock on the date of grant.

Effective January 1, 2006, we estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the various assumptions. Expected volatility is based on the historical volatility of a peer group of publicly traded entities. The expected term of options granted is derived from the average midpoint between vesting and the contractual term, as described in the SEC’s Staff Accounting Bulletin No. 107, “Share-Based Payment.” The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Since January 1, 2006, our stock-based compensation has been based on the balance of deferred stock-based compensation for unvested awards at January 1, 2006, using the intrinsic value as previously recorded under APB 25, and the fair value of the awards on the date of grant for awards after January 1, 2006. The adoption of SFAS No. 123R has resulted and will continue to result in higher amounts of stock-based compensation for awards granted after January 1, 2006 than would have been recorded if we had continued to apply the provisions of APB 25. During the six months ended June 30, 2006, we recognized $101,840 relating to the amortization of the remaining balance of the deferred stock-based compensation, calculated using the intrinsic value. Additionally, we recognized $126,965 during the six months ended June 30, 2006 relating to the fair value of the options granted after January 1, 2006.

As a result of adopting SFAS 123R on January 1, 2006, our net loss for the six months ended June 30, 2006 (unaudited) was $155,369 higher than if we had continued to account for share-based compensation under APB 25. The impact to our basic and diluted net loss per share for the six months ended June 30, 2006 was not material.

We account for equity instruments issued to non-employees in accordance with the provisions of SFAS 123, “Accounting for Stock-Based Compensation” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” All transactions involving goods or services as the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

The following presents a summary of our stock option grants since January 1, 2004:

Grants Made During Quarter Ended	Number of Options Granted	Weighted- Average Exercise Price	Weighted- Average Intrinsic Value per Share	Weighted- Average Fair Value per Share
March 31, 2004	694,118	$0.21	$—	$0.21
September 30, 2004	105,882	$0.21	$0.90	$1.11
September 30, 2005	52,941	$1.15	$3.10	$4.25
December 31, 2005	64,706	$1.40	$3.28	$4.68
March 31, 2006	152,353	$2.39	$2.71	$5.10
June 30, 2006	21,176	$5.10	$3.90	$9.00

For the options granted prior to January 1, 2006, the intrinsic value per share is being recognized as compensation expense over the applicable vesting period (which equals the service period). For those options granted January 1, 2006 and thereafter, compensation expense was determined based on the fair value of the options and is being recognized in our Consolidated Statement of Operations over the applicable vesting period (which equals the service period).

The fair value of the common stock for options granted between January 2004 and September 2004 was estimated contemporaneously by the board of directors, with input from management. We did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of grants of stock options during this period, we had limited operations and managerial resources which were focused on commencing revenue streams from customers and executing on our business plan to build out network facilities.

We performed various analyses at the time options were granted to assist our Board of Directors in establishing exercise prices. Determining the fair value of our stock requires making complex and subjective judgments. We retrospectively engaged an unrelated valuation specialist to determine the value of our common stock as of September 30, 2005 and March 31, 2006. As part of our year-end closing process, we re-assessed our interim valuations performed on our common stock for option grants.

Our internal approach to valuation during these periods was based on standard business valuation approaches, including discounted future cash flow analysis which used our estimates of revenues, driven by market growth rates, and estimated costs as well as appropriate discount rates. In addition, we performed capital markets analyses by identifying publicly traded companies considered sufficiently comparable to us. In addition, our internal approach to valuation considered the value implied by our convertible note financings, the accretive value of our business from various milestones (key management hires, volume thresholds (minutes, revenues, new markets, etc.), inroads into the retail distribution channels, positive cash flow, etc.) and market factors.

Although it is reasonable to expect that the completion of this initial public offering will add value to the shares based on increased liquidity and marketability, the amount of additional value can be measured with neither precision nor certainty.

Our unrelated valuation specialist generally utilizes four standard business valuation approaches: discounted cash flow, capital market, business transaction and asset accumulation approach. The methods ultimately selected for each individual business valuation depends upon the valuation specialist’s judgment and experience with similar valuations, and also upon the quantity and quality of available financial, operational, and industry data. With respect to us, the valuation specialist utilized the discounted cash flow method and the capital markets approach. The discounted cash flow method provided a reliable means of representing the fair market value of the equity through the potential operating results of our company on a going concern basis. The capital market approach was utilized because they were able to identify publicly traded guideline companies considered sufficiently comparable to us. The asset accumulation approach was considered but not utilized because it did not provide a reasonable means of representing the fair market value from the potential operating results of the tangible and intangible assets. Our unrelated valuation specialist informed us that it also considered other valuation approaches (the asset accumulation and the business transaction approach); however, these approaches were considered but not utilized as they were not deemed appropriate methodologies for valuing our business.

The discounted cash flow approach involves forecasting the cash flows to invested capital that a typical buyer of us would anticipate receiving through continued operations over a five-year period. Cash flows to invested capital are defined as earnings before interest and taxes, less corporate income tax obligations, plus non-cash expenses, plus or minus changes in working capital, less capital expenditures. These projected invested capital cash flows are discounted to their present value and are then added to the residual value of the fifth year projected invested capital cash flow. The residual value of the fifth year is calculated by capitalizing the invested capital cash flow projected in the sixth year and discounting that value to present value using the discount rate. The capitalization rate is calculated by subtracting the projected long-term growth rate from the discount rate. The discount rate is the required rate of return for all invested capital. In calculating the discount rate in connection with our valuation the unrelated valuation specialist considered the weighted average cost of capital. The weighted average cost of capital is based upon our invested capital structure, with a weighting on equity and a weighting on interest bearing debt. This analysis estimates the fair market value of the total enterprise (invested capital). The fair market value of the equity would be calculated by subtracting the interest bearing debt from the fair market value of the invested capital. Risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.

The capital market approach uses direct comparisons to other enterprises and their equity securities to estimate the fair value of the common shares of privately issued securities. The capital market approach bases the fair value measurement on what other similar enterprises or comparable transactions indicate their values to be. Under this approach, the valuation by unrelated parties in comparable enterprises is examined. In estimating the value of our common stock using the capital market approach, an analysis of the risk, return and growth characteristics of an investment in us, as compared to an investment in the selected guideline public companies. From an investment standpoint, companies may be similar even though engaged in a rather broad variety of operations. The search for companies included a review of data available from Standard & Poor’s Corporation, Compact Disclosure, Dow Jones News Retrieval Service and Media General Financial Services, which contain relevant financial and operating information on actively traded public companies. Important to the analysis was the selection of guideline companies from which reliable comparisons to us may be made. In making their selections, the unrelated valuation specialist indicated that it considered the following four characteristics:

•	The company had to be engaged in the telecommunication services industry with initiatives in VoIP.

•	The company’s common stock had to be publicly traded.

•	The trading market of the company had to be relatively active.

•	The company’s financial information had to be made known to the public.

The unrelated valuation specialist indicated that, based on these criteria and researching numerous companies, companies which are engaged in some way in the telecommunications services industry are comparable. While these companies may not be in the exact same business, their business risk and customer base may be comparable. For these companies, market ratios or multiples were calculated, which the unrelated valuation specialist believed to be relevant in these circumstances.

As disclosed more fully in Note 9 to our consolidated financial statements, we granted stock options with exercise prices of $1.15 to $5.10 per share during the 18 months ended June 30, 2006. Also, as disclosed, we determined that the fair value of our common stock increased from $1.36 to $9.00 per share during that period. We experienced various key milestones in our business during the 18 months ended June 30, 2006 that were indicative of our accretive value during this period, including:

•	We engaged an unrelated valuation specialist to assist us in our re-assessment of the valuation of our common stock, who provided its determination of the market value, on a minority, non-marketable interest basis, as of September 30, 2005, was $4.25 per share.

•	We added our first key executive (V.P. of Business and Legal Affairs) since December 2003 during the quarter ended September 30, 2005.

•	We added another key executive (V.P. of Mergers & Acquisitions) during the quarter ended December 31, 2005.

•	We noted increases in valuation of identified comparable companies.

•	We engaged an unrelated valuation specialist to assist us in our re-assessment of the valuation of our common stock, who provided its determination of the market value, on a minority, non-marketable interest basis, as of March 31, 2006, was $5.10 per share.

•	During Fall 2005, we implemented a strategy to develop SS-7 capability into our network, specifically, the planning of the roll-out identified markets, execution of ordering equipment and network services, etc. During the quarter ended March 31, 2006 we completed the first metropolitan market build-out of SS-7 technology and began generating revenues, implementation costs and other expenses within projected levels. (See following paragraph for additional discussion.)

•	We commenced discussions with a potential retail partner. (See following paragraph for additional discussion.)

•	We entered into an agreement with Ladenburg Thalmann for a contemplated initial public offering, based upon, among other factors, our ability to act upon our strategy to acquire and integrate acquisitions. (See following paragraph for additional discussion.)

In addition to the processes discussed above with respect to the various key milestones and the engagement of an unrelated valuation specialist to assist us in our determination of the fair value of our common stock as of March 31, 2006, several significant factors account for the difference between our valuation of $5.10 per share for our common stock and the estimated initial public offering price of $9.00 per share, based on the mid-point of the range, includes:

•	Completion of the Advanced Tel, Inc. (“ATI”) Acquisition. On March 31, 2006 we completed the acquisition of ATI, a switchless reseller of wholesale long distance services. On a pro forma basis for the 12 months ended December 31, 2005 and for the three months ended March 31, 2006, ATI represented approximately 43% and 39% of our consolidated revenues, respectively. In addition, the completion of the ATI acquisition provided us with a platform for future reseller acquisitions, access to new sales channels and expertise in the reseller market.

•	SS-7 Network Build-out. In the fall of 2005, we began to develop and implement technology to connect our network directly to local telephone companies and wireless networks in the major metropolitan markets that we serve through the addition of SS-7 capabilities to its VoIP infrastructure. SS-7 technology allows access to the customers of the local telephone companies. The combination of SS-7 technology and direct local telephone company interconnections allows us to offer additional services to our customers and we believe makes it easier for potential customers that use long distance companies to transition their voice traffic to our VoIP network. The SS-7 technology also allows us to offer an increased number of services and enhances our ability to develop new services which we believe provides us with additional revenue opportunities. We derived our first revenues from the build out of our SS-7 network during the quarter ended March 31, 2006 and continued to grow revenues based on SS-7 technology.

•	Cantata Technology Agreement. In May 2006, we entered into a strategic agreement with Cantata Technology, Inc., (“Cantata”), formerly known as Excel Switching Corporation, a leading provider of VoIP equipment and support services. We plan to significantly expand our VoIP network using Cantata’s latest, state of the art VoIP equipment, which we believe will increase the functionality and efficiency of our VoIP infrastructure. The terms of the strategic agreement allow us to apply more of our existing financial resources to the expansion of our sales and operations. Furthermore, we expect Cantata’s equipment to enable us to better integrate, with cost advantages, industry standard SS-7 functionality and reliability with the unique enhanced services capabilities of our VoIP infrastructure. Among other benefits, the agreement provides us preferential pricing and rights to test and deploy newly developed technologies.

•	Addition of significant new retail distribution partner. In June 2006, we entered into an agreement with a general merchandise retailer to sell its prepaid calling cards and provide for additional voice traffic over our network. We expect this agreement to provide growth in our revenues and profitability.

As of June 30, 2006, the intrinsic value of 397,058 of our outstanding options was approximately $947,000 of which 204,824 were vested options. The intrinsic value of these options was computed using the difference between an assumed fair value and the exercise price of such options at the date of grant. Also, as of June 30, 2006, we had 694,118 of outstanding options which had no intrinsic value, as the exercise prices of these options approximated the assumed fair value at their granted date. 492,647 of these options were vested as of June 30, 2006.

The foregoing is a summary of the information relating to our determination of the fair value of our common stock solely for purposes of establishing the exercise price of stock options granted since January 2004 while we were a private company. Our determination of the fair value of our common stock in connection with granting stock options may have no relationship to the price at which our common stock will trade upon completion of this offering.

We record deferred stock-based employee compensation charges in the amount by which the exercise price of an option is less than the deemed fair value of our common stock at the date of grant. We record deferred stock-based compensation for non-employee awards in the amount of the fair value related to the unvested awards or those for which a measurement date has not been reached as described above. We amortize the deferred compensation charges ratably or in accordance with the model described in FIN 28 over the vesting period of the underlying option awards, which has been generally one year. For the years ended December 31, 2004 and 2005, we recorded stock compensation expense of $237,000 and $443,000, respectively. For the six months ended June 30, 2005 and 2006, we recorded stock compensation expense of $239,000 and $1.4 million, respectively. During the six months ended ended June 30, 2006, $1.4 million of the total compensation expense was included in our general and administrative expenses and $66,000 was recorded in sales and marketing expenses in our Consolidated Statements of Operations. In the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005, these expenses are included in general and administrative expenses in our Consolidated Statements of Operations. As of June 30, 2006, we had $526,000 of deferred stock-based compensation remaining to be amortized.

Our majority common stockholder has set aside approximately 1.9 million shares in the event certain officers, employees and individuals exercise their option to purchase such shares from the stockholder (the “Founder Options”). These options are vested only upon our engagement of an underwriter for the public offering of our common stock. We determined that the granting of these options is a deemed capital contribution from the majority stockholder to InterMetro. In addition, we have valued these options at the date of grant, which totaled approximately $30,000, which was deferred until the date the contingency of the vesting had lapsed in January 2006 and we recorded this amount as compensation expense included in our general and administrative expenses in our Consolidated Statement of Operations. Subsequent to the vesting of the Founders Options in January 2006, certain officers, employees and individuals entered into agreements with the Founder pursuant to which they purchased the shares of common stock underlying the Founders Options.

Accounts Receivable and the Allowance for Doubtful Accounts

Accounts receivable consist of trade receivables arising in the normal course of business. We do not charge interest on our trade receivables. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing accounts receivable. We review our allowance for doubtful accounts monthly. We determine the allowance based upon historical write-off experience, payment history and by reviewing significant past due balances for individual collectibility. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Impairment of Long-Lived Assets

We assess impairment of our other long-lived assets in accordance with the provisions of SFAS 144, Accounting for the Impairment or Disposal of Long-lived Assets. An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, an estimate is made of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not. To date, we have not had an impairment of long-lived assets.

Accounting for Income Taxes

We account for income taxes using the asset and liability method in accordance with SFAS 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the assets and liabilities. We periodically review the likelihood that we will realize the value of our deferred tax assets and liabilities to determine if a valuation allowance is necessary. We have concluded that it is more likely than not that we will not have sufficient taxable income of an appropriate character within the carryforward period permitted by current law to allow for the utilization of certain of the deductible amounts generating deferred tax assets; therefore, a full valuation allowance has been established to reduce the deferred tax assets to zero at December 31, 2005. In addition, we operate within multiple domestic taxing jurisdictions and are subject to audit in those jurisdictions. These audits can involve complex issues, which may require an extended period of time for resolution. Although we believe that our financial statements reflect a reasonable assessment of our income tax liability, it is possible that the ultimate resolution of these issues could significantly differ from our original estimates.

Net Operating Loss Carryforwards

As of December 31, 2005, our net operating loss carryforwards for federal tax purposes were approximately $2.2 million. Under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change of control net operating loss carryforwards and other pre-change tax attributes against its post-change income may be limited. This Section 382 limitation is applied annually so as to limit the use of our pre-change net operating loss carryforwards to an amount that generally equals the value of our stock immediately before the ownership change multiplied by a designated federal long-term tax-exempt rate. Subject to applicable limitations, net operating losses subject to a Section 382 limitation are not lost if they are not utilized in a particular year. Section 382 provides that all unused net operating losses can be carried forward and aggregated with the following year’s available net operating loss.

Contingencies and Litigation

We evaluate contingent liabilities including threatened or pending litigation in accordance with SFAS 5, “Accounting for Contingencies” and record accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. We make these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Contractual Obligations

Our major outstanding contractual obligations relate to our convertible notes payable from our financings, capital lease obligations related to purchases of fixed assets, amounts due under our strategic equipment agreement, operating lease obligations, and other contractual obligations, primarily consisting of the underlying elements of our network. There are no significant provisions in our agreements with our network partners that are likely to create, increase, or accelerate obligations due thereunder other than changes in usage fees that are directly proportional to the volume of activity in the normal course of our business operations. We have no long-term obligations of more than three years.

The following table reflects a summary of our contractual obligations at December 31, 2005:

	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	more than 5 years
Capital lease obligations	$348	$197	$151	—	—
Operating lease obligations	10	5	5	—	—
Contractual letters of credit	30	30	—	—	—

Total	$388	$232	$156	—	—

Off-Balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions, foreign currency forward contracts or any other off-balance sheet arrangements.

Quantitative and Qualitative Disclosures Regarding Market Risk

Foreign Currency Market Risks. We currently do not have significant exposure to foreign currency exchange rates as all of our sales are denominated in U.S. dollars.

Interest Rate Market Risk. Our cash is invested in bank deposits and money market funds denominated in U.S. dollars. The carrying value of our cash, restricted cash, accounts receivable, deposits, other current assets, trade accounts payable, accrued expenses, deferred revenue and customer deposits, borrowings under line of credit facility, current portion of long-term capital lease obligations and the current portion of Series A convertible promissory notes approximate fair value because of the short period of time to maturity. At December 31, 2005, the carrying value of the long term portion of our Series A convertible promissory notes and capital lease obligations approximate fair value as their contractual interest rates approximate market yields for similar debt instruments.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board, or FASB, issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities (or assets, in some circumstances) and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset, in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on our results of operations or financial position as of December 31, 2005. We are evaluating the impact of the issuances of our preferred stock in February 2006.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is permitted if the original interpretation was previously adopted. We adopted the original interpretation and FIN 46 as of December 31, 2003, which did not have a material effect on our financial statements.

On December 16, 2004, the FASB issued SFAS 123(R) (revised 2004), Share Based Payment, which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes SFAS 123 and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees and non-employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

We adopted SFAS 123(R) effective January 1, 2006 using the modified prospective transition method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted and modified after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. We currently account for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. SFAS 123(R) also requires excess tax benefits as defined to be reported as a financing cash flow rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in period after adoption.

In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin, or SAB, No. 107, which provides guidance regarding the application of SFAS 123(R). SAB 107 expresses the SEC staffs’ views regarding the interaction between SFAS 123(R) Share Based Payment and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payments arrangement for public companies. In particular, this SAB 107 provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123(R), the modification of employee share options prior to adoption of Statement 123R and disclosures in Management’s Discussion and Analysis, or MD&A, subsequent to adoption of Statement 123R.

In May 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, a replacement of APB No. 20, Accounting Changes and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires retrospective application of prior period financial statements of a change in accounting principle. It applies both to voluntary and to changes required by an accounting pronouncement if the pronouncement does not include specific transition provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. We adopted the provisions of SFAS 154 on January 1, 2006 and such adoption did not have a material impact on our financial statements.

In September 2005, the Emerging Issues Task Force reached a consensus on Issue No. 05-8 “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature.” The Task Force concluded that the issuance of convertible debt with a beneficial conversion feature results in a basis difference for the purposes of applying SFAS No. 109, “Accounting for Income Taxes.” The basis difference is a temporary difference, and the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. The resulting adjustment should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This adjustment should be applied by retrospective application pursuant to SFAS No. 154 to all instruments with a beneficial conversion feature accounted for under EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” Therefore, this adjustment would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. We adopted the conclusions of the Task Force on January 1, 2006 and such adoption did not have a material effect on our consolidated financial position at that date or in the results of operations and cash flows for the three-month period ended March 31, 2006.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of FASB Statement No. 109. The interpretation provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. We are currently evaluating the impact, if any, the interpretation will have on our financial statements. The interpretation will be effective for us beginning the first quarter of our fiscal year 2007.

OUR BUSINESS

Overview

Formed in 2003, InterMetro has built a national, private, proprietary voice-over Internet Protocol, or VoIP, network infrastructure offering an alternative to traditional long distance network providers. We use our network infrastructure to deliver voice calling services to traditional long distance carriers, broadband phone companies, VoIP service providers, wireless providers, other communications companies and end users. Our VoIP network utilizes proprietary software, configurations and processes, advanced Internet Protocol, or IP, switching equipment and fiber-optic lines to deliver carrier-quality VoIP services that can be substituted transparently for traditional long distance services. Based on the ability to compress data transported across VoIP infrastructures and lower capital cost per equivalent equipment capacity, we believe that VoIP technology is generally more cost efficient than the circuit-based technologies predominately used in existing long distance networks. In addition, traditional circuit-based switches typically use proprietary embedded call control systems. In contrast, we believe VoIP technology, which uses software specifically developed to facilitate the sharing of data across different systems, makes it easier to integrate with enhanced IP communications services such as web-enabled phone call dialing, unified messaging and video conferencing services.

We focus on providing the national transport component of voice services over our private VoIP infrastructure. This entails connecting phone calls of carriers or end users, such as wireless subscribers, residential customers and broadband phone users, in one metropolitan market to carriers or end users in a second metropolitan market by carrying them over our VoIP infrastructure. We compress the phone calls on our network allowing us to carry up to approximately eight times the number of calls carried by a traditional long distance company over an equivalent amount of bandwidth. In addition, we believe our VoIP equipment costs significantly less than traditional long distance equipment based on the cost per equivalent voice port capacity and is less expensive to operate and maintain based on lower electricity needs, smaller space requirements and fewer engineers to operate. Our proprietary software and hardware configuration enables us to quickly, without modifying the existing network, add equipment that increases our geographic coverage and calling capacity.

Recently, we enhanced our network’s functionality by implementing Signaling System 7, or SS-7, technology. SS-7 allows access to customers of the local telephone companies, as well as customers of wireless carriers. SS-7 is the established industry standard for reliable call completion, and it also provides interoperability between our VoIP infrastructure and traditional telephone company networks.

Historically, VoIP services have been hampered by poor sound quality and by lack of interoperability with traditional circuit-based phone devices. Our private, managed network design, as opposed to use of the unmanaged public Internet, gives us a high level of control of sound quality and we have designed internal software that provides access to our infrastructure from traditional phone devices. Our network services allow our customers to reduce costs while taking advantage of access to useful information about their voice traffic and can be easily accessed with both traditional phone devices and new IP-based devices, such as broadband IP phones, IP videophones and wireless IP phones.

We have experienced rapid year-over-year revenue growth since we began offering our VoIP services in the Los Angeles metropolitan market in March 2004. Our revenue increased over five-fold from $1.9 million in 2004 to $10.6 million in 2005 and our network costs during the same periods were $1.4 million and $7.4 million, respectively. We had net losses of $(2.7) million to $(1.1) million over the same time period. On a pro forma basis, taking into account the recent acquisition of ATI, our 2005 revenue was $18.4 million, a 10-fold increase from our 2004 revenue and our pro forma net loss for 2005 was $(1.6) million. As of December 31, 2005, we expanded our VoIP network to 28 metropolitan statistical areas, or MSAs, enabling us to service, without using a long distance carrier, approximately 107 million end users, or 38% of the U.S. population. We are able to provide voice services to the remainder of the country by purchasing services from traditional long distance carriers, although at a higher cost to service than transporting calls over our own network. During the year ended

December 31, 2005, we provided over 1.7 billion minutes of voice service across our network based on minutes billed. Utilizing our experience with VoIP technology and our scalable network design, we intend to expand our network’s capacity and increase the number of MSAs we service.

Our VoIP infrastructure delivers significant benefits to our customers, including:

•	increasing the margins earned from existing retail voice services or reducing the costs of using voice services;

•	improving customer service through access to real-time information about network performance and billing;

•	reducing the administrative burden of managing end users for our carrier customers;

•	increasing the investment return on customer owned traditional circuit-based equipment; and

•	enabling the creation of value-added enhanced voice services.

Our goal is to displace the incumbent long distance carriers as the presumed choice for voice transport services. We also intend to become a significant provider of VoIP infrastructure services for traditional phone companies and wireless carriers, as well as new high growth entrants in the consumer voice services market such as broadband phone companies and cable operators. We also package our VoIP services into calling cards and prepaid services. We have developed plug-and-play technology designed to enable IP devices, such as broadband phones and videophones, to be plugged directly into end users’ broadband internet routers, allowing for instant use of our services without having to configure the device or install any software to interoperate with our network. We expect to begin selling services based on this technology within the next 12 months. We sell our services through our direct sales force and independent sales agents. Our calling cards and prepaid services are primarily sold by our retail distribution partners.

Along with our voice transport services, we have developed proprietary technologies that combine Internet based software with voice services, effectively allowing end users to control our VoIP infrastructure through web-based interfaces. One example is our proprietary conferencing application which can be used to start a conference call on our network instantly from any web-enabled computer or device. Our network has been specifically designed to give software developers and retail phone companies a platform to create new enhanced voice services like our conferencing application, which we expect will drive significant additional voice traffic to our network.

Recent Developments

Cantata Technology Agreement. In May 2006, we entered into a strategic agreement with Cantata Technology, Inc., or Cantata, formerly known as Excel Switching Corporation, a leading provider of VoIP equipment and support services. We plan to significantly expand our VoIP network using Cantata’s latest, state of the art VoIP equipment, which we believe will increase the functionality and efficiency of our VoIP infrastructure. The terms of the strategic agreement allow us to apply more of our existing current financial resources to the expansion of our sales and operations. Furthermore, we expect Cantata’s equipment to enable us to better integrate, with cost advantages, industry standard SS-7 functionality and reliability with the unique enhanced services capabilities of our VoIP infrastructure. Among other benefits, the agreement provides us preferential pricing and rights to test and deploy newly developed technologies.

Acquisition of Advanced Tel, Inc.

In March 2006, we acquired all of the outstanding stock of Advanced Tel, Inc. (“ATI”), a switchless reseller of wholesale long-distance services, for a combination of shares of our common stock and cash. We acquired ATI to increase our customer base, to add minutes to our network and to access new sales channels. The initial purchase price included 58,824 shares of our common stock, a promissory note payable of $250,000 to be paid over the six-month period following the closing and a two-year unsecured promissory note in an amount tied to ATI’s working capital of $150,000.

The amount of common stock consideration paid to the selling shareholder of ATI is subject (or the payment of additional cash in lieu thereof at our option) to an adjustment if our common stock does not become publicly-traded within two years of the closing date, and if our common stock is publicly traded and if the trading price of our common stock does not reach a minimum price of $25.50 per share during the two years following the closing date. The value of this guarantee has been included in our determination of the purchase price of the ATI acquisition.

ATI’s selling shareholder may earn an additional 58,824 shares of our common stock and additional cash amounts during the two-year period following the closing upon meeting certain performance targets tied to revenue and profitability, which could make the total purchase price of this acquisition approximately $3.9 million.

Private Placement of Securities. In January and February 2006, we raised capital through the issuances of $575,000 of Series A Convertible Notes and $1.0 million of Series B preferred stock, respectively.

SS-7 Network Build-out. In the fall of 2005, we began to develop and implement technology to connect our network directly to local telephone companies and wireless networks in the major metropolitan markets that we serve through the addition of SS-7 capabilities to our VoIP infrastructure. SS-7 technology allows access to the customers of the local telephone companies. Prior to the SS-7 implementation, we primarily connected to competitive local exchange carriers, or CLECs, in each metropolitan market which in turn connected to the local telephone company in that market.

The combination of SS-7 technology and direct local telephone company interconnections allows us to offer additional services to our customers and we believe makes it easier for potential customers that use long distance companies to transition their voice traffic to our VoIP network. The SS-7 technology also allows us to offer an increased number of services and enhances our ability to develop new services. We began connecting to the local telephone company networks through the purchase of a significant amount of recurring fixed cost network interconnection capacity in late 2005 in anticipation of future growth. In March 2006, we began utilizing the SS-7 connections to provide services.

Our principal stockholder approved a proposed reincorporation merger whereby we merged with and into a newly formed Delaware corporation as the surviving corporation. The reincorporation merger occurred on July 21, 2006. The financial statements in this prospectus reflect the effect of a 1-for-8.5 split of our common stock, a 1-for-4.25 split of our Preferred Series A and A-1 Stock, and a 1-for-8.5 split of our Series B Preferred Stock, as a result of the share exchange in the reincorporation merger.

Industry Background

The U.S. Telecommunications Industry

VoIP service is primarily a substitute or an enhancement to traditional voice services offered by existing telecommunications service providers. The overall telecommunications industry represents one of the largest service markets in the U.S. with sales of approximately $291.7 billion in 2004 according to Federal Communications Commission, or FCC, reports. The market is divided into three industry segments with local services representing approximately $121.9 billion in sales in 2004, long distance services representing an estimated $71.2 billion and wireless voice services representing approximately $98.6 billion. The industry can also be broken into retail and wholesale segments, with the retail market, which includes residential and business end users, totaling $233.3 billion in sales in 2004 and the wholesale segment, which is comprised of carrier to carrier sales, totaling $58.4 billion.

The telecommunications market has been traditionally served by circuit-switched landline local and long distance phone companies and various wireless carriers. However, competition to provide voice services, particularly for retail residential and business customers, has increased significantly due to new entrants in the market including VoIP providers, cable television companies, competitive local exchange carriers, Internet service providers, or ISPs, and wireless IP-based service providers.

In addition, the sale of voice services packaged as calling cards and flat rate subscription services has allowed operators of various retail distribution channels to become participants in the market, such as retail store chains and Internet marketing companies who sell private label voice services. The entry of these competitors has been facilitated in part by the introduction of new technologies such as VoIP.

Overview of Voice over Internet Protocol

VoIP is a developing alternative technology to the circuit-based switched networks that have been used by large telecommunications companies to transport voice calls for the last several decades. Traditional circuit- switched voice calls carried over the public switched telephone network, or PSTN, utilize a fixed, direct connection between the end users. This direct connection typically requires a fixed amount of network capacity, a 64 kilobits per second, or kbps, circuit, which remains completely dedicated between the participants of a voice call. The circuit is dedicated bandwidth and cannot be used for any other purpose while the call is in process, explaining why dial-up Internet subscribers cannot use their phone lines while they are connected to their ISP.

VoIP technology enables voice and data services to be provided simultaneously over an IP network using technologies that digitize voice calls into discrete IP packets. These IP packets are carried across the network and then reassembled into a voice stream that is delivered to the receiving party. IP voice packets can be carried simultaneously with IP packets containing data information and IP packets from a single call can travel over different networks, meeting up to be reassembled into the original voice stream. Also, a voice stream that starts at one end of the network can be compressed so that it requires much less than the 64 kbps of capacity needed for a circuit-based call. Compression is accomplished by eliminating most of the IP packets that are created when digitizing a voice stream, leaving just enough IP packets so that a computer can recreate the sound that was initially digitized. Current compression technology typically provides for up to eight calls to be carried over a single 64 kbps circuit.

IP packets can be carried over any IP-based network, allowing data networks such as the public Internet to be used as a transport infrastructure for voice services. However, the process of reassembling IP packets into high quality voice streams is sensitive to a delay in IP packets reaching the termination point. The Internet is an unmanaged data network, and in the cases of transporting IP packets across large distances and many individual pieces of networking equipment, losses or delays of IP packets may occur, degrading the sound quality of voice streams. This limitation has driven the technology to be implemented by companies who focus on local phone calling services, where the short distances can be adequately handled by public Internet transport and by companies that manage their own secure national private IP networks.

VoIP technology allows operators of newly enabled IP networks, such as cable companies that have modified their networks to provide Internet service, to begin offering voice services to their customers or for new broadband phone companies to deliver voice services over a end user’s existing Internet service. The technology also allows operators of national IP networks to carry voice services across their infrastructure to replace the need for traditional long distance service.

VoIP Market Opportunity

VoIP service currently represents a fraction of the overall market for communications services with estimated sales of $1.3 billion in 2004, according to Infonetics Research. Infonetics expects revenue to reach $19.9 billion by 2009. Worldwide next generation voice equipment revenue reached a new high in 2005, topping $2.5 billion, a 50% jump over 2004, and is projected to increase 145%, reaching $6.2 billion in 2009, according to Infonetics Research’s latest Service Provider Next Gen Voice and IMS Equipment report. A total of $21 billion is expected to be spent on next generation voice equipment worldwide during the five-year period between 2005 and 2009.

According to Infonetics Research, there were 4.3 million VoIP subscribers in North America in 2005, expected to grow by 800% to almost 39.0 million in 2009, representing a compound annual growth rate of 73%. Furthermore, a number of other independent research firms expect the VoIP market in the U.S. to expand dramatically from its current size. For example, Forrester Research expects VoIP households to grow from 0.9 million to 11.5 million from 2004-2009, representing a compound annual growth rate of 66%.

We believe that VoIP technology will eventually replace the existing circuit-based U.S. phone infrastructure. Factors driving this transition to VoIP technology include:

•	More efficient use of physical network capacity. VoIP technology enables voice and data services to be provided simultaneously over an IP network. Voice streams sent over an IP network can be compressed, requiring significantly less bandwidth than the 64 kbps of bandwidth needed for a circuit-based call;

•	Lower operating and maintenance costs. Equipment used to provide VoIP services costs significantly less than traditional long distance equipment and is less expensive to operate and maintain. VoIP network equipment requires fewer personnel, smaller facilities and lower electricity usage;

•	Greater features and functionality. IP technology enables more information to be collected and used. This allows us to provide unique services such as real-time network information for network management and customer service; and

•	Easier integration with software and web-based applications. Because VoIP technology is standards-based it allows software and web-based applications to be easily integrated.

VoIP service providers are able to offer a low cost solution for voice transport needs with value-added enhancements not available with traditional circuit-based technology. VoIP solutions are a substitute for traditional voice transport services for carriers that purchase long distance to incorporate into their product offerings. These carriers are typically in highly competitive markets for end users of voice services and are searching for cost and functionality advantages. Carrier customers who can benefit from high quality VoIP include:

•	traditional carriers selling directly to consumers;

•	local exchange carriers selling long distance to their end users;

•	wireless carriers who provide long distance service to their end users;

•	broadband VoIP providers offering cable modem or DSL voice service; and

•	prepaid carriers that package long distance into their calling card products.

In addition, carriers burdened with payments for their committed legacy networks and who are unwilling to allocate capital to build out networks using IP technology can gain VoIP benefits by sending a portion of their traffic over a third-party VoIP service provider network.

Another significant driver of adoption of VoIP is broadband penetration. With the proliferation of the Internet, e-commerce and increasingly bandwidth intensive applications, broadband access has increased significantly. Nielsen/NetRatings reported there were 120.8 million people with broadband access as of August 2005, representing a penetration rate of 42%. This compares with a penetration of 36% or 103.8 million people with broadband access in January 2005. Nielsen/NetRatings research also found in August 2005 that more than 60% of Americans who used the Internet did so using a broadband connection, an increase from 51% one year earlier. The continued emergence of alternative broadband access technologies, such as fiber-to-the-home, WiFi/WiMax, and broadband over power lines, is expected to continue to drive growth in demand for VoIP.

We believe the market for high quality broadband IP phones and videophones is still in its early stages of adoption by consumers. Utilization of these broadband IP devices is expected to increase as broadband connectivity continues to become more available and less expensive and as a result of the increased breadth of features available to end users. In addition, the emergence of user-friendly plug-in devices that require no additional hardware or software will also fuel growth. Unlike traditional telephones which can plug into and operate through any available analog jack and through different service providers, broadband IP phones and videophones are programmed to work over a specific network.

VoIP providers utilize various business models in terms of their network facilities, geographic presence, services offered and target customers. Providers will generally pursue one of two network deployment strategies: (i) owned-network and (ii) non-owned-network. We are an owned-network provider and limit the use of the public Internet to provide our VoIP services.

VoIP technology has been available for a relatively limited time as a substitute for circuit-based switches. Companies implementing VoIP in a scalable configuration face significant challenges in delivering a high quality service. Both the equipment and software for VoIP are difficult to implement and configuring the necessary components takes significant expertise. Most VoIP companies deliver less than carrier-grade quality of service because they do not have knowledge in the broad range of areas required to provide a scalable IP-based voice service. Also, many VoIP transport providers utilize the public Internet, rather than a private network, to carry their IP data. Using the public Internet for transport allows for fast deployment and low entry costs, but the design of the Internet makes it a poor transmission medium for low latency applications such as VoIP.

Our Competitive Strengths

We believe our highly flexible, scalable and secure VoIP infrastructure delivers the cost and functionality benefits of VoIP technology to our customers. Since inception, we have built our network on VoIP technology and do not have to make investments to upgrade from less efficient circuit-based technology used by many traditional carriers. We believe our VoIP network is robust and efficient, based on redundancies in equipment and network transmission paths, and utilizes some of the most advanced VoIP technology available, including the latest version of Cantata’s VoIP gateways.

We help our carrier customers increase their margins by lowering the cost of their wholesale voice transport usage, which enhances the economic value to them of their existing end users. We help our retail customers access lower cost VoIP-based solutions for their communications service needs by making our services accessible through their existing residential and wireless phones. We intend to continue investing in our VoIP infrastructure to improve and expand our existing service offerings and to address the constantly evolving needs of voice transport customers.

Our competitive strengths include:

•	State-of-the-art private VoIP infrastructure. We built our VoIP infrastructure from advanced IP technology. We are not burdened by some of the constraints commonly faced by traditional telecommunications companies that use circuit-based equipment. Legacy equipment is more difficult to combine with the latest add-on voice services and network transport technology because it typically uses proprietary embedded call control systems. We operate and maintain our VoIP technology with significantly less personnel and lower operating costs than switch-based technology achieving comparable capacity.

•	Cost-efficient IP-based voice services. We believe our VoIP technology provides significant cost savings due to compression and routing efficiencies. In addition, we save money by using equipment that requires little space and significantly reduced electricity costs versus older circuit-switched equipment. Our management team has extensive experience in negotiating pricing and contract terms for these types of products and services. We pass a significant portion of our cost savings on to our customers to help drive sales growth.

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Experience marketing VoIP services. Our seasoned management team has significant experience with wireline and wireless telecommunications and experience with IP-based communications. Our knowledge of the VoIP industry, including familiarity with the hardware, software and vendors, allows us to advise potential customers on how to incorporate the technology to increase profitability and increase customer reach. Members of our management team have marketed VoIP services to a wide range of customers and have been instrumental in developing new products to meet individual customer demands.

•	Product flexibility and speed of deployment. We believe our private network equipment provides a high level of integration between the installation of voice services and billing and customer care functions. We believe our VoIP technology software, specifically developed to facilitate the sharing of data across different systems, allows us to create and deploy new products more quickly than traditional communications companies. We also utilize our VoIP infrastructure to tailor retail products to the individual needs of our retail distribution partners.

•	Strong engineering team with experience in both voice and data networking. Our engineering team is comprised of individuals with backgrounds in networking, software development, database administration and telecommunications installations. We believe that our engineering team is among the most experienced in understanding VoIP services and the related software applications. Members of our engineering team have successfully deployed leading-edge technology in prior businesses, including the build-outs of both a national web hosting service and a large IP-based voice service network.

Our Business Strategy

Our goal is to apply our technical and operational expertise with VoIP services to become a significant provider of VoIP infrastructure services to carriers and retail customers. We plan to expand our existing network to become one of the largest, most functionally secure private VoIP platforms in the market, allowing us to deliver the highest quality and most innovative voice transport services. To achieve this goal, we plan to:

•	Enhance and expand our network technology. We plan to continue to enhance our VoIP infrastructure by incorporating the latest generation of equipment and developing new software that will increase the capacity and functionality of our network. We also plan to improve the functionality of our customer service systems and our reporting and network management tools to provide greater control and efficiency for our carrier customers. We continue to add signaling protocol, such as SS-7, to our VoIP infrastructure, which provides additional functionality and greater network coverage. We also plan to expand the number of our VoIP switches.

•	Expand to new geographic markets. Expanding into new geographic markets provides access to new carrier and retail customers and increased revenues from existing customers. Also, the closer we can bring IP streams to additional geographic destinations before converting the streams back into traditional voice and fax calls, the lower our network costs.

•	Add to our sales force and increase our marketing efforts. We plan to grow our direct sales force in order to reach a greater number of potential customers.

•	Grow through acquisitions. We plan to continue to acquire businesses whose primary cost component is voice services or whose technologies expand or enhance our VoIP expertise.

•	Launch our broadband IP device services. We have developed technology that allows IP devices to interoperate with our network. The market for high quality broadband IP phones and video phones is in its growth stage of consumer adoption. We intend to utilize relationships with existing retail distribution partners to address this opportunity.

Our Service Offerings

We use our network backbone to deliver voice calling services to traditional long distance carriers, broadband phone companies, VoIP service providers, wireless providers, other communications companies and end users.

Carrier Services. Carrier services consist of origination and termination services. Such services are provided over our VoIP network constructed as a nationwide system of regional IP nodes known as points-of-presence, or PoPs, connected by a fiber-optic backbone and other bandwidth segments utilizing a secure packet technology called asynchronous transfer mode, or ATM. Our PoPs are typically located in major metropolitan cities and allow us to connect to a majority of the personal and business telephones within a metropolitan geographic region.

Because the network is based on IP technology, the network enables a significant amount of information to be passed to our customers. This allows us to differentiate our service from traditional wholesale voice providers by providing unique real-time information along with enhanced voice services. Important uses for this functionality include the ability to quickly identify misuse or fraud that is occurring with a customer’s user base or to react more quickly to marketing opportunities based on identifiable trends in traffic patterns.

We believe our services offer our carrier customers a competitive advantage by:

•	providing an alternative to the large traditional network service providers that have influenced price and service levels;

•	increasing margins transparently by reducing direct network costs while maintaining or improving the quality of service received by their end users;

•	providing access to our VoIP infrastructure without altering the physical connection process to a voice network and without any required investment in new equipment or software; and

•	providing new functionality to reduce the cost of customer care and improve fraud detection.

Retail Services. Our retail VoIP services are sold to consumers and distributed in the form of calling cards or through the distribution of personal identification numbers, or PINs. Our retail services integrate the installation of voice services with billing and customer care functionality and voice and data applications such as on-demand conferencing and find-me/follow-me service. We primarily distribute our services through retail distribution partners who hold back a portion of the retail revenue. We have created an automated system for activating and recharging our retail products. We believe our automation significantly lowers costs for retail distribution partners. For example, our automated PIN generating system replaces the need for point of sale terminals which charge per sale transaction fees and require initial integration and software setup.

Our VoIP network is highly flexible and allows our retail distribution partners to design voice products that fit the needs of their underlying end users. Our VoIP network allows our retail distribution partners to take advantage of their brand name recognition and customer loyalty.

We believe our services offer end users and retail distribution partners attractive solutions by:

•	allowing for delivery of “ready-to-shelf” customized voice service products tailored specifically to our retail distribution partners’ end user demographics; and

•	providing access to our VoIP network allowing retail customers to use their existing telephones with no requirement to purchase new equipment or software and without the need for broadband access.

IP Devices. We expect to enter into arrangements with one or more distribution partners under which they would sell plug-and-play product devices which do not require additional software. These devices would be purchased from manufacturers and would be configured to work exclusively with our network. We have developed three IP devices — the Broadband MetroFone, the VideoLine MetroFone, and the DialLine MetroFone.

•	Broadband MetroFone. The Broadband MetroFone looks and operates like a traditional phone but will use a customer’s broadband internet connection and our network to complete calls as compared to traditional phone calls which travel over low bandwidth copper line networks.

•	VideoLine MetroFone. The VideoLine MetroFone operates in the same manner as the Broadband MetroFone but has the additional capability of sending and receiving real-time television quality video between any of our videophones.

•	DialLine MetroFone. The DialLine MetroFone is an IP device, which connects between a retail customer’s phone and wall jack and automatically connects a retail customer with our network.

Web-Services. We are in the process of developing a web-service offering. Web-services allow voice to be embedded in applications so that end users can move seamlessly between voice and data communications streams.

Technology and Network Infrastructure

Our state-of-the-art proprietary VoIP network is comprised of three basic components: switching equipment, software and network facilities. Our VoIP switching equipment is manufactured by leading telecommunications industry equipment manufacturers, and enables us to manage voice and data traffic and the associated billing information. Our software applications, including both third party software and internally developed proprietary software, allow for web-based control of our VoIP switching platform and access to data gathered by our VoIP switches. We and our customers utilize this advanced functionality to monitor network performance, capacity utilization and traffic patterns, among other metrics, in real-time. Our IP-based core network facilities provide an efficient physical transport layer for voice and data traffic, and are supplemented by other carriers’ networks to provide extensive domestic and international coverage.

The geographic markets serviced by our VoIP infrastructure are connected by leased fiber lines and private IP circuits. In many geographic markets we have leased collocation facilities where we have installed our ATM/MPLS switching equipment which is used to interconnect these fiber lines and IP circuits. This equipment interconnects to the fiber lines running between markets in the network and our VoIP gateway equipment. The VoIP gateway equipment performs analog-to-digital conversion and compression of IP voice. The network is designed to be redundant and self-healing, so that isolated events do not disrupt overall service. Our proprietary software and hardware configuration enables us to quickly, without modifying the existing network, add equipment that increases our geographic coverage and calling capacity.

Our network switching system is configured to connect to carrier customers by connecting their switches with ours via traditional circuit-switched connections. We also connect to local exchange carriers through traditional circuit-switched connections so that retail customers can gain access to our services through their existing telephones and telecommunications devices.

We believe that our competitive advantage includes the ability to incorporate software applications into our VoIP network. This allows us to provide enhanced functionality and customer service tools. Our VoIP switching system has an application programming interface to allow for the creation of software application tools to create the enhanced control and functionality features. Our engineering team has extensive experience in implementing value-added applications that allow for greater flexibility in creating services and greater control over network efficiencies and costs. We have developed technology to provide control of the network and access to network utilization data to us and to our customers. Customers can access their own customer service web interfaces that can be used for operations, such as rate modification, customer activation and deactivation, fraud/abuse detection and capacity utilization, among other services. Customers can also utilize the interfaces to control costs by managing traffic flow to their various network vendors, allowing them to least cost route in the same way as large telecommunications companies.

In the fall of 2005, we began to develop and implement technology to connect our network directly to local telephone companies and wireless networks in the major metropolitan markets that we serve through the addition of SS-7 capabilities to our VoIP infrastructure. SS-7 technology allows direct access to customers of local telephone companies. Prior to the SS-7 implementation, we primarily connected to competitive local exchange carriers, or CLECs, in each metropolitan market which in turn connected to the local telephone company in that market.

The combination of SS-7 technology and direct local telephone company interconnections allows us to offer additional services to our customers and we believe makes it easier for potential customers that use long distance companies to transition their voice traffic to our VoIP network. The SS-7 technology also allows us to offer an increased number of services and enhances our ability to develop new services. We began connecting to the local telephone company networks through the purchase of a significant amount of recurring fixed-cost network interconnection capacity in late 2005 in anticipation of future growth. In March 2006, we began utilizing the SS-7 connections to provide services.

Sales and Marketing

Carrier Services Sales Strategy. We employ a direct sales approach for carrier sales, which is led by experienced sales professionals with detailed knowledge of the carrier industry. We provide product knowledge, product application consulting, pricing, delivery, and performance information to potential customers so that they are able to help us design services that meet their needs. As we expect to expand the resources of our sales department, sales professionals will be increasingly focused on customer, channel, and geographic levels that are intended to allow us to manage the sales cycle more efficiently. We currently target traditional purchasers of wholesale voice transport services including: inter-exchange carriers, international-based carriers sending voice calls to the U.S., wireless carriers, prepaid service providers, internet-based voice service providers, such as broadband phone companies and cable companies.

We complement our direct sales force with an agent-based sales channel. Through the use of sales agents we reach a larger universe of potential customers. The agent community in the telecommunication industry is large and well-established. A typical agent promotes solutions from a variety of service providers into the carrier buying community. Agents act as telecommunications consultants to the customer, create long-term relationships and develop contacts within organizations. A key role of the agent is to advise the customer of various providers’ offerings.

Retail Services Sales Strategy. We package our VoIP services into calling card and other prepaid services and PIN products sold to retail customers of voice services. These VoIP services are sold through retail distribution partners, including general merchandise and discount retail chains, and do not require distributors to invest in any new technology or to understand the underlying technologies required to service and bill voice products. We enter into agreements with our retail distribution partners that define the terms under which they sell our services.

We design specific products for each retail distribution partner to improve adoption of our services and to improve their profitability. Retail distributors of our VoIP services collect the revenue from the sale of our products and pass on a majority of the cash collected, holding back a portion of the revenue as their compensation for providing distribution services. We seek innovative ways to expand the scope of our distribution channels and enhance our ability to identify and retain distribution partners. In addition, we also intend to cross-sell services through existing retail distribution partners.

Marketing Overview. We create brand awareness and lead generation through our presence at key trade shows, targeted mailings to specific industry carrier lists and buyers and trade magazine advertising. Additionally, we maintain a web site presence and make available collateral describing our services and business.

Competition

Carrier Services. When selling to carrier customers, we primarily compete with other carriers, including MCI, Qwest and Global Crossing. We also compete with a number of smaller IP-based providers that focus either on a specific product or set of products or within a geographic region. We compete primarily on the basis of transmission quality, network reliability, price and customer service and support.

Retail Services. We compete for retail distribution partners against long distance providers including AT&T, MCI, Sprint and IDT who provide calling cards and prepaid services. Retail distributors purchase these products based on price and private label customization.

Intellectual Property

Our intellectual property is an important element of our business, but we believe that our competitive advantage depends primarily on the experience of our management team and the knowledge and skill of our engineering and technology staff. Our management team and technical staff periodically review our technological developments to identify core technology that provides us with a competitive advantage. We rely on a combination of patent, copyright, trademark and trade secret laws both domestically and internationally and confidentiality procedures to protect our intellectual property rights. Further, our employees and independent contractors are required to sign agreements acknowledging that all inventions, trade secrets, copyrights, works of authorship, developments and other processes generated by them on our behalf are our property, and assigning to us any ownership that they may claim in those matters. Our standard form agreements for carrier customers and retail distribution partners also contain provisions designed to protect our intellectual property rights.

We are the owners of three patent applications filed with the U.S. Patent and Trademark Office. One patent application has been published and relates to the technology which combines instant messenger services with voice services. The other two applications have not yet been published and therefore remain confidential and, to that extent, we treat the applications as trade secrets. We are working with legal counsel to make all necessary filings to advance the examination of each of these patent applications.

We are the owner of numerous trademarks and service marks for telecommunication services, phone cards, computer software, computer hardware, and telephone sets and have applied for registration of our trademarks and service marks to establish and protect our brand names as part of our intellectual property strategy.

In addition, we have non-exclusive license agreements with respect to technology and related databases from third parties related to the operations of our VoIP platform and the provision of certain service features. We believe our licenses will be renewable or replaceable on commercially reasonable terms.

Governmental Regulation

We are subject to federal, state, local and foreign laws, regulations, and orders affecting the rates, terms, and conditions of certain service and product offerings, costs, and other aspects of operations, including relations with other service providers. Regulation varies in each jurisdiction and may change in response to judicial proceedings, legislative and administrative proposals, government policies, competition, and technological developments. We cannot predict what impact, if any, such changes or proceedings may have on our business or results of operations, and we cannot assure that regulatory authorities will not raise material issues regarding our compliance with applicable regulations.

The Federal Communications Commission, or FCC, has jurisdiction over our facilities and services to the extent they are used in the provision of interstate or international communications services. State regulatory commissions, commonly referred to as public service commissions or public utilities commissions, or PSCs or PUCs, generally have jurisdiction over facilities and services to the extent they are used in the provision of intrastate services. Local governments may assert authority to regulate aspects of our business through zoning requirements, permit or right-of-way procedures, taxation and franchise requirements. Foreign laws and regulations apply to communications that originate or terminate in a foreign country. Generally, the FCC and PSCs have not regulated Internet, video conferencing, or certain data services, although the underlying communications components of such offerings may be regulated. Our operations also are subject to various environmental, building, safety, health, and other governmental laws and regulations.

Federal law generally preempts any inconsistent state or local statutes and regulations that restrict the provision of competitive local, long distance and information services. Consequently, we are generally free to provide a broad range of communications services in every state. While this federal preemption greatly increases our potential for growth, it also increases the amount of competition to which we may be subject. It is also possible, despite the general federal preemption, that state or local regulatory agencies will assert jurisdiction over our services.

IP-based enhanced voice services are currently exempt from the reporting and pricing restrictions placed on common carriers by the FCC. However, there are several state and federal regulatory proceedings further defining what specific service offerings qualify for this exemption. Due to the growing acceptance and deployment of VoIP services, the FCC and a number of state PSCs are conducting regulatory proceedings that could affect the regulatory duties and rights of entities that provide IP-based voice applications. There is regulatory uncertainty as to the imposition of access charges, which are used to compensate local exchange carriers to originate or terminate calls, and other taxes, fees and surcharges on VoIP services, including those that use the public switched telephone network. There is regulatory uncertainty as to the imposition of traditional retail, common carrier regulation on VoIP products and services.

The use of the public Internet and private Internet protocol networks to provide voice communications services, including VoIP, is a relatively recent market development. The provision of such services is largely unregulated within the U.S. There are, however, several pending FCC proceedings that will likely affect the regulatory status of Internet telephony and other IP-enabled services. Principal among them is an IP-Enabled Services rulemaking instituted on February 12, 2004, which will examine numerous regulatory issues relating to VoIP. The FCC also has several pending declaratory rulings regarding the regulatory classification of certain IP-enabled services or arrangements. We cannot predict when the FCC may take action in these proceedings, or what action the FCC will take. Any of these proceedings could have an adverse impact on our business.

The concept of net neutrality asserts that network operators should not be allowed to charge content or application providers extra for faster delivery or other preferential treatment. On August 5, 2005, the FCC adopted a policy statement setting forth the following net neutrality guidelines: (1) consumers are entitled to access the lawful Internet content of their choice; (2) consumers are entitled to run applications and use services of their choice, subject to the needs of law enforcement; (3) consumers are entitled to connect their choice of legal devices that do not harm the network; and (4) consumers are entitled to competition among network providers, application and service providers, and content providers. Although the policy statement is not legally binding, it does set forth the FCC’s current view on net neutrality. Notwithstanding this stated policy statement, the FCC could reverse its position or decide not to implement the policy in its on-going regulatory proceedings. Further, federal legislation may also address net neutrality in a manner that requires, permits or disallows the FCC to implement its stated net neutrality policy. Such legislation could also require the FCC to modify its policy in whole or in part. Because some of our VoIP products and services utilize the networks of third parties, regulation and potential legislation concerning net neutrality could impact our business. Further, some of our carrier customers rely, in part, on the enforcement of net neutrality principles in order to offer their VoIP services. If our carrier customers are adversely impacted by legislative or regulatory action concerning net neutrality, it could also adversely impact us.

On May 19, 2005, the FCC issued an order requiring interconnected VoIP service providers to provide Enhanced 911 capabilities to their subscribers. The FCC issued another order on August 5, 2005 requiring interconnected IP-based voice service providers and network providers to comply with the Communications Assistance to Law Enforcement Act, which establishes federal requirements for wiretapping and other electronic surveillance capabilities.

The FCC is also considering several petitions filed by individual companies concerning the rights and obligations of providers of IP-based voice services, and networks that handle IP-based voice traffic or that exchange that traffic with operators of Public Switched Telephone Network, or PSTN, facilities.

On October 18, 2002, AT&T Corporation filed a petition with the FCC requesting a declaratory ruling that calls that originate and terminate on the PSTN, but which may be converted into IP during some part of the transmission, are exempt from access charges under existing FCC rules. On April 21, 2004, the FCC rejected AT&T’s Petition, stating that the calls described by AT&T were telecommunications services subject to access charges under existing FCC rules. In addition, on June 30, 2006, the FCC released a declaratory ruling concluding that certain prepaid calling card service providers are telecommunications service providers and must pay access charges and contribute to the Universal Service Fund.

On September 22, 2003, Vonage Holdings Corporation, or Vonage, filed a petition with the FCC requesting a declaratory ruling that its voice communications offerings, which generally originate on a broadband network in IP format and terminate on the PSTN, or vice versa, are interstate information services not subject to state regulation under the federal Communications Act and existing FCC rules. On November 10, 2004, the FCC adopted an order ruling that Vonage’s service was an interstate service not subject to state regulation. The FCC did not rule whether the service was a telecommunications service or an information service under the Communications Act. Appeals were filed in a number of circuits and have been consolidated in the U.S. Court of Appeals for the Eighth Circuit. The appeals are pending.

State PSCs are also conducting regulatory proceedings that could impact our rights and obligations with respect to IP-based voice applications. Previously, the Minnesota Public Utilities Commission, or the MPUC, ruled that Vonage’s DigitalVoice service was a telephone service under state law, and ordered Vonage to obtain state certification, file tariffs, and comply with 911 requirements before continuing to offer the service in the state. Vonage filed a request in the U.S. District Court for the District of Minnesota to enjoin the MPUC’s decision. On October 16, 2003, a federal judge granted Vonage’s request for an injunction, concluding that Vonage provides an information service immune from state regulation and thereby barring the MPUC from enforcing its decision. On December 22, 2004, the U.S. Court of Appeals for the Eighth Circuit affirmed the District Court’s decision on the basis of the FCC’s determination that Vonage’s service was interstate and noted that the MPUC would be free to challenge the injunction if it or another party prevailed on an appeal of the FCC’s Vonage order.

The California Public Utilities Commission, or the CPUC, on February 11, 2004, initiated a rulemaking about the appropriate regulatory framework to govern VoIP. Among the issues the CPUC may consider is whether VoIP is subject to CPUC’s regulatory authority, including whether VoIP providers should be required to contribute to state universal service programs, whether VoIP providers should be required to pay intrastate access charges, whether VoIP should be subject to basic consumer protection rules, and whether exempting VoIP providers from requirements applicable to traditional voice providers would create unfair competitive advantages for VoIP providers.

Proceedings and petitions relating to IP-based voice applications are also under consideration in a number of other states, including but not limited to Alabama, Kansas, New York, North Dakota, Ohio, Oregon, Pennsylvania, Virginia, Washington, and Wisconsin.

We cannot predict the outcome of any of these petitions and regulatory proceedings or any similar petitions and regulatory proceedings pending before the FCC or state public utility commissions. Moreover, we cannot predict how their outcomes may affect our operations or whether the FCC or state public utility commissions will impose additional requirements, regulations or charges upon our provision of IP communications services.

The Communications Act of 1934 requires that every telecommunications carrier contribute, on an equitable and non-discriminatory basis, to federal universal service mechanisms established by the FCC, and the FCC also requires providers of non-common carrier telecommunications to contribute to universal service, subject to some exclusions and limitations. At present, these contributions are calculated based on contributors’ interstate and international revenue derived from U.S. end users for telecommunications or telecommunications services, as those terms are defined under FCC regulations. The FCC invited public comment on how to further reform the manner in which the FCC assesses carrier contributions to the universal service fund including the standing of VoIP service providers in regards to the universal service fund mechanism. On June 27, 2006, the FCC released an order adopting interim modifications to its universal service rules to require providers of interconnected VoIP services to contribute to the Universal Service Fund. We are unable to predict whether the FCC’s interim rules will be allowed to become effective or if they will be subject to further reconsideration or review nor the cumulative effect of these rule changes on our business.

Changes or uncertainties in the regulations applicable to our business and the communications industry may negatively affect our business. If regulatory approvals become a requirement, delays in receiving required regulatory approvals may result in higher costs and lower revenues. Further, changes in communications, trade, monetary, fiscal and tax policies in the U.S. may negatively impact our results of operations.

Employees

As of June 30, 2006, we had 38 employees, all located in the U.S. We have never had a work stoppage and none of our employees is represented by a labor organization or under any collective bargaining arrangements. We consider our employee relations to be good.

Properties

Our principal executive office is located in Simi Valley, California, where we lease a facility with 18,674 square feet of space for approximately $20,608 per month under a lease that expires in March 2009. We believe that our space will be adequate for our needs and that suitable additional or substitute space in the future will be available to accommodate the foreseeable expansion of our operations. We also lease collocation space for our VoIP equipment in carrier class telecommunications facilities in major metropolitan markets throughout the U.S. and expect to add additional collocation facilities as we expand our VoIP network.

Legal Proceedings

From time to time we may be involved in litigation of claims relating to disputes of the cost and quality of services provided by our network component vendors and providers of general and administrative services. We may also be involved with litigation of claims of alleged infringement, misuse or misappropriation of intellectual property rights of third parties. In the normal course of business, we may also be subject to claims arising out of our operations, and may file collection claims against delinquent customers. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would have a material adverse effect on us.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our executive officers and directors and their ages as of June 30, 2006:

Name	Age	Position
Charles Rice	42	President, Chief Executive Officer and Chairman of the Board

Jon deOng	32	Chief Technology Officer, Director

Vincent Arena	36	Chief Financial Officer, Director

Joshua Touber(1)	43	Director

Robert Grden(1)	42	Director

Douglas Benson(1)	74	Director

Our other key employees and officers and their ages as of June 30, 2006:

Name	Age	Position

Eric Fuchs	38	Vice President of Sales

Rick Sanchez	47	Vice President of Operations

Todd Steiner	45	Vice President of Finance

Kenneth Lattin	60	Vice President of Administration

Glenn Harris	42	Vice President of Business & Legal Affairs

Phillip Cooper	38	Vice President of Mergers & Acquisitions

Laura Murtagh	36	Corporate Secretary

David Singer	46	President of ATI

(1)	Member of the Audit Committee

Directors and Executive Officers

Charles Rice is the founder of InterMetro and has served as our Chairman, Chief Executive Officer and President since our inception in July 2003. Under Mr. Rice’s leadership, we were ranked 46th in Entrepreneur magazine’s June 2006 Hot 100 Fastest Growing Businesses in America. From 1999 to 2003, Mr. Rice was Chairman, Chief Executive Officer, and President of CNM Network, Inc., or CNM, a national VoIP carrier. Mr. Rice joined CNM in 1997 and became a member of its board of directors in 1998. From 1998 to 1999, Mr. Rice served as CNM’s Vice President and Chief Operating Officer. Prior to CNM, Mr. Rice spent over 15 years in executive positions. Mr. Rice attended California State University of Northridge.

Jon deOng has served as our Chief Technology Officer and a director since our inception in July 2003. Prior to joining InterMetro, Mr. deOng served as the Chief Technology Officer for CNM from 1999 to 2003 and served as a member of CNM’s board of directors from 1999 to 2003. From 1998 to 1999, Mr. deOng served as Vice President of Technology at CNM. Prior to CNM, Mr. deOng was responsible for managing the development and deployment of Netcom On-line Communication Services, Inc.’s Business Center, the core infrastructure systems of Netcom’s web hosting service, later acquired by ICG Communications, Inc. Mr. deOng attended the University of Texas.

Vincent Arena has served as our Chief Financial Officer since our inception in July 2003 and as a member of our board of directors since December 2003. Prior to joining InterMetro, Mr. Arena was the Chief Financial Officer for CNM from February 2001 to June 2003. From 1997 to 2001, Mr. Arena held various investment banking positions at Jefferies & Company, Inc., most recently serving as a Vice President in the Telecommunications Group. Mr. Arena holds a Bachelor of Arts degree and a Bachelor of Science degree from Boston University and a Masters degree in Business Administration from the Wharton School at the University of Pennsylvania.

Joshua Touber has been a director of InterMetro since December 2004. Mr. Touber is currently President of Touber Media, LLC, a media consulting firm. From 1998 to 2003, Mr. Touber was the Chief Operating Officer of Ascent Media Creative Services Group, a subsidiary of Liberty Media Group. In 1995, Mr. Touber founded Virtuosity, a telecommunication services provider that developed the “virtual assistant” product category under the “Wildfire” brand name and has served as its President since its inception.

Robert Grden has been a director of InterMetro since August 2004. Mr. Grden is currently the Deputy County Treasurer for the Wayne County Michigan Treasurer’s office, a position he has held since 1991. Prior to that, he was a management consultant with Ernst & Young LLP serving clients in a variety of industries. Mr. Grden is also the current Chairman of, and has served the last seven years on, the Board of Trustees of the Wayne County Retirement Commission where he oversees certain employee compensation and benefit plans.

Douglas Benson has been a director of InterMetro since May 2006. Dr. Benson is currently the Chief Executive Officer of the Edwin S. Johnston Company, a real estate investment and development company, a position he has held for the past 20 years. Dr. Benson was a founder and majority shareholder of Heritage Bank, a commercial bank in Michigan. Dr. Benson served on the board of directors of Andrews University for over 10 years. Dr. Benson holds a Bachelor of Arts degree from Andrews University and a Doctor of Medicine from Loma Linda University.

Eric Fuchs has served as our Vice President of Sales since December 2003. Prior to joining InterMetro, Mr. Fuchs was the Vice President of Sales at CNM from 2002 to 2003. At CNM, Mr. Fuchs built a sales team of over 20 national sales professionals. Mr. Fuchs joined CNM in 2000 as National Sales Director. From 1999 to 2000, Mr. Fuchs was Regional Vice President of sales at Quantum Shift, a telecommunications management firm. From 1998 to 1999, Mr. Fuchs ran ICG Communications Inc.’s Silicon Valley office as Sales Manager. From 1991 to 1998, Mr. Fuchs was the National Sales Director for Ocular Sciences Inc., a multi-national contact lens manufacturer, and a member of the management team that executed Ocular Sciences’ IPO. Mr. Fuchs holds a Bachelor of Arts degree from Arizona State University.

Rick Sanchez has served as our Vice President of Operations since December 2003. Prior to joining InterMetro, Mr. Sanchez was the Vice President of Operations at CNM from 2000 to 2003. From 1998 to 2000, Mr. Sanchez was Vice President of Business Development at BellSouth International. Prior to BellSouth International, Mr. Sanchez worked at AT&T for over 17 years, most recently as their Managing Director of Non-Traditional Markets. Mr. Sanchez holds a Masters degree in Business Administration and Bachelor of Science degree from Nova Southeastern University

Todd Steiner has served as our Vice President of Finance since December 2003. Prior to joining InterMetro, Mr. Steiner was the Vice President of Finance at CNM from 2002 to 2003. Mr. Steiner joined CNM in 2001 as Director of Finance. At CNM, Mr. Steiner oversaw the design and implementation of CNM’s core accounting systems, monthly closing process and managed relationships with CNM’s primary vendors. Prior to CNM, from 1999 to 2001, Mr. Steiner was a Senior Manager at PricewaterhouseCoopers LLP, or PWC, primarily focused on the technology and telecommunications industries. Prior to PWC, from 1985 to 1999, Mr. Steiner was employed by Ernst & Young LLP, and was a Senior Manager within the Mergers and Acquisitions Group and Accounting and Auditing Practices. Mr. Steiner holds a Bachelor of Science degree from California State University Northridge and is a Certified Public Accountant.

Kenneth Lattin has served as our Vice President of Administration since April 2005. Prior to joining InterMetro, Mr. Lattin was a consultant for finance and administration matters. Mr. Lattin served as a director on the board of CNM from 1998 to 2004 and held various positions during his time with the company including Senior Vice President of Administration and Chief Financial Officer. Prior to CNM, Mr. Lattin was President and Chief Financial Officer of the Edwin S. Johnston Company, a real estate investment and development company. Mr. Lattin has held various managerial and executive positions in the real estate industry for over 25 years. Prior to this period, Mr. Lattin was a senior auditor with PriceWaterhouse from 1972 to 1977. Mr. Lattin holds a Bachelor of Science degree from the University of Southern California.

Glenn Harris has served as our Vice President of Business & Legal Affairs since August 2005. From December 2003 to August 2005, Mr. Harris served as a consultant and legal counsel to various wireless and wireline communications companies. From May 2001 to September 2003, Mr. Harris served as Deputy City Attorney with the City and County of San Francisco, handling telecommunications and employment matters. From May 1999 to March 2001, Mr. Harris served as Assistant General Counsel of NorthPoint Communications, Inc, a national provider of DSL service. Prior to NorthPoint, Mr. Harris served as counsel to several publicly-traded communications companies. Mr. Harris holds a Bachelor of Arts degree from the University of California, Santa Barbara and a Juris Doctor from Southwestern University School of Law.

Phillip Cooper has served as our Vice President of Mergers & Acquisitions since October 2005. Prior to joining InterMetro, Mr. Cooper was a Senior Vice President at Jefferies & Company, Inc., an investment bank, where he worked from June 1997 to September 2005. Prior to Jefferies, Mr. Cooper worked as a national bank examiner with the Comptroller of the Currency, an agency of the U.S. Treasury Department. Mr. Cooper holds a Bachelor of Arts degree from the University of Texas at Austin and a Masters in Business Administration from the University of Colorado at Boulder.

Laura Murtagh has served as our Corporate Secretary since May 2006. Ms. Murtagh is currently an attorney with the law firm of Richardson & Associates where she has practiced corporate and securities law since August 1998. From 1997 to 1998, Ms. Murtagh was an attorney with the law firm of Preston, Gates & Ellis, LLP. From September 1998 to August 2003, Ms. Murtagh was Corporate Secretary of CNM. Ms. Murtagh holds a Bachelor of Arts degree from the University of California, Berkeley, and a Juris Doctor from Boston University School of Law.

David Singer is the founder of ATI and served as its Chairman, Chief Executive Officer and President since its inception in 1991 through the date of our acquisition of ATI in March 2006. In 2004, under his leadership, ATI was ranked 41st on Inc. magazine’s 23rd annual Inc. 500 list of America’s fastest-growing private businesses. Mr. Singer is currently the President of ATI, which is now our wholly-owned subsidiary.

Former Management Relationships

Messrs. Rice, deOng and Arena held positions for several years as executive officers of CNM Network, Inc. until their departure in June 2003. After their departure, CNM relocated its headquarters and in December 2003, changed its company name. In September 2004, 15 months after management’s departure, the entity formerly known as CNM filed a voluntary bankruptcy proceeding in the U.S. Bankruptcy Court – Central District of California.

Executive Officers, Directors and Committees

Executive Officers

Our executive officers are appointed by and serve at the discretion of, our board of directors. We have entered into employment agreements with our executive officers, which are discussed below under the heading “Executive Compensation – Employment Agreements.”

Board of Directors

Our board of directors currently consists of six directors. We plan to appoint directors so that a majority of our directors are independent. In accordance with the terms of our certificate of incorporation and by-laws, the board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes are divided as follows:

•	Class I, whose term expires at the annual meeting of the stockholders to be held in 2008, is comprised of Messrs. Joshua Touber and Douglas Benson;

•	Class II, whose term expires at the annual meeting of the stockholders to be held in 2009, is comprised of Messrs. Robert Grden and Vincent Arena; and

•	Class III, whose term expires at the annual meeting of stockholders to be held in 2010, is comprised of Messrs. Charles Rice and Jon deOng.

Our bylaws provide that the number of persons constituting our board of directors may be fixed from time to time, but only by a resolution adopted by a majority of our board of directors and provided that such number cannot be less than three nor more than eleven. Vacancies on the board of directors and newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority vote of the directors then in office, even if less than a quorum, or by the sole remaining director. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third (1/3rd) of the total number of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control of or management of our company. Our directors may be removed only for cause by the affirmative vote of holders of at least 66 2/3% of our then outstanding capital stock voting together as a single class.

Committees of the Board of Directors

Our board of directors currently has a standing audit committee. We plan to establish a compensation committee and a nominating and governance committee. Until such committees are established, matters otherwise addressed by such committees will be acted upon by the majority of independent directors. The following is a brief description of our committees and contemplated committees.

Audit Committee

Messrs. Benson, Grden and Touber are the current members of our audit committee. Messrs. Benson, Grden and Touber currently meet the independence and experience requirements of the American Stock Exchange and the Securities and Exchange Commission rules, and Mr. Grden qualifies as an audit committee financial expert under the rules of the Securities and Exchange Commission. Mr. Grden has been appointed to serve as chairman of the Audit Committee.

Pursuant to the audit committee charter, the functions of our audit committee will include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	engaging and pre-approving audit and non-audit services to be rendered by our independent auditors;

•	recommending to our board of directors the engagement of our independent auditors and oversight of the work of our independent auditors;

•	reviewing our financial statements and periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and auditing matters;

•	administering and discussing with management and our independent auditors our code of ethics; and

•	reviewing and approving all related-party transactions in accordance with the rules of the American Stock Exchange.

Compensation Committee

We plan to establish a compensation committee. The functions of our compensation committee will include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors and executive officers and the establishment and administration of certain of our employee benefit plans;

•	exercising authority under certain of our employee benefit plans; and

•	reviewing and approving executive officer and director indemnification and insurance matters.

Corporate Governance and Nominating Committee

We plan to establish a corporate governance and nominating committee. The functions of our corporate governance and nominating committee will include:

•	developing and recommending to our board of directors our corporate governance guidelines;

•	overseeing the evaluation of our board of directors;

•	identifying qualified candidates to become members of our board of directors;

•	selecting nominees for election of directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected); and

•	selecting candidates to fill vacancies on our board of directors.

Code of Conduct

We have adopted a Code of Conduct that applies to all of our directors, officers and employees. Any waiver of the provisions of the Code of Conduct for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers will be promptly disclosed to our stockholders. A copy of our Code of Conduct will be available upon completion of the offering on our website at www.intermetro.net.

Director Compensation

We currently do not pay our directors any compensation for their services as board members. Upon completion of this offering, we will pay our non-employee directors $1,000 per board meeting attended in person and $500 for each telephonic meeting. In addition, we will compensate members of our board committees as follows: (i) each member of our audit committee will receive $500 per meeting and (ii) each member of our compensation and governance committee will receive $350 per meeting. The Chairman of our audit committee also will receive an annual retainer of $5,000 per year. We also intend to grant our directors options under our contemplated 2006 Plan.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our Bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our Bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of our subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

The following table summarizes the compensation paid to, awarded to or earned during the year ended December 31, 2005 by our chief executive officer and our other executive officers who were serving as executive officers on December 31, 2005 and whose salary and bonus exceeded $100,000 for services rendered to us in all capacities during that year. We refer to these executives collectively as our named executive officers.

Summary Compensation Table

	Compensation for 2005			Restricted Stock Award	Long Term Compensation
Name and Principal Position(s)	Salary	Bonus	Other Annual Compensation(1)		Securities Underlying Options	LTIP Payouts	All Other Compensation

Charles Rice Chief Executive Officer	$238,150	—	$3,580	—	—	—	—

Jon deOng Chief Technology Officer	$203,335	—	$5,553	—	—	—	—

Vincent Arena Chief Financial Officer	$202,012	—	$1,818	—	—	—	—

(1)	Amounts primarily represent medical insurance premiums.

Option Grants In Year Ended December 31, 2005

We did not grant any stock options during the fiscal year ended December 31, 2005 to our named executive officers.

Aggregated Option Exercises During the Year Ended December 31, 2005 and Year-End Option Values

The following table sets forth information for each of the named executive officers regarding the number of shares subject to both exercisable and unexercisable stock options, as well as the value of unexercisable in-the-money options, as of year end. There was no public trading market for our common stock as of year end. Accordingly, the value of the unexercised in-the-money options at year-end has been calculated on the basis of the initial offering price of $9.00 (the midpoint of the estimated price range set forth on the cover of this prospectus), less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option.

Named Executive Officers	Shares Acquired Upon Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-The-Money Options at December 31, 2005
			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles Rice	—	—	35,294	23,530	$310,234	$206,829
Jon deOng(1)	—	—	35,294	23,530	$310,234	$206,829
Vincent Arena(1)	—	—	35,294	23,530	$310,234	$206,829

(1)	Does not include options to purchase shares from Charles Rice which were exercised in January 2006 by the entry into an installment purchase agreement and pledged to Mr. Rice.

Employee Benefit Plans

2004 Stock Option Plan

We intend to freeze any further grants of stock options under our 2004 Stock Option Plan, or the 2004 Plan, upon the adoption and effectiveness of our 2006 Omnibus Stock and Incentive Plan, or the 2006 Plan. As of December 31, 2005, stock options to purchase a total of 917,647 shares at a weighted average exercise price of $0.35 per share were outstanding under the 2004 Plan. Any shares reserved for issuance under the 2004 Plan that are not needed for outstanding options granted under that Plan will be cancelled and returned to treasury shares.

Founder Stock Options and Exercises

As of December 31, 2005, Charles Rice, our chief executive officer and founder, had granted options to purchase an aggregate of 1,888,235 shares of our common stock held by Mr. Rice to certain of our officers and employees with a weighted average exercise price of $0.04 per share. The options fully vested in January 2006 upon our engagement of an underwriter for this offering. Each option holder exercised his or her option in January 2006 by entering into an installment purchase agreement with Mr. Rice at a purchase price equal to $0.85 per share, issuing Mr. Rice a promissory note with an interest rate of 4.5% per annum for the purchase price with a balloon payment at the end of five years, pledging all of the purchased shares to Mr. Rice for the term of the note and granting Mr. Rice, pursuant to a shareholders’ agreement, voting rights and a right of first refusal to purchase the shares if the holder desires to sell.

Omnibus Stock and Incentive Plan

On June 23, 2006, our stockholders approved the InterMetro Communications, Inc. 2006 Omnibus Stock and Incentive Plan, or the 2006 Plan, which becomes effective upon the closing of this offering.

Types of Awards. The 2006 Plan allows any of the following types of awards, to be granted alone or in tandem with other awards:

Stock Options. Stock options granted under the 2006 Plan may be either incentive stock options (ISOs), which are intended to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the Code), or nonstatutory stock options (NSOs), which are not intended to meet those requirements. Award agreements for stock options may include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement.

Restricted Stock. Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited or will be repurchased by us at the lower of the stock’s fair market value or issuance price if the restricted stock was originally purchased by the grantee. During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the restrictions set forth in the applicable award agreement apply.

Restricted Stock Units. A restricted stock unit entitles the grantee to receive common stock, or cash (or other property) based on the value of common stock, after a “restricted period” during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock unit is forfeited.

Stock Appreciation Rights. A stock appreciation right entitles the grantee to receive, with respect to a specified number of shares of common stock, any increase in the value of the shares from the date the award is granted to the date the right is exercised. Under the 2006 Plan, all stock appreciation rights must be settled in common stock except as provided by the Compensation Committee. Award agreements for stock appreciation rights may include rules for exercise of the stock appreciation rights after termination of service.

Other Equity-Based Awards. The 2006 Plan also authorizes the Compensation Committee to grant other types of equity-based compensation. For example, the Compensation Committee may grant shares of common stock upon the achievement of Performance Objectives (as defined below).

Administration. The 2006 Plan will be administered by the Compensation Committee. The Compensation Committee will at all times be composed of two or more members of the Board of Directors who are not our employees or consultants. The 2006 Plan gives the Compensation Committee discretion to make awards under the 2006 Plan, to set the terms of award agreements (including the type and amount of any award), to establish rules for the interpretation and administration of the 2006 Plan), and to make other determinations and take other actions consistent with the terms and purposes of the 2006 Plan. The Compensation Committee may delegate to one or more of our executive officers the authority to select individuals (other than executive officers) to receive awards under the 2006 Plan and to determine the amount and types of awards granted to individuals who are selected.

Eligibility. Any employee or director of, or consultant for, the Company or any of its subsidiaries or other affiliates will be eligible to receive awards under the 2006 Plan.

Shares Available for Awards. 850,000 shares of our common stock will be reserved for awards under the 2006 Plan. In addition, on each anniversary of the 2006 Plan’s effective date on or before the fifth anniversary of the closing of this offering, the aggregate number of shares of our common stock available for issuance under the 2006 Plan will be increased by the lesser of 5% of the total number of shares of our common stock outstanding as of the December 31 immediately preceding the anniversary, 450,000 shares or a lesser number of shares of our common stock that our board, in its sole discretion, determines. No more than 35% of the reserved shares may be granted under awards other than stock options and stock appreciation rights. In general, shares reserved for awards that lapse or are canceled will be added back to the pool of shares available for awards under the 2006 Plan. Awards other than stock options, stock appreciation rights, and restricted stock may be settled in media other than common stock, such as cash. In any year, an eligible employee, consultant, or director may receive awards with respect to no more than 420,000 shares. If an award is to be settled in a medium other than Common Stock, the number of shares on which the award is based will count toward the limit. The 2006 Plan authorizes the Compensation Committee to adjust the limit on the number of shares available for awards (up or down) in response to changes in the number of outstanding shares of Common Stock, such as dividends payable in stock, stock splits, combinations, and reclassifications. Also, in response to certain extraordinary events (such as extraordinary dividends or a merger or spinoff), the Compensation Committee may provide for cash payments or award substitutions to reflect consideration received by stockholders.

Vesting and Performance Objectives. Awards under the 2006 Plan are forfeitable until they become vested. An award will become vested only if the vesting conditions set forth in the award agreement (as determined by the Compensation Committee) are satisfied. The vesting conditions may include performance of services for a specified period, achievement of “Performance Objectives” (as described below), or a combination of both. The Compensation Committee also has authority to provide for accelerated vesting upon occurrence of an event such as a change in control. Performance Objectives selected by the Compensation Committee as vesting conditions will be based on one or more of the following performance measures: net earnings or net income (before or after taxes); earnings per share; net sales or revenue growth; net operating profit; return measures (including, but not limited to, return on assets, capital, equity, sales, or revenue); cash flow (including, but not limited to, operating cash flow, free cash flow, cash flow return on equity, and cash flow return on investment); earnings before or after taxes, interest, depreciation, and/or amortization; gross or operating margins; productivity ratios; share price (including, but not limited to, growth measures and total shareholder return); expense targets; margins; operating efficiency; market share; working capital targets; cash value added; economic value added; market penetration; and product introductions, in each case determined in accordance with generally accepted accounting principles

(subject to modifications approved by the Compensation Committee) consistently applied on a business unit, divisional, subsidiary or consolidated basis or any combination thereof.

No Repricing. The 2006 Plan specifically prohibits the Compensation Committee from repricing any stock options or stock appreciation rights.

Nontransferability. In general, awards under the 2006 Plan may not be assigned or transferred except by will or the laws of descent and distribution. However, the Compensation Committee may allow the transfer of NSOs to members of a 2006 Plan participant’s immediate family or to a trust, partnership, or corporation in which the parties in interest are limited to the participant and members of the participant’s immediate family.

Amendment and Termination. The Board of Directors or the Compensation Committee may amend, alter, suspend, or terminate the 2006 Plan at any time. If necessary to comply with any applicable law (including stock exchange rules), we will first obtain stockholder approval. Amendments, alterations, suspensions, and termination of the 2006 Plan generally may not impair a participant’s (or a beneficiary’s) rights under an outstanding award. However, rights may be impaired if necessary to comply with an applicable law or accounting principles (including a change in the law or accounting principles) pursuant to a written agreement with the participant.

Duration. Unless it is terminated sooner, the 2006 Plan will terminate upon the earlier of June 22, 2016 or the date all shares available for issuance under the 2006 Plan have been issued and vested.

Employment Agreements

We entered into employment agreements on January 1, 2004, which were amended in June 2006, with our Chief Executive Officer, Charles Rice, our Chief Technical Officer, Jon deOng, and our Chief Financial Officer, Vincent Arena. Each of the agreements has a term ending on December 31, 2010, with automatic one-year extensions unless either we or the executive provides notice of intention not to renew the agreement at least 60 days prior to the end of its term.

The agreement with Mr. Rice provides for a base annual salary of $220,000 and a discretionary annual bonus target of up to 100% of his base annual salary. The agreement with Mr. deOng provides for a base annual salary of $185,000 and a discretionary annual bonus target of up to 75% of his base annual salary. The agreement with Mr. Arena provides for a base annual salary of $185,000 and a discretionary annual bonus target of up to 75% of his base annual salary. We anticipate senior executive bonuses under each of these agreements will be determined based on various factors, including revenue achievement and operating income (loss) before depreciation and amortization targets, as well as personal contributions. Each of these agreements calls for an 11% yearly increase in annual base salary.

Pursuant to the employment agreements, Mr. Rice, Mr. deOng, and Mr. Arena were each granted, on January 2, 2004, options to purchase 58,824 shares of our common stock under our 2004 Plan. The options have an exercise price of $0.21 per share and an exercise period of ten years from the date of grant. The options were 20% vested upon grant, and 1/16 of the unvested options vest each calendar year quarter from the grant date.

These employment agreements may be terminated by us if the executive acts in gross negligence in the performance of his duties resulting in a breach of his fiduciary duties to us, our board, or our shareholders (provided that we give the executive notice of the basis for the termination and an opportunity for 30 days to cease committing the alleged conduct).

Severance benefits are payable under the agreements if the executive’s employment is terminated (i) if we materially breach the employment agreement or terminate the agreement other than for gross negligence (as described above), (ii) upon the death or disability of the executive, or (iii) on account of non-renewal of the employment agreement after a change in control of our ownership. These severance benefits include (i) a lump sum payment equal to the greater of the sum of the executive’s annual compensation and accrued but unpaid bonus payable through the end of the term of the employment agreement or the executive’s annual base compensation, (ii) continuation medical insurance coverage and other benefits through the end of the term, and (iii) full vesting of all unvested stock options, with the ability to exercise all options granted under the agreement for the remainder of their term.

If the executive terminates his employment for reasons other than our breach of the agreement, he will not be entitled to severance benefits and will have a period of 90 days after notification of termination to exercise his vested options. If the executive’s employment is terminated for gross negligence (as described above), the executive will not be entitled to severance benefits, but he will be entitled to exercise his vested stock options for the remainder of their term.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer no later than 30 days after written demand to us. The agreement further provides that in the event of a change of control, we would seek legal advice from a special independent counsel selected by us and approved by the officer or director, who has not performed services for either party for five years, to determine the extent to which the officer or director would be entitled to an indemnity under applicable law. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry.

Securities Issuances

Since January 1, 2005, the following directors, executive officers, entities affiliated with directors and other holders of more than 5% of our securities purchased from us securities at the purchase prices or with the exercise prices and in the amounts shown below. Shares purchased by all affiliated persons and entities have been aggregated. This table reflects shares purchased from us. Each share of preferred stock will automatically convert into common stock upon the completion of this offering.

Name	Principal Amount of Series A Convertible Notes	Series A Warrants	Series B Preferred Shares	Series B Warrants	Additional Warrants	Stock Options
Charles Rice, Chief Executive Officer	$12,997	5,734	—	—	—	—

Joshua Touber, Director	$10,019	4,421	11,765	11,765	—	11,765

Robert Grden, Director	$—	—	—	—	—	11,765

Douglas Benson, Director	$—	—	—	—	—	11,765

David Marshall	$250,000	110,295	11,415	11,415	41,280	—

Mitchell Pindus	$100,000	44,118	—	—	41,280	—

Sharyar Baradaran	$100,000	44,118	9,793	9,793	20,640	—

For additional details on all shares held by each of these purchasers, please refer to the information in this prospectus under the heading “Principal Stockholders.”

Advisory Services Agreement

We have entered into an advisory services agreement with Glenhaven Corporation for its provision of advisory services to us in connection with our financings and business strategy. David Marshall, who beneficially owns approximately 6.19% of our common stock, is the chief executive officer of Glenhaven Corporation. Under the agreement, we have issued to Glenhaven warrants to purchase 309,599 shares of common stock with a weighted average exercise price of $0.04 (rounded) per share. These warrants were exercised in May 2006.

Voting Rights Agreement

Holders of our Series A Notes and preferred stock granted our chief executive officer, Charles Rice, voting rights with respect to their securities upon conversion to common stock. Those voting rights terminate upon the closing of this offering.

Holders of options under our 2004 Plan are required to enter into an agreement granting Mr. Rice voting rights with respect to the common stock issued upon exercise of their options, which agreements expire ten years after execution thereof.

Holders of common stock purchased from Mr. Rice pursuant to options have entered into a shareholders’ agreement granting Mr. Rice voting rights with respect to the common stock issued upon exercise of their options, which agreements expire ten years after execution thereof.

Registration Rights

See “Description of Capital Stock—Registration Rights.”

Employment Agreements

We have entered into employment agreements, as amended, with our executive officers described under “Management—Employment Agreements.”

Credit Facilities

We have agreed to enter into unsecured credit facilities of up to an aggregate of $750,000 with Joshua Touber and Douglas Benson, each a director, and Charles Rice, our Chief Executive Officer. The credit facilities mature on August 31, 2007. See “Description of Indebtedness and Other Agreements—Credit Facilities.”

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of August 31, 2006 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are currently exercisable or exercisable within 60 days of August 31, 2006, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 7,869,311 shares of common stock outstanding as of August 31, 2006 and assumes the automatic conversion of all of our Series A Notes and preferred stock upon completion of this offering. Unless otherwise noted below, the address of each person listed on the table is c/o InterMetro Communications, Inc., 2685 Park Center Drive, Building A, Simi Valley, California 93065.

	Shares Beneficially Owned Prior to Offering		Share Beneficially Owned After Offering(1)
Name of Beneficial Owner	Number (2)	Percent	Number	Percent
DIRECTORS AND OFFICERS
Charles Rice (3)	5,399,710	63.5%	5,399,710	50.4%
Jon deOng (4)	573,530	7.2%	573,530	5.7%
Vincent Arena (5)	508,824	6.4%	508,824	5.0%
Joshua Touber (6)	202,221	2.5%	202,221	2.0%
Robert Grden (7)	29,412	*	29,412	*
Douglas Benson (8)	744,309	9.4%	744,309	7.3%
All directors and executive officers as a group (six persons)(9)	6,375,651	73.6%	6,375,651	58.6%
5% STOCKHOLDERS
David Marshall (10)	532,692	6.6%	532,692	5.2%
Mitchell Pindus (11)	477,511	6.0%	477,511	4.7%
Sharyar Baradaran (12)	428,171	5.4%	428,171	4.2%

*	Indicates beneficial ownership of less than one percent.

(1)	Assumes no exercise of over-allotment option.

(2)	Calculation of beneficial ownership assumes the exercise of all warrants and options exercisable within 60 days of August 31, 2006, only by the respective named stockholder.

(3)

Includes 53,481 shares which may be purchased pursuant to warrants and stock options that are exercisable within 60 days of August 31, 2006. Also includes 574,824 shares over which Mr. Rice would have voting power pursuant to voting agreements upon the exercise of stock options under our 2004 Plan and an additional 1,888,235 shares over which Mr. Rice maintains voting control. Mr. Rice has granted options to certain individual to purchase a total of 194,117 shares of his common stock. These options expire on May 15, 2009. Mr. Rice is our President, Chief Executive Officer, Chairman of the Board and a Director.

(4)	Includes 44,118 shares which may be purchased pursuant to stock options that are exercisable within 60 days of August 31, 2006. Mr. deOng has granted Mr. Rice voting power over 529,412 shares. Mr. Rice would have voting power over the shares issuable upon exercise of Mr. deOng’s stock options pursuant to a voting agreement between them. Mr. deOng is our Chief Technology Officer and a Director.

(5)	Includes 44,118 shares which may be purchased pursuant to stock options that are exercisable within 60 days of August 31, 2006. Mr. Arena has granted Mr. Rice voting power over 464,706 shares. Mr. Rice would have voting power over the shares issuable upon exercise of Mr. Arena’s stock options pursuant to a voting agreement between them. Mr. Arena is our Chief Financial Officer and a Director.

(6)	Includes 71,269 shares which may be purchased pursuant to warrants and stock options that are exercisable within 60 days of August 31, 2006. Mr. Touber is a Director.

(7)	Includes 29,412 shares which may be purchased pursuant to stock options that are exercisable within 60 days of August 31, 2006. Mr. Grden is a Director.

(8)	Includes 64,706 shares which may be purchased pursuant to stock options that are exercisable within 60 days of August 31, 2006. Dr. Benson is a Director.

(9)	See footnotes (3) through (8). Includes an aggregate of 793,690 shares of common stock issuable upon the exercise of warrants and stock options that are exercisable within 60 days of August 31, 2006 including the shares over which Mr. Rice would have voting power upon the exercise of stock options under our 2004 Plan pursuant to voting agreements.

(10)	Includes 126,695 shares owned by David Marshall Inc., of which David Marshall is the chief executive officer; 89,144 shares owned by the David Marshall Pension Trust, of which Mr. Marshall is the trustee; 71,303 shares which may be purchased by David Marshall Inc. pursuant to warrants that are exercisable within 60 days of June 30, 2006; 121,711 shares which may be purchased by the David Marshall Pension Trust pursuant to warrants that are exercisable within 60 days of August 31, 2006; and 123,839 shares owned by Glenhaven Corporation, of which Mr. Marshall is the chief executive officer. Mr. Marshall’s address is 9229 Sunset Boulevard, Suite 505, Los Angeles, California 90069.

(11)	Includes 253,985 shares owned by the Pindus Living Trust, of which Mr. Pindus is the co-trustee; 104,548 shares owned by the Mitchell R. Pindus Individual Retirement Account; 9,108 shares owned by the Myles Pindus Trust, of which Mr. Pindus is the trustee; 9,108 shares owned by the Tobias Pindus Trust, of which Mr. Pindus is the trustee; 9,108 shares owned by the Erin Pindus Trust, of which Mr. Pindus is the trustee; 47,536 shares which may be purchased by the Pindus Living Trust pursuant to warrants that are exercisable within 60 days of June 30, 2006; 44,118 shares which may be purchased by the Mitchell R. Pindus Individual Retirement Account pursuant to warrants that are exercisable within 60 days of August 31, 2006. Mr. Pindus’ address is 228 South Medio Drive, Los Angeles, California 90049.

(12)	Includes 302,957 shares owned by the Baradaran Revocable Trust, of which Sharyar Baradaran is the trustee; 125,214 shares which may be purchased by the Baradaran Revocable Trust pursuant to warrants that are exercisable within 60 days of August 31, 2006. Mr. Baradaran’s address is 414 North Camden Drive, Suite 1240, Beverly Hills, California 90210.

DESCRIPTION OF INDEBTEDNESS AND OTHER AGREEMENTS

The following summary of our indebtedness and the provisions of each debt instrument summarized below, do not purport to be complete and are qualified in their entirety by reference to each of the debt instruments, which we have included as exhibits to the registration statement of which this prospectus is a part.

Series A Convertible Notes

Our Series A Convertible Notes, in the principal amount of $1,075,000, issued in 2003, or the 2003 Notes, are convertible into Series A Preferred Stock at $0.85 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events, including the closing of this offering. Each share of Series A Preferred Stock is convertible into one share of our Common Stock, and is required to convert into Common Stock upon certain events. The 2003 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. All shares of Common Stock acquired through the conversion of the 2003 Notes have piggyback registration rights.

Our Series A Convertible Notes issued in 2004 in principal amount of $916,824, or the 2004 Notes, are convertible into Series A Preferred Stock at $1.40 per share, subject to certain anti-dilution protections, at any time at the option of the holders, and automatically upon certain events, including the closing of this offering. Our Series A Convertible Notes issued in 2006 in principal amount of $575,000, or the 2006 Notes, are convertible into Series A Preferred Stock at $3.40 per share, subject to certain anti-dilution protections, at any time at the option of the holders, and automatically upon certain events, including the closing of this offering. Each share of Series A Preferred Stock is convertible into one share of our Common Stock, and is required to convert into Common Stock upon certain events. The 2004 and 2006 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. All shares of Common Stock acquired through the conversion of the 2004 and 2006 Notes have piggyback registration rights.

The 2003 Notes, 2004 Notes and 2006 Notes are secured by substantially all of our assets.

Credit Facilities

In February 2005, we executed an agreement with a commercial bank for a $30,000 revolving credit facility to be used for general working capital. This facility has been renewed through January 2007. Interest on the outstanding balance accrues at an annual rate of 2.5% above the bank’s prime rate. At March 31, 2006, the bank’s prime rate was 7.75%. We are required to maintain, on an account with an equal amount on deposit with the commercial bank (in which they have a security interest therein) as collateral for this loan. We are also required to pay the bank on a monthly basis an unused line fee on the unused portion of this line at an annual rate of 0.625%.

In August 2006, we agreed to enter into unsecured credit facilities of up to an aggregate of $750,000, with certain of our directors and officers, for general working capital. The facilities have one-year maturities and accrue interest on outstanding principal at 10% per annum compounded monthly. Principal and accrued interest are payable on August 31, 2007. We are also required to pay an origination fee of 7.25% of the maximum principal amount outstanding (during the term) on August 31, 2007 (or at the time of prepayment) and lender legal fees and other expenses of $9,500, or less, for each credit facility. Prepayment of the credit facilities requires payment of interest that would have accrued through maturity, discounted by 15%, in addition to principal and accrued interest. We intend to draw on our credit facilities in the quarter ending September 30, 2006.

Leases

In February 2004, we entered into a non-cancelable lease agreement to purchase network equipment, software and other equipment up to $465,000. As part of securing this lease facility, we issued a warrant to purchase 27,353 shares of our common stock at an exercise price of $0.85 per share. In August 2005 and April

2006, we entered into similar non-cancelable lease agreements to purchase network equipment, software and other equipment up to an additional $300,000 in each lease. As part of securing the August 2005 lease facility, we issued a warrant to purchase 10,696 shares of our common stock at an exercise price of $1.40 (rounded) per share. In conjunction with the April 2006 lease, in May 2006 we issued warrants for 4,118 shares of our common stock at an exercise price of $5.10 per share. The future minimum lease payments are discounted using interest rates of 18% to 28% over 18 to 30 months

Strategic Agreements

In May 2006, we entered into a strategic agreement with Cantata Technology, Inc., or Cantata, formerly known as Excel Switching Corporation, a leading provider of VoIP equipment and support services. We plan to significantly scale our VoIP network using Cantata’s latest, robust, state of the art VoIP equipment, which we believe will increase the functionality and efficiency of our VoIP infrastructure. Furthermore, we expect Cantata’s equipment to enable us to better integrate, with cost advantages, industry standard SS-7 functionality and reliability with the unique enhanced services capabilities of our VoIP infrastructure. Among other benefits, the agreement provides us preferential pricing and rights to test and deploy newly developed technologies.

In May 2004, we entered into an exclusive strategic agreement with Qualitek Services, Inc., wherein Qualitek agrees to make available for purchase certain minimum quantities of routers and switches. The initial term is two years subject to automatic six-month renewals, unless earlier terminated by either party in accordance with the terms of the agreement. Qualitek retains a security interest in such equipment until the purchase price has been completely paid. As determined by the agreed upon purchase price of each piece of equipment, Qualitek may receive warrants to purchase shares of our common stock as a portion of the purchase price.

DESCRIPTION OF CAPITAL STOCK

The description below of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws. You can obtain more comprehensive information about our capital stock by consulting our certificate of incorporation and bylaws, as well as the Delaware General Corporation Law.

On July 21, 2006, we reincorporated in Delaware through a merger with and into our wholly owned Delaware subsidiary. Upon completion of that reincorporation merger, our certificate of incorporation authorizes us to issue up to 50,000,000 shares of common stock, with a par value of $0.001 per share, and up to 10,000,000 shares of preferred stock, with a par value of $0.001 per share. In connection with this merger, each share of common stock of InterMetro California converted into shares of InterMetro Delaware’s common stock at a 1-for-8.5 reverse stock split conversion ratio. As a result of the merger, all options and warrants became options and warrants of InterMetro Delaware, subject to the 1-for-8.5 reverse stock split. Following this merger, and immediately upon our issuance of shares of common stock in this offering, all of our Series A Convertible Notes and Preferred Stock will automatically convert into shares of our common stock, and 7,869,311 shares of our common stock will be outstanding. After giving effect to our issuance of shares of common stock in this offering, we will have 10,094,311 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of any outstanding stock options or warrants.

Common Stock

The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the board of directors on the common stock out of funds legally available therefor and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

Upon the completion of this offering, our board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing our change in control. We have no present plans to issue any shares of preferred stock.

Stock Option and Incentive Plans

As of June 30, 2006, we had outstanding options under our 2004 Stock Option Plan, or 2004 Plan, to purchase 1,091,176 shares of our common stock, with a weighted average exercise price of $0.72 per share. In addition, as of June 30, 2006, 2,941 shares of our common stock were reserved and available for future grants under our 2004 Plan. Upon completion of this offering, we will freeze and not make further grants under our 2004 Plan and will make effective our 2006 Plan under which 850,000 shares of our common stock are reserved and will be available for grant.

Warrants

As of June 30, 2006, we had issued warrants to purchase 209,253 shares of our common stock to our equipment finance partners. These warrants are exercisable for a period of five years from issuance, with expiration dates ranging from February 2009 to May 2011 at exercise prices ranging from $0.04 to $5.10 (rounded) per share.

As of June 30, 2006, we had issued warrants to purchase 466,463 shares of our common stock to financial consultants relating to our convertible notes financings of which 309,599 have been exercised. These warrants are exercisable for a period of five years from issuance, with expiration dates ranging from November 2008 to January 2011, all at an exercise price of $0.04 per share. Additional warrants to purchase 78,432 shares of our common stock will be issued to a financial consultant upon the satisfaction of certain conditions. The warrants will be exercisable for a period of five years from the date of issuance at an exercise price of $0.04 per share.

As of June 30, 2006, we had issued warrants to purchase 665,609 shares of our common stock to investors in our add-on offerings of Series A convertible notes. These warrants are exercisable as follows: (a) 411,926 are exercisable at any time prior to the later of June 25, 2009 or the fifth anniversary of the date our common stock is registered for resale under the Securities Act, but in no case later than June 25, 2014 at an exercise price of $0.85 per share and (b) 253,683 exercised at any time prior to the later of January 12, 2011 or the fifth anniversary of the date our common stock is registered for resale under the Act, but in no case later than January 12, 2016, at an exercise price of $2.13 per share.

In February 2006, we issued warrants to purchase 235,307 shares of our common stock to investors in our Series B Preferred Stock. Each warrant entitles the holder to purchase one share of our common stock for a price of $2.13 (rounded) per share at any time prior to February 23, 2008. Shares of common stock acquired through the exercise of the warrants will be subject to a voting rights agreement that provides for our majority shareholder and Chief Executive Officer to vote such shares.

Each warrant to purchase our common stock contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of any stock, dividend or split consolidation, reorganization or reclassification. In addition, the shares of our common stock issuable upon any exercise of the warrant provide their holders with rights to have those shares registered with the Securities and Exchange Commission, as discussed more fully below. Each warrant has net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

Immediately upon the completion of this offering, all outstanding convertible notes will be converted into preferred stock and all shares of all series of our preferred stock will be converted into shares of common stock according to the formulas set forth in our current certificate of incorporation. The common stock issued upon conversion of the series preferred will have registration rights as set forth below.

Amended and Restated Loan and Security Agreement, Advisory Agreement—Series A and A-1 Preferred Stock and Warrants

Pursuant to the Amended and Restated Loan and Security Agreement dated January 12, 2006, among us, the Lenders named therein and Glenhaven Corporation, as Agent for the Lenders, we have granted certain registration rights to the Lenders. With respect to our common stock held by the Lenders or the Agent which was obtained through the conversion of Series A Preferred Stock or the exercise of any warrants issued pursuant to the agreement or any warrants issued pursuant to Advisory Agreement between us and the Agent dated November 24, 2003, as amended, if we register any of our securities for our own account other than a registration relating solely to employee benefit plans, a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act, or a registration on a registration form which does not permit secondary sales, we must promptly give written notice and include in such registration (and any related qualification under blue sky laws) and in any underwriting arrangement, the number of shares of registrable securities specified in a written request made by such holders within ten (10) days after receipt of such written notice from us. However, if the representatives of the underwriters in any underwritten registration advise us in writing that marketing factors require a limitation of the number of registrable securities to be underwritten, the representative may exclude all registrable securities from, or limit the number to be included in, the registration and underwriting. We will so advise all holders requesting registration, and the number of registrable securities that shall be included in the registration and underwriting shall be allocated pro rata based on the total number of registrable securities held by such holders. All registration expenses incurred in connection with any registration and the reasonable fees for one counsel for the lenders not to exceed $15,000 will be borne by us, however, holders will be responsible for selling commissions and underwriting discounts related to the sale of its own registrable securities, legal fees in excess of the $15,000 limit and fees and disbursements of more than one counsel to the holders. Upon the receipt of a written request by our underwriters, the Lenders agree not to sell, sell short, grant an option to buy or otherwise dispose of any of the registrable securities (except for securities in the registration) for a period of up to 180 days following the effective date of the initial registration of our securities which occurs before our stock is publicly traded, subject to certain exceptions for permitted transfers. Lenders will only be subject to the 180-day lockup in the preceding sentence if our executive officers and directors and all other holders of registrable securities enter into similar agreements.

Series B Preferred and Warrants

Pursuant to the Subscription Agreement dated on or before February 23, 2006 between us and the purchasers, if we determine to register any of our securities for our own account other than the initial registration of our securities, a registration relating solely to employee benefit plans, a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act, or a registration on any registration form which does not permit secondary sales, we must promptly give written notice and include in such registration and in any underwriting arrangement, the number of shares of registrable securities, obtained through the conversion of Series B preferred stock or the exercise of warrants issued with the Series B preferred stock, specified in a written request made by such holders within ten (10) days after receipt of such written notice from us. However, if the representatives of the underwriters in any underwritten registration advise us in writing that marketing factors require a limitation of the number of registrable securities to be underwritten, the representative may exclude all registrable securities from, or limit the number to be included in, the registration and underwriting. We will so advise all holders requesting registration, and the number of registrable securities that shall be included in the registration and underwriting shall be allocated pro rata based on the total number of registrable securities held by such holders upon a written request by our underwriters, holders of our Series B preferred stock may not sell, sell short, grant an option to buy, or otherwise dispose of any shares of common stock obtained through the conversion of Series B Preferred Stock by the exercise of warrants issued with the Series B Preferred Stock for a period of up to 180 days following the effective date of the initial registration of our securities.

Based on a letter from Ladenburg Thalmann & Co. Inc., shares of holders of registration rights will be excluded from this offering.

Underwriters’ Warrants

The warrants to purchase an aggregate of up to 255,875 shares of common stock issued to the underwriters in connection with this offering grant to the holders demand and “piggyback” registration rights with respect to the common stock issuable upon exercise of the warrants for the period during which the warrants are exerciseable. We will bear all fees and expenses attendant to registering the common stock issuable upon exercise of the underwriters’ warrants.

Effect of Certain Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws may be deemed to have an anti-takeover effect that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions also are designed to encourage persons seeking to acquire control of us to negotiate first with our board of directors.

Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by our chief executive officer, the chairman of our board of directors, the board of directors or a committee of the board of directors which has been duly designated.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The federal securities laws establishes advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Director Removal. Our charter documents provide that directors may be removed only for cause by the affirmative vote of at least 66 2/3% of our then outstanding shares of capital stock, voting as a single class.

Amendment of Bylaws. Any amendment of our bylaws by our stockholders requires approval by holders of at least a majority of our then outstanding capital stock, except that approved by the holders of two-thirds of our then outstanding capital stock, is required to amend the director removal section of the bylaws.

Staggered Board. Our certificate of incorporation provides for the division of our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms. Under our certificate of incorporation and bylaws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of the board of directors and the limitations on the removal of directors and filling of vacancies would have the effect of making it more difficult for a third party to acquire control of us, or of discouraging a third party from acquiring control of us.

Amendment of Certificate of Incorporation. Amendments to certain provisions of our amended and restated certificate of incorporation require approval by holders of 66 2/3% of our then outstanding capital stock, voting together as a single class.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction which resulted in the stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Limitation of Liability

Our certificate of incorporation provides that no director shall be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability to the extent that the elimination or limitation of such liability is not permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended.

Listing

We have applied for the quotation of our common stock on the American Stock Exchange under the symbol “ITR.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be U.S. Stock Transfer Corporation.

SH ARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a future sale of our securities.

Upon completion of this offering and the reincorporation merger which occurred on July 21, 2006, 10,094,311 shares of common stock will be outstanding, assuming (1) the issuance of an aggregate of 2,225,000 shares of common stock in this offering and (2) no exercise of the underwriters’ option to purchase additional shares. The number of shares outstanding after this offering is based on the number of shares outstanding as of June 30, 2006 and assumes no exercise of outstanding options or warrants. The shares sold in this offering and any shares issued upon exercise of the underwriters’ option to purchase additional shares will be freely tradable without restriction under the Securities Act, unless those shares are purchased by affiliates as that term is defined in Rule 144 under the Securities Act.

The remaining 7,869,311 shares of common stock held by existing stockholders will be deemed “restricted securities” as defined under Rule 144 and are subject to the contractual restrictions described below. Restricted shares may be sold in the public market only if registered or if they qualify for a resale under Rules 144 or 144(k) promulgated under the Securities Act, which are summarized below. Subject to the lock-up agreement described below and the provisions of Rule 144 or 144(k), additional shares will be available for sale in the public market as follows:

Number of Shares	Date
1,200,035	Eligible for sale immediately following the effective date of this offering and at various times thereafter upon the expiration of applicable holding periods up to 180 days after the effective date of this offering

6,300,853	Eligible for sale 180 days after the effective date of this offering

368,423	Eligible for sale at various times thereafter upon the expiration of applicable holding periods

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of the Company or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Under Rule 144(k), any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

We have reserved the following number of shares:

•	an aggregate of 1,094,118 shares of common stock which are eligible for grant pursuant to our 2004 Stock Option Plan, of which options to purchase 1,091,176 shares are outstanding as of June 30, 2006;

•	an aggregate of 850,000 shares of common stock which we have reserved for issuance pursuant to our 2006 Plan; and

•	an aggregate of 1,267,033 shares of common stock for issuance upon the exercise of warrants to purchase our common stock under warrant agreements as of June 30, 2006.

As soon as practicable following the offering, we intend to file registration statements under the Securities Act to register shares of common stock reserved for issuance under the 2004 Stock Option Plan and our 2006 Plan. Such registration statement will automatically become effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 2004 Stock Option Plan or our 2006 Plan will be eligible for immediate public sale, subject to the lock-up agreements noted below.

We have agreed not to sell or otherwise dispose of any shares of common stock during the 180-day period following the date of this prospectus, except we may issue and grant options to purchase shares of common stock under our 2006 Plan, issue warrants to suppliers or vendors in conjunction with ordinary course of business equipment purchase or lease arrangements, or issue shares of common stock pursuant to an agreement to purchase the assets or stock of a non-affiliated entity.

From and after the completion of this offering, the holders, or their transferees, of 2,559,693 shares of our common stock into which the Series A Preferred Stock, including interest accrued through August 31, 2006, was automatically converted, 235,309 shares of our common stock into which the Series B preferred stock was automatically converted and 900,916 shares of our common stock issuable upon the exercise of warrants have rights to participate in the registration of our shares under the Securities Act.

Lock-Up Agreements

We and our directors, officers and certain of our existing stockholders, option holders and warrant holders will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options will agree, with limited exceptions, not to sell, directly or indirectly, any shares of common stock without the prior written consent of Ladenburg Thalmann & Co. Inc. (and our prior approval) for a period of 180 days after the date of this prospectus.

Ladenburg Thalmann & Co. Inc., with our prior approval, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Ladenburg Thalmann & Co. Inc. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. Following the expiration of the 180-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 144(k).

UNDERWRIT ING

We intend to enter into an underwriting agreement with the underwriters named below. We are a party to an engagement letter with Ladenburg Thalmann & Co. Inc. related to this offering which will be superseded by the underwriting agreement. Ladenburg Thalmann & Co. Inc. and Wunderlich Securities, Inc. are acting as representatives of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us the number of shares opposite its name below.

Underwriter	Number of Shares
Ladenburg Thalmann & Co. Inc.
Wunderlich Securities, Inc.
Total

The representatives have advised us that the underwriters propose to offer the shares of common stock to the public at the public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers, who may include the underwriters, at that public offering price less a concession of up to $            per share. The underwriters may allow and those dealers may reallow, a concession to other securities dealers of up to $            per share. If all the shares are not sold at the initial public offering price in the offering to the public, the offering price and other selling terms may be changed by the representatives. We have agreed to pay to the underwriters a non-accountable expense allowance of 2% of the aggregate offering price of shares sold, excluding any shares sold pursuant to the underwriters’ over-allotment.

Over-Allotment Option

We granted an option to the underwriters to purchase up to 333,750 additional shares of common stock at the public offering price per share, less the underwriting discount, set forth on the cover page of this prospectus. This option is exercisable during the 45-day period after the date of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with this offering. If this option is exercised, each of the underwriters will purchase approximately the same percentage of the additional shares as the number of shares of common stock to be purchased by that underwriter, as shown in the table above, bears to the total shown.

Discounts and Expenses

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Paid by InterMetro	$	$	$

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $1.5 million.

Lock-Up Agreements

We have agreed, subject to the exceptions enumerated in the following sentence, not to sell or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into our common stock for a period of 180 days after the date of this prospectus without the prior consent of Ladenburg Thalmann & Co.

Inc. (and our prior approval). This agreement does not apply to the sale of shares of our common stock in this offering, the issuance of any shares of common stock pursuant to (1) any warrants issued to the underwriters in connection with this offering, (2) any existing employee benefit or stock option plan, (3) any warrants issued to suppliers or vendors in conjunction with ordinary course of business equipment purchase or lease arrangements, (4) an agreement to purchase the assets or stock of a non-affiliated entity or (5) upon the exercise, conversion or exchange of any currently outstanding warrants, preferred stock or convertible notes, or the issuance of any securities in connection with our equipment and business acquisitions. Our directors and officers and certain of our existing stockholders, option holders and warrant holders will agree not to sell or otherwise dispose of any shares of common stock or securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Ladenburg Thalmann & Co. Inc. and our prior approval.

Offering Price Determination

Before this offering, there has been no public market for our common stock. The initial public offering has been negotiated between the representatives and us. In determining the initial public offering of our common stock, the representatives considered:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

Indemnification

The underwriting agreement provides that we will indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act, or to contribute payments that the underwriters may be required to make in respect thereof.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. To close out a short position or to stabilize the price of our common stock, the underwriters may bid for and purchase, common stock in the open market. The underwriters also may elect to reduce any short position by exercising all or part of the over-allotment option. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

Finally, the underwriters may bid for and purchase, shares of our common stock in market making transactions. These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on the American Stock Exchange, in the over-the-counter market, or otherwise.

Warrants

In connection with the offering, we have agreed to sell to Ladenburg Thalmann & Co. Inc. and Wunderlich Securities, Inc., for nominal consideration, underwriters’ warrants entitling Ladenburg Thalmann & Co. Inc. and Wunderlich Securities, Inc., or their assigns, to purchase up to 255,875 shares of common stock at a price equal to 120% of the public offering price per share. The underwriters’ warrants shall be exercisable for four years commencing one year from the date hereof, will not be redeemable and shall contain cashless exercise provisions. Ladenburg Thalmann & Co. Inc. and Wunderlich Securities, Inc. may assign a portion of the underwriter’s warrants solely to other underwriters and their executive officers or partners.

The warrants have been deemed compensation by the NASD and are therefore subject to a 180-day lock-up pursuant to Rule 2710(g)(1) of the NASD Conduct Rules. The warrants grant to the holders demand and “piggyback” registration rights for the period during which the warrants are exercisable with respect to the registration under the Securities Act of the common stock issuable upon exercise of the warrants. We will bear all fees and expenses attendant to registering the common stock, other than underwriting commissions, which will be paid for by the holders themselves.

Directed Share Program

The underwriters, at our request, have reserved for sale to certain of our employees, family members of employees, business associates and other third parties at the initial public offering price up to 5% of the shares being offered by this prospectus. The sale of these shares will be made by Ladenburg Thalmann & Co. Inc. We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

Certain Relationships

Certain of the underwriters and their affiliates may provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by McDermott Will & Emery LLP and for the underwriters by Olshan Grundman Frome Rosenzweig & Wolosky LLP.

EXPERTS

The financial statements of InterMetro Communications, Inc. as of December 31, 2004 and 2005 and for the period from July 22, 2003 (inception) through December 31, 2003 and each of the years ended December 31, 2004 and 2005 included in this Prospectus and elsewhere in the Registration Statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as indicated in their report thereto, included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

The financial statements of Advanced Tel, Inc. as of June 30, 2005 and March 31, 2006, and for each of the two years ended June 30, 2004 and 2005 and the nine months ended March 31, 2006 included in this Prospectus and elsewhere in the Registration Statement have been audited by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their report with respect thereto, included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits, schedules and amendments thereto. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement, or other document to which we make reference are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement, or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934 and, as a result, will file periodic and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and such reports and other information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

INTERMETRO COMMUNICATIONS, INC.

INDEX TO FINANCIAL STATEMENTS

Page Number
InterMetro Communications, Inc.

Unaudited Pro Forma Condensed Consolidated Financial Information	F-2

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2006	F-4

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2005	F-5

Notes To Unaudited Pro Forma Condensed Consolidated Financial Information	F-6

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-9

Consolidated Balance Sheets as of December 31, 2004 and 2005 and June 30, 2006 (unaudited)	F-10

Consolidated Statements of Operations for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited)

F-11

Consolidated Statements of Stockholders’ Deficit for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006 (unaudited)

F-12

Consolidated Statements of Cash Flows for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and the six months ended June 30, 2005 and 2006 (unaudited)

F-13

Notes to Consolidated Financial Statements	F-14

Advanced Tel, Inc.

Report of Independent Registered Public Accounting Firm	F-41

Balance Sheets as of June 30, 2005 and March 31, 2006	F-42

Statements of Operations for the years ended June 30, 2004 and 2005 and the nine months ended March 31, 2005 and 2006	F-43

Statements of Shareholder’s Equity (Deficit) for the years ended June 30, 2004 and 2005 and the nine months ended March 31, 2006	F-44

Statements of Cash Flows for the years ended June 30, 2004 and 2005 and the nine months ended March 31, 2005 and 2006	F-45

Notes to Financial Statements	F-46

INTERMETRO COMMUNICATIONS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

In March 2006, InterMetro Communications, Inc. (“InterMetro” or the “Company”) acquired all of the outstanding stock of Advanced Tel, Inc., or ATI, a switchless reseller of wholesale long distance services, for a combination of the Company’s common stock and cash. The initial portion of the purchase price included 58,824 shares of the Company’s common stock, a cash payment of $250,000 to be paid over the six-month period following the closing and an unsecured promissory note in the amount of $150,000 payable monthly over two years. The amount of common stock consideration paid to the selling shareholder of ATI is subject to adjustment (or the payment of additional cash in lieu thereof at the inception of the Company) if the Company’s common stock does not become publicly-traded and if the Company’s common stock is publicly-traded and if the Company’s common stock does not reach a minimum price of $25.50 per share during the two years following the closing date. The selling stockholder may earn an additional 58,824 shares of the Company’s common stock and additional cash amounts during the two-year period following the closing if ATI meets certain performance targets tied to revenue and profitability, which could make the total purchase price of this acquisition approximately $3.9 million. See Note 2 of the Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

The acquisition will be accounted for using the purchase method. For the purposes of the pro forma presentation, the purchase price of $1,940,000 was allocated to the estimated fair value of the assets acquired and the liabilities assumed to the extent acquired by InterMetro. The estimated fair value of the tangible assets acquired and liabilities assumed approximated the historical cost basis based on their relative short term and highly liquid nature. The excess of purchase price over the tangible assets acquired was allocated to goodwill and other intangible assets. The unaudited pro forma condensed consolidated financial information included herein used these estimates. Direct transaction costs related to the acquisition were approximately $40,000, which was capitalized as part of the purchase price.

In January 2006, as part of a series of transactions that included amending and restating the Loan and Security Agreement which governs the Company’s Series A convertible promissory notes, the Company sold $575,000 of additional Series A convertible promissory notes through a private sale to the Company’s existing Series A convertible promissory noteholders. These notes are convertible into Series A Preferred Stock at $3.40 per share at the option of the holders and automatically converts into Series A Preferred Stock upon certain events, including the registration of the Company’s common stock in a public market. Each share of Series A Preferred Stock is convertible into one share of the Company’s common stock. The Series A convertible promissory notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A convertible promissory notes. In conjunction with the sale of these Series A convertible promissory notes, the Company issued warrants to purchase one share of the Company’s common stock for each $3.40 of Series A convertible preferred notes purchased. The exercise price of the warrants is approximately $2.13 per share and the warrants are exercisable at any time prior to five years from the grant date or, on the fifth anniversary of the date the Company’s common stock is registered for sale in the public markets, but in no case later than ten years from the grant date.

In February 2006, the Company concluded a private placement of 235,307 shares of Series B Preferred Stock and warrants for the purchase of 235,307 shares of common stock for total gross proceeds of $1,000,000. Each warrant entitles the holder to purchase one share of the Company’s common stock for a price of approximately $2.13 per share, at any time, for a period of two years after the termination date of the offering. Each share of Series B Preferred Stock is convertible into one share of common stock, no par value, at any time.

The Company formed InterMetro Communications, Inc., a Delaware corporation (“InterMetro Delaware”), effective May 10, 2006. The Company merged with and into InterMetro Delaware on July 21, 2006, with InterMetro Delaware being the surviving corporation. As part of this merger, one share of the Company’s Common Stock converted into shares of InterMetro Delaware’s common stock on a 1-for-8.5 reverse stock split conversion ratio.

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the acquisition of ATI, issuance of Series A convertible promissory notes, issuance of Series B Preferred Stock, the merger into a Delaware corporation and the exercise of warrants to purchase 309,599 shares of common stock in May 2006 as if these transactions occurred as of January 1, 2005 and January 1, 2006, respectively. No unaudited pro forma condensed consolidated balance sheet is presented as the unaudited balance sheet of ATI as of June 30, 2006 has been consolidated within InterMetro’s balance sheet presented on page F-10. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that would have occurred as of the beginning of the period presented and should not be construed as being representative of future operating results. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the InterMetro and ATI financial statements and notes thereto, included elsewhere in this prospectus.

INTERMETRO COMMUNICATIONS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2006

	InterMetro Communications Inc.	Advanced Tel, Inc.(1)	Pro Forma				Pro Forma
			For Acquisition		For Offering(2)
Net revenues	$9,129,798	$2,643,378	$(570,165	)(3)	—		$11,203,011
Network costs	8,824,246	2,156,075	(638,585	)(3)	—		10,341,736

Gross profit	305,552	487,303	68,420	(3)			861,275
Operating expenses:
Sales and marketing (includes stock based compensation of $66,448 for InterMetro and Pro Forma)	850,897	166,339	—		—		1,017,236
General and administrative (includes stock based compensation of $1,379,416 for InterMetro and Pro Forma)	3,595,605	229,907	9,130 44,345	(4) (5)	—		3,878,987

Total operating expenses	4,446,502	396,246	53,475		—		4,896,223

Operating income (loss)	(4,140,950)	91,057	14,945		—		(4,034,948)
Interest income	3,172	5,296	—		—		8,468
Interest expense	(667,489)	—	—		(132,752	)(6)	(678,010)
					123,932	(6)
					(1,701	)(6)

Income (loss) before provision for income taxes	(4,805,267)	96,353	14,945		(10,521)		(4,704,490)
Provision for income taxes	—	—	—		—		—

Net income (loss)	$(4,805,267)	$96,353	$14,945		$(10,521)		$(4,704,490)

Basic and diluted net loss per common share	$(1.00)

Number of shares used to calculate basic and diluted net loss per common share	4,811,306

Pro forma basic and diluted net loss per common share							$(0.60)

Pro forma number of shares used to calculate pro forma basic and diluted net loss per common share							7,869,311

See the accompanying notes to unaudited pro forma condensed consolidated financial information

INTERMETRO COMMUNICATIONS, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

	InterMetro Communications Inc.	Advanced Tel, Inc.(8)	Pro Forma				Pro Forma
			For Acquisition		For Offering(2)
Net revenues	$10,580,599	$9,784,217	$(1,932,854	)(3)	$—		$18,431,962
Network costs	7,357,404	8,216,558	(2,041,094	)(3)	—		13,532,868

Gross profit	3,223,195	1,567,659	108,240	(3)	—		4,899,094
Operating expenses:
Sales and marketing	667,687	899,425	—		—		1,567,112
General and administrative (includes stock based compensation of $443,425 for InterMetro and Pro Forma)	3,001,293	757,399	36,524 125,200	(4) (5)	— —		3,920,416

Total operating expenses	3,668,980	1,656,824	161,724		—		5,487,528

Operating loss	(445,785)	(89,165)	(53,484)				(588,434)
Interest income	—	12,925					12,925
Interest expense	(665,230)	—	—		179,285	(6)	(1,067,461)
					(200,093	)(7)
					(374,907	)(6)
					(6,516	)(6)

Loss before provision for income taxes	(1,111,015)	(76,240)	(53,484)		(402,231)		(1,642,970)
Provision for income taxes	(800)	(800)	—				(1,600)

Net loss	$(1,111,815)	$(77,040)	$(53,484)		(402,231)		$(1,644,570)

Basic and diluted net loss per common share	$(0.24)

Number of shares used to calculate basic and diluted net loss per common share	4,705,888

Pro forma basic and diluted net loss per common share							$(0.21)

Pro forma number of shares used to calculate pro forma basic and diluted net loss per common share							7,869,311

See the accompanying notes to unaudited pro forma condensed consolidated financial information

INTERMETRO COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

1)	Amounts represent ATI’s operations for the three months ended March 31, 2006. ATI’s operating results for the three months ended June 30, 2006 are consolidated with InterMetro’s operating results.

2)	The pro forma items included within this column relate to presenting the pro forma effect of the automatic conversion feature (upon the date InterMetro’s common stock becomes publicly traded) of the Company’s Series A Promissory Notes. The Company believes that these charges should be included within the pro forma adjustments as the Company’s Series A convertible preferred stock automatically converts to common stock on the effective date of this offering.

3)	Adjustment to eliminate ATI’s revenues and associated cost of revenues relating to InterMetro as if this transaction occurred as of January 1, 2005 and 2006.

4)	Adjustment to reflect excess of purchase price over the fair value of net tangible assets acquired as if this transaction occurred as of January 1, 2005 and 2006. The following presents a summary of preliminary purchase price allocation of the ATI acquisition:

Estimated fair value of 58,824 shares of InterMetro common stock	$1,500,000
Total promissory notes payable	400,000
Direct transaction costs	40,000

Total investment and transaction costs	$1,940,000

The purchase price of ATI was allocated as follows:

Liabilities assumed in excess of net assets acquired	$(52,319)
Goodwill	1,809,699
Customer relationships	182,620

Total	$1,940,000

Amortization of other intangible assets (yearly amortization assuming 5 year life)	$36,524

Amortization of other intangible assets (quarterly amortization assuming 5 year life)	$9,130

5)	Adjustment to reflect changes in compensation of key executives of ATI to contractual amounts to be paid by InterMetro as if this transaction occurred as of January 1, 2005 and 2006, respectively.

6)	Adjustment to reflect the charge for the detachable warrants issued with the Series A convertible promissory notes issued in January 2006 and remaining debt discount on the prior issuances of the Series A convertible preferred notes, as if these transactions occurred as of January 1, 2005 and 2006, respectively. The Company believes that these charges should be included within the pro forma adjustments as the Company’s Series A convertible preferred stock automatically converts to common stock on the effective date of this offering.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

INFORMATION—(Continued)

The following presents a summary of these proforma adjustments included in interest expense:

	For The Year Ended December 31, 2005	For The Six Months Ended June 30, 2006
Increase in pro forma interest expense relating to charge for detachable warrants issued with Series A convertible promissory notes	$(374,907)	$(132,752)

Increase in pro forma interest expense relating to remaining debt discount on prior issuances of Series A convertible promissory notes	$(6,516)	$(1,701)

Reduction in pro forma interest expense relating to debt discount included within InterMetro’s actual results	$179,285	$123,932

7)	Adjustment to reflect the estimated impact of the beneficial conversion feature on the Series A convertible promissory notes issued in January 2006 as if these notes were converted as of January 1, 2005 and 2006.

8)	The financial statements of ATI as of and for its fiscal year ended June 30, 2005 are presented within this Form S-1 on pages F-41 through F-50 on its fiscal year end of June 30. The following presents a summary of adjustments required to conform to InterMetro’s fiscal year end of December 31 by presenting a reconciliation of the amounts reported in the audited financial statements of ATI for the year ended June 30, 2005, adding the operating results for the six months ended December 31, 2005 and subtracting the operating results for the six months ended December 31, 2004.

	Year Ended June 30, 2005 as Reported	Six Months Ended December 31,		Year Ended December 31,
		2005	2004	2005
		(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	$8,298,825	$5,852,406	$4,367,014	$9,784,217
Network costs	6,935,898	4,823,832	3,543,172	8,216,558

Gross profit	1,362,927	1,028,574	823,842	1,567,659
Operating expenses:
Sales and marketing	885,508	443,676	429,759	899,425
General and administrative	762,770	399,518	404,889	757,399

Total operating expenses	1,648,278	843,194	834,648	1,656,824

Operating income (loss)	(285,351)	185,380	(10,806)	(89,165)
Interest and other income, net	14,624	5,953	7,652	12,925

Income (loss) before provision for income taxes	(270,727)	191,333	(3,154)	(76,240)
Provision for income taxes	(800)	—	—	(800)

Net income (loss)	$(271,527)	$191,333	$(3,154)	$(77,040)

InterMetro acquired from the selling shareholder 100% of the total issued and outstanding stock of ATI in exchange for up to $750,000 in cash, up to 117,648 shares of the Company’s common stock and a two year unsecured note payable by ATI in a principal amount of $150,000.

The initial consideration to the selling shareholder of ATI consisted of 58,824 shares of InterMetro’s common stock, a cash payment of $250,000 (payable over a six-month period in equal installments of

INTERMETRO COMMUNICATIONS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL

INFORMATION—(Continued)

approximately $42,000) and an additional $150,000, subject to adjustment, in an unsecured note (bearing no interest), payable in 24 equal monthly installments. The potential adjustments to this note are based on estimates of liabilities which may arise subsequent to the closing balance sheet date.

The amount of common stock consideration paid to the selling shareholder of ATI is subject to adjustment (or the payment of additional cash in lieu thereof at the option of InterMetro) if the Company’s common stock does not become publicly-traded by March 31, 2008 and if the Company’s common stock is publicly traded and the Company’s common stock does not reach a minimum price of $25.50 per share during the two years ended March 31, 2008. The value of this guarantee has been included in the Company’s determination of purchase price of the ATI acquisition.

The selling shareholder of ATI has the ability to earn additional consideration, up to an additional 58,824 shares of InterMetro’s common stock and up to $500,000 in cash, contingent upon meeting certain performance targets tied to revenue and profitability, which could make the total purchase price of this acquisition approximately $3.9 million. Any future earn-out will be added to goodwill.

No adjustment has been reflected within the unaudited condensed consolidated financial information presented herein to reflect the potential contingent consideration available to the selling shareholder of ATI which may be earned based on the performance of these revenue and profitability thresholds. In addition, no adjustment has been reflected within the condensed consolidated financial information to present the tax impacts as both InterMetro and ATI had net operating loss carryforwards at December 31, 2005 and June 30, 2005, respectively. Both entities provided a 100% valuation reserve against these deferred tax assets.

In the preparation of the unaudited condensed consolidated financial information, the Company performed a calculation of the elements acquired and allocated the purchase price of ATI based on their estimated fair market values.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

INTERMETRO COMMUNICATIONS, INC.

We have audited the accompanying balance sheets of InterMetro Communications, Inc. (the “Company”) as of December 31, 2004 and 2005, and the related statements of operations, stockholder’s deficit and cash flows for the period from July 22, 2003 (inception) through December 31, 2003 and for the years ended December 31, 2004 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2005, and the results of its operations and its cash flows for the period from July 22, 2003 (inception) through December 31, 2003 and the years ended December 31, 2004 and 2005 in conformity with U.S. generally accepted accounting principles.

/s/ MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

May 2, 2006, except Note 14, as to which the date is July 24, 2006

INTERMETRO COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30,
	2004	2005	2006
			(Unaudited)
Assets
Cash	$253,587	$565,063	$621,646
Restricted cash	—	30,000	30,000
Accounts receivable, net of allowance for doubtful accounts of $16,949 in 2004 and $0 in 2005 and $125,000 (unaudited) at June 30, 2006	195,738	535,131	1,197,343
Deposits	88,254	253,826	405,718
Other current assets	90,005	79,523	1,376,472

Total current assets	627,584	1,463,543	3,631,179
Property and equipment, net	764,481	1,512,904	1,997,218
Goodwill	—	—	1,800,347
Other intangible assets	—	—	173,490
Other long-term assets	28,893	1,840	4,631

Total Assets	$1,420,958	$2,978,287	$7,606,865

Liabilities and Stockholders’ Deficit
Accounts payable, trade	$123,492	$930,007	$3,238,947
Accrued expenses	1,299,948	2,164,296	3,958,925
Deferred revenues and customer deposits	89,284	225,865	362,302
Borrowings under line of credit facility	—	30,000	30,000
Current portion of amounts and notes due to related party	—	—	241,400
Current portion of long-term capital lease obligations	218,146	197,368	123,407
Current portion of Series A convertible promissory notes, net of discount	—	1,075,000	2,426,844

Total current liabilities	1,730,870	4,622,536	10,381,825

Note payable to related party	—	—	75,000
Capital lease obligations	103,157	150,967	141,258
Series A convertible promissory notes, net of discount	1,926,274	910,307	—

Total long-term liabilities	2,029,431	1,061,274	216,258

Total liabilities	3,760,301	5,683,810	10,598,083

Commitment and contingencies

Stockholders’ Deficit
Preferred stock—$0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2004 and 2005; 235,307 shares (unaudited) issued and outstanding at June 30, 2006	—	—	235
Common stock—$0.001 par value; 50,000,000 shares authorized; 4,705,888 shares issued and outstanding at December 31, 2004 and 2005; 5,074,311 shares (unaudited) issued and outstanding at June 30, 2006	4,706	4,706	5,074
Additional paid-in capital	702,291	1,935,633	6,406,541
Deferred stock based compensation	(86,380)	(574,087)	(526,026)
Accumulated deficit	(2,959,960)	(4,071,775)	(8,877,042)

Total stockholders’ deficit	(2,339,343)	(2,705,523)	(2,991,218)

Total Liabilities and Stockholders’ Deficit	$1,420,958	$2,978,287	$7,606,865

The accompanying notes are an integral part of these consolidated financial statements.

INTERMETRO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from July 22, 2003 (inception) through December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(Unaudited)
Net revenues	$—	$1,880,651	$10,580,599	$3,705,412	$9,129,798
Network costs	—	1,429,490	7,357,404	2,455,190	8,824,246

Gross profit	—	451,161	3,223,195	1,250,222	305,552
Operating expenses
Sales and marketing (includes stock based compensation of $0 for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005, and for the six months ended June 30, 2005 (unaudited); $66,448 for the six months ended June 30, 2006 (unaudited))	1,200	317,893	667,687	254,097	850,897
General and administrative (includes stock based compensation of $0, $237,349 and $443,425 for the period from July 22, 2003 (inception) through December 31, 2003, the years ended December 31, 2004 and 2005 and $237,476 and $1,379,416 for the six months ended June 30, 2005 and 2006 (unaudited))	221,620	2,390,129	3,001,293	1,476,048	3,595,605

Total operating expenses	222,820	2,708,022	3,668,980	1,730,145	4,446,502

Operating loss	(222,820)	(2,256,861)	(445,785)	(479,923)	(4,140,950)
Interest expense, net	8,750	469,929	665,230	248,202	664,317

Loss before provision for income taxes	(231,570)	(2,726,790)	(1,111,015)	(728,125)	(4,805,267)
Provision for income taxes	(800)	(800)	(800)	—	—

Net loss	$(232,370)	$(2,727,590)	$(1,111,815)	$(728,125)	$(4,805,267)

Basic and diluted net loss per common share	$(0.05)	$(0.58)	$(0.24)	$(0.16)	$(1.00)

Shares used to calculate basic and diluted net loss per common share	4,705,888	4,705,888	4,705,888	4,705,888	4,811,306

The accompanying notes are an integral part of these consolidated financial statements

INTERMETRO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

	Preferred Stock		Common Stock		Additional Paid-In Capital	Deferred Stock Based Compensation	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at July 22, 2003 (inception)	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock	—	—	4,705,888	4,706	(4,206)	—	—	500
Net loss for the period from July 22, 2003 (inception) through December 31, 2003	—	—	—	—	—	—	(232,370)	(232,370)

Balance at December 31, 2003	—	—	4,705,888	4,706	(4,206)	—	(232,370)	(231,870)
Issuance of common stock warrants to Series A convertible promissory note holders	—	—	—	—	123,132	—	—	123,132
Issuance of common stock warrants	—	—		—	137,587	—	—	137,587
Issuance of common stock options	—	—		—	186,143	(186,143)	—	—
Issuance of common stock warrants for equipment	—	—			67,253	—	—	67,253
Beneficial conversion feature of Series A convertible promissory notes	—	—	—	—	192,382	—	—	192,382
Amortization of stock-based compensation	—	—	—	—	—	99,763	—	99,763
Net loss	—	—	—	—	—	—	(2,727,590)	(2,727,590)

Balance at December 31, 2004	—	—	4,705,888	4,706	702,291	(86,380)	(2,959,960)	(2,339,343)
Issuance of common stock warrants	—	—	—	—	170,577		—	170,577
Issuance of common stock options	—	—	—	—	793,753	(793,753)	—	—
Issuance of common stock warrants for equipment	—	—	—		269,012	—	—	269,012
Amortization of stock-based compensation	—	—	—	—	—	306,046	—	306,046
Net loss	—	—	—	—	—	—	(1,111,815)	(1,111,815)

Balance at December 31, 2005	—	—	4,705,888	4,706	1,935,633	(574,087)	(4,071,775)	(2,705,523)
Beneficial conversion feature of Series A convertible promissory notes (unaudited)	—	—	—	—	200,093	—	—	200,093
Issuance of Series B preferred stock, net (unaudited)	235,307	235	—	—	545,305	—	—	545,540
Issuance of common stock warrants (unaudited)	—	—	—	—	1,764,228	—	—	1,764,228
Issuance of common stock options (unaudited)	—	—	—	—	419,085	(205,127)	—	213,958
Issuance of Founder’s common stock (unaudited)	—	—	—	—	29,408	—	—	29,408
Issuance of common stock for acquisition (unaudited)	—	—	58,824	59	1,499,941	—	—	1,500,000
Amortization of stock-based compensation (unaudited)	—	—	—	—	—	253,188	—	253,188
Exercise of warrants	—	—	309,599	309	12,848	—	—	13,157
Net loss for the six months ended June 30, 2006 (unaudited)	—	—	—	—	—	—	(4,805,267)	(4,805,267)

Balance at June 30, 2006 (unaudited)	235,307	$235	5,074,311	$5,074	$6,406,541	$(526,026)	$(8,877,042)	$(2,991,218)

The accompanying notes are an integral part of these consolidated financial statements.

INTERMETRO COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from July 22, 2003 (inception) through December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
				(Unaudited)
Cash flows from operating activities:
Net loss	$(232,370)	$(2,727,590)	$(1,111,815)	$(728,125)	$(4,805,267)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	—	163,820	578,897	237,560	383,445
Stock based compensation	—	237,349	476,615	237,476	1,445,864
Amortization of debt discount	—	57,583	59,034	44,883	251,748
Charge for beneficial conversion feature of Series A convertible promissory notes	—	192,382	—	—	200,093
Provision for bad debts	—	16,949	(16,949)	(16,949)	125,000
(Increase) decrease in assets:
Accounts receivable	—	(212,687)	(322,444)	(41,128)	(20,242)
Deposits	—	(61,418)	(165,572)	(106,548)	(151,892)
Other current assets	(26,836)	(90,005)	10,482	(11,633)	(1,286,470)
Other long-term assets	—	(28,893)	27,053	—	(2,791)
Increase (decrease) in liabilities:
Accounts payable, trade	142,570	123,492	806,515	322,270	1,027,831
Accrued expenses	—	1,157,378	864,348	765,795	1,023,653
Deferred revenues and customer deposits	—	89,284	136,581	90,427	136,437

Net cash from operating activities	(116,636)	(1,082,356)	1,342,745	794,028	(1,672,591)

Cash flows from investing activities:
Purchase of property and equipment	—	(418,762)	(790,612)	(496,956)	(50,058)
Increase in restricted cash	—	—	(30,000)	(30,000)	—

Net cash from investing activities	—	(418,762)	(820,612)	(526,956)	(50,058)

Cash flows from financing activities:
Cash acquired in acquisition of Advanced Tel, Inc.	—	—	—	—	458,761
Payment of amounts due related party	—	—	—	—	(83,600)
Proceeds from issuance of common stock	500	—	—	—	—
Net proceeds from issuance of Series A convertible promissory notes	1,075,000	916,824	—	—	564,695
Net proceeds from issuance of Series B preferred stock					985,550
Net proceeds from line of credit facility	—	—	30,000	30,000	—
Proceeds from exercise of warrants	—	—	—	—	13,157
Principal payments on capital lease obligations	—	(120,983)	(240,657)	(104,227)	(159,331)

Net cash from financing activities	1,075,500	795,841	(210,657)	(74,227)	1,779,232

Net increase (decrease) in cash	958,864	(705,277)	311,476	192,845	56,583
Cash at beginning of period/year	—	958,864	253,587	253,587	565,063

Cash at end of period/year	$958,864	$253,587	$565,063	$446,432	$621,646

The accompanying notes are an integral part of these consolidated financial statements.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

(1)	Nature of Operations and Summary of Significant Accounting Policies

Company Background—InterMetro Communications, Inc. (the “Company”) is a California corporation formed in July 2003 to engage in the business of providing voice over Internet Protocol (“VoIP”) communications services. The Company owns and operates state-of-the-art VoIP switching equipment and network facilities that are utilized by its retail customers, or end users, and its wholesale customers for consumer voice, video and data services and voice-enabled application services. The Company’s retail and carrier customers pay the Company for minutes of utilization or bandwidth utilization on its national voice and data network.

Basis of Presentation—The accompanying financial statements were prepared based on the assumption that the Company will continue as a going concern. The Company has incurred substantial losses since its inception, including net losses of $232,370 in the period from July 22, 2003 (inception) to December 31, 2003, $2,727,590 in the year ended 2004, $1,111,815 in the year ended 2005 and $8,877,042 for the six months ended June 30, 2006, and had an accumulated deficit of $4,071,775 and $6,757,679 as of December 31, 2005 and March 31, 2006. Included in the Company’s loss for the year ended December 31, 2005 and for the six months ended June 30, 2006 were non-cash charges of $1,097,597 and $2,401,372, respectively. Management believes that the Company has adequate cash flows from operating activities to sustain its current operations. However, the Company may need additional cash from outside financing sources to achieve its growth strategies. Management believes that the Company has the ability to obtain new financing, if and when necessary, during 2006 to ensure that the Company can continue its operations through at least December 31, 2006.

Principles of Consolidation—The unaudited interim consolidated financial statements at June 30, 2006 include the accounts of the Company and its wholly owned subsidiary, Advanced Tel, Inc. (“ATI”). Because the acquisition of ATI took place effectively at the end of the business day March 31, 2006, the results of operations of ATI for the nine months period ended March 31, 2006 has no impact to the interim consolidated statement of operations of the Company for the three months ended March 31, 2006. All intercompany balances and transactions have been eliminated in consolidation.

Unaudited Financial Information—The accompanying interim consolidated balance sheet at June 30, 2006, the consolidated statements of operations, and cash flows for the six months ended June 30, 2005 and 2006 and the consolidated statement of stockholders’ deficit for the three months ended June 30, 2006 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and included all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of Company’s statement of financial position at June 30, 2006, its result of operations and cash flows for the six months ended June 30, 2005 and 2006. The result of operations for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006.

Use of Estimates—In the normal course of preparing financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—VoIP services are recognized as revenue when services are provided, primarily based on usage. Revenues derived from sales of calling cards through retail distribution partners are deferred upon sale of the cards. These deferred revenues are recognized into revenue generally when call usage of the cards occur. The

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Company recognizes revenue in the period that services are delivered and when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed and determinable, no significant Company obligations remain and collection is reasonably assured. Deferred revenue consists of fees received or billed in advance of the delivery of the services or services performed in which collection is not reasonably assured. This revenue is recognized when the services are provided and no significant Company obligations remain. Management of the Company assesses the likelihood of collection based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. Generally, management of the Company does not request collateral from customers. If management of the Company determines that collection of revenues are not reasonably assured, amounts are deferred and recognized as revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

Accounts Receivable—Accounts receivable consist of trade receivables arising in the normal course of business. The Company does not charge interest on its trade receivables. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. The Company determines the allowance based upon historical write-off experience, payment history and by reviewing significant past due balances for individual collectibility. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowance may be required.

Network Costs—The Company’s network costs consist of telecommunication costs, leasing collocation facilities and certain build-outs therein, and depreciation of equipment related to the Company’s network infrastructure.

Advertising Costs—The Company expenses advertising costs as incurred. Advertising costs included in sales and marketing expenses were $59,975 for the year ended December 31, 2005 and $22,400 and $78,600 for the six months ended June 30, 2005 and 2006, respectively. The Company did not incur any advertising costs for the period from July 22, 2003 (inception) through December 31, 2003 and the year ended December 31, 2004.

Depreciation and Amortization—Depreciation and amortization of property and equipment is computed using the straight-line method based on the following estimated useful lives:

Telecommunications equipment	2-3 years
Telecommunications software	18 months to 2 years
Computer equipment	2 years
Office equipment and furniture	3 years
Leasehold improvements	Useful life or remaining lease term, which ever is shorter

Maintenance and repairs are charged to expense as incurred; significant betterments are capitalized.

Impairment of Long-Lived Assets—The Company assesses impairment of its other long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

When management of the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, an estimate is made of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not. To date, the Company has not had an impairment of long-lived assets.

Goodwill and Intangible Assets—The Company records goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortized, but instead be tested for impairment at least annually or whenever changes in circumstances indicate that the carrying value of the goodwill may not be recoverable. SFAS No. 142 also requires the Company to amortize intangible assets over their respective finite lives up to their estimated residual values.

Stock-Based Compensation—Effective January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payments”, which revises SFAS 123, “Accounting for Stock-Based Compensation” issued in 1995. Prior to the adoption of SFAS 123(R), the Company accounted for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions and related interpretations of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company adopted SFAS 123(R) applying the “modified prospective transition method” under which it continues to account for nonvested equity awards outstanding at the date of adoption of SFAS 123(R) in the same manner as they had been accounted for prior to adoption, that is, it would continue to apply APB 25 in future periods to equity awards outstanding at the date it adopted SFAS 123(R).

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Under the provisions of SFAS 123, the Company has elected to continue to recognize compensation cost for employees of the Company under the minimum value method of APB 25 and comply with the pro forma disclosure requirements under SFAS 123 for all options granted prior to January 1, 2006 . Stock-based employee compensation cost is reflected in net loss related to common stock options if options granted under the plan have an exercise price below the deemed fair market value of the underlying common stock on the date of grant. The following illustrates the effect on net loss if the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” had been applied to all outstanding and unvested awards granted prior to January 1, 2006:

	July 22, 2003 (inception) through December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005
Net loss, as reported	$(232,370)	$(2,727,590)	$(1,111,815)	$(728,125)
Stock-based employee compensation expenses, net of related tax effects, included in determination of net loss, as reported	—	5,277	57,225	5,276
Stock-based employee compensation expenses, net of related tax effects, that would have been included in the determination of net loss if the fair value based method had been applied to all awards	—	(13,381)	(69,331)	(9,542)

Pro forma net loss	$(232,370)	$(2,735,694)	$(1,123,921)	$(732,391)

Basic and diluted net loss per common share as reported	$(0.05)	$(0.58)	(0.24)	$(0.16)

Basic and diluted pro forma net loss per common share	$(0.05)	$(0.58)	$(0.24)	$(0.16)

The above pro forma was calculated with the following assumptions:

	Year Ended December 31,		Six Months Ended June 30,
	2004	2005	2005	2006
Risk-free interest rate	2.4%–4.3%	4.1%–4.3%	3.9%–4.2%	4.3%–4.9%
Expected lives (in years)	4–10	4–10	4–10	4–10
Dividend yield	0%	0%	0%	0%
Expected volatility	0%	0%	0%	0%

For pro forma disclosure purposes, the estimated stock-based employee compensation expenses is amortized on a straight-line basis over the options’ vesting periods. No option was granted during the period of July 23, 2003 (inception) through December 31, 2003.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Effective January 1, 2006, the Company estimated the fair value of each option award on the date of grant using the Black-Scholes option-pricing model using the assumptions noted in the following table. Expected volatility is based on the historical volatility of a peer group of publicly traded entities. The expected term of options granted is derived from the average midpoint between vesting and the contractual term, as described in the SEC’s Staff Accounting Bulletin No. 107, “Share-Based Payment.” The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions used to value options granted during the six months ended June 30, 2006 were as follows:

Six Months Ended June 30, 2006
(Unaudited)
Expected volatility	81%
Expected life in years	5.25 to 5.93
Risk free interest rate	4.3% to 4.9%
Dividend yield	0%
Forfeiture rate	0%

As a result of adopting SFAS 123R on January 1, 2006, the Company’s net loss for the six months ended June 30, 2006, was $155,369 higher (unaudited), than if the Company had continued to account for share-based compensation under APB 25. The impact to the Company’s basic and diluted net loss per share for the six months ended June 30, 2006 was $0.03 per share.

Prior to January 1, 2006, the Company accounted for equity instruments issued to non-employees in accordance with the provisions of SFAS 123, “Accounting for Stock-Based Compensation” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services.” Effective January 1, 2006, the Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS 123(R). All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more readily measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty’s performance is complete or the date on which it is probable that performance will occur.

The Company calculated the fair value of these grants as described in SFAS 123 using the following average assumptions:

	Year Ended December 31,		Six Months Ended June 30, 2006
	2004	2005
Risk-free interest rate	2.4%–3.3%	3.5%-4.3%	4.2%-4.9%
Expected lives (in years)	2.5 Years	2.5 Years	2.5 Years
Dividend yield	0%	0%	0%
Expected volatility	52%	44%	81%

Debt with Detachable Warrants and/or Beneficial Conversion Feature—The Company accounts for the issuance of detachable stock purchase warrants in accordance with APB No. 14, whereby it separately measures the fair value of the debt and the detachable warrants and allocates the proceeds from the debt on a pro-rata basis to each. The resulting discount from the fair value of the debt allocated to the warrant, which is accounted for as paid-in capital, is amortized over the estimated life of the debt. In accordance with the provisions of EITF Issue No. 98-5 “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and Issue No. 00-27 “Application of EITF Issue No. 98-5 ‘Accounting for Convertible

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios’ to Certain Convertible Instruments”, the Company allocates a portion of the proceeds received to any embedded beneficial conversion feature, based on the difference between the effective conversion price of the proceeds allocated to the convertible debt and the fair value of the underlying common stock on the date the debt is issued. In addition, for the detachable stock purchase warrants, the Company first allocates proceeds to the stock purchase warrants and the debt and then allocates the resulting debt proceeds between the beneficial conversion feature, which is accounted for as paid-in capital, and the initial carrying amount of the debt.

In accordance with EITF Issue No. 98-5, the Company recognized the value of the embedded beneficial conversion feature of $192,382 in the year ended December 31, 2004 and $200,093 in the six months ended June 30, 2006, as additional paid-in capital and was recorded as interest expense at the date of issue as the Series A convertible notes were immediately convertible.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, accounts receivable, accounts payable, accrued expenses, and short term debt. The Company maintains its cash with a major financial institution located in the United States. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per account. Periodically throughout the year the Company maintained balances in excess of federally insured limits. The Company encounters a certain amount of risk as a result of a concentration of revenue from a few significant customers and services provided from vendors. Credit is extended to customers based on an evaluation of their financial condition. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and records an allowance for potential bad debts based on available information. To date, such losses, if any, have been within management’s expectations.

The Company had two customers which accounted for 63% (42% and 21% individually) of net revenue for the year ended December 31, 2004 and the Company had three customers which accounted for 42% (21%, 11% and 10% individually) of net revenue for the year ended December 31, 2005. Three customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at December 31, 2004 (45%, 16% and 14% individually) for a total of 75% of the total accounts receivable at December 31, 2004). Four customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at December 31, 2005 (19%, 14%, 13%, and 11% individually) for a total of 57% of the total accounts receivable at December 31, 2005.

The Company had three customers which accounted for 45% (17%, 16% and 12% individually) of net revenue for the six months ended June 30, 2005, and the Company had two customers which accounted for 32% (18% and 14%, individually) of net revenue for the six months ended June 30, 2006. Four customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at June 30, 2005 (17%, 13%, 12% and 11% individually) for a total of 53% of the total accounts receivable at June 30, 2005. Two customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at June 30, 2006 (15%, and 12% individually) for a total of 27% of the total accounts receivable at June 30, 2006.

Financial Instruments—At December 31, 2005, the carrying value of the Company’s cash, restricted cash, accounts receivable, deposits, other current assets, trade accounts payable, accrued expenses, deferred revenue and customer deposits, borrowings under line of credit facility, current portion of long-term capital lease obligations and the current portion of Series A convertible promissory notes which approximate fair value because of the short period of time to maturity. The estimated fair value of financial instruments has been determined using available market information or other appropriate valuation methodologies. However,

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange. At December 31, 2005, the carrying value of the long term portion of the Company’s Series A convertible promissory notes and capital lease obligations approximate fair value as their contractual interest rates approximate market yields for similar debt instruments.

Restricted Cash—Restricted cash is comprised of cash which is restricted to secure certain line of credit obligations. The Company can repay the line of credit at any time with the balance of the restricted cash.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Segment and Geographic Information—The Company operates in one principal business segment primarily in the United States. All of the operating results and identified assets are located in the United States.

Basic and Diluted Net Loss per Common Share—Basic net loss per common share excludes dilution for potential common stock issuances and is computed by dividing net loss by the weighted-average number of common shares outstanding for the period. As the Company reported a net loss for all periods presented, the conversion of promissory notes and the exercise of stock options and warrants were not considered in the computation of diluted net loss per common share because their effect is anti-dilutive.

Recent Accounting Pronouncements—In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities (or assets, in some circumstances) and equity. SFAS 150 requires that an issuer classify a financial instrument that is within the scope of SFAS 150 as a liability (or an asset, in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the Company’s results of operations or financial position as of December 31, 2005. The Company is evaluating the impact of the issuances of its Preferred Stock in February 2006.

In December 2003, the FASB issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” (“FIN 46”). FIN 46 replaces the earlier version of this interpretation issued in January 2003. FIN 46 addresses the consolidation by business enterprises of variable interest entities as defined. Application of FIN 46 is required in financial statements of public entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application of FIN 46 to all other types of entities is permitted if the original interpretation was previously adopted. The Company adopted the original interpretation and FIN 46 as of December 31, 2003, which did not have a material effect on the Company’s financial statements.

On December 16, 2004, the FASB issued SFAS No. 123(R) (revised 2004), “Share Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes SFAS 123 and

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees and non-employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

The Company adopted SFAS 123(R) effective January 1, 2006 using the “modified prospective transition method” in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted and modified after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. Prior to January 1, 2006, the Company accounted for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options.

In March 2005, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 107 (“SAB 107”) which provides guidance regarding the application of SFAS 123(R). SAB 107 expresses views of the SEC regarding the interaction between SFAS No. 123(R), Share-Based Payment, and certain SEC rules and regulations and provides the SEC’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123(R), the modification of employee share options prior to adoption of SFAS No. 123(R) and disclosures in Management’s Discussion and Analysis (“MD&A”) subsequent to adoption of SFAS 123(R).

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB No. 20, Accounting Changes and SFAS 3, Reporting Accounting Changes in Interim Financial Statements. This Statement requires retrospective application of prior period financial statements of a change in accounting principle. It applies both to voluntary and to changes required by an accounting pronouncement if the pronouncement does not include specific transaction provisions. APB 20 previously required that most voluntary changes in accounting principles be recognized by recording the cumulative effect of a change in accounting principle. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company adopted the provisions of SFAS 154 on January 1, 2006 and such adoption did not have a material impact on the financial statements.

In September 2005, the EITF reached a consensus on Issue No. 05-8, “Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature.” The Task Force concluded that the issuance of convertible debt with a beneficial conversion feature results in a basis difference for the purposes of applying SFAS No. 109, “Accounting for Income Taxes,” the basis difference is a temporary difference, and the recognition of deferred taxes for the temporary difference of the convertible debt with a beneficial conversion feature should be recorded as an adjustment to additional paid-in capital. The consensus reached should be applied to financial statements beginning in the first interim or annual reporting period beginning after December 15, 2005. This issue should be applied by retrospective application pursuant to SFAS No. 154 to all instruments with a beneficial conversion feature accounted for under EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments.” Therefore, this Issue would also be applicable to debt instruments that were converted (or extinguished) in prior periods but are still presented in the financial statements. The Company

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

adopted the provisions of this Issue on January 1, 2006 and the adoption of this Issue did not have a material effect on the consolidated financial position, results of operations and cash flows.

In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which is an interpretation of FASB Statement No. 109. The interpretation provides guidance associated with the recognition and measurement of tax positions and related reporting and disclosure requirements. The Company is currently evaluating the impact, if any, the interpretation will have on its financial statements. The interpretation will be effective for the Company beginning the first quarter of its fiscal year 2007.

(2)	Acquisition and Intangible Assets

In March 2006, the Company acquired all of the outstanding stock of Advanced Tel, Inc. (“ATI”), a switchless reseller of wholesale long-distance services, for a combination of shares of the Company’s Common Stock and cash. The Company acquired ATI to increase its customer base, to add minutes and revenue to its network and to access new sales channels. The initial portion of the purchase price included 58,824 shares of the Company’s common stock, a payable of $250,000 to be paid over the six-month period following the closing and a two-year unsecured promissory note in an amount tied to ATI’s working capital of $150,000. These amounts are payable to the former selling shareholder of ATI who was appointed President of ATI at the acquisition date. The amount of common stock consideration paid to the selling shareholder of ATI is subject to adjustment (or the payment of additional cash in lieu thereof at the option of the Company) if the Company’s Common Stock does not become publicly-traded within two years of the closing date, and if the Company’s Common Stock is publicly traded and the trading price of the Company’s Common Stock does not reach a minimum price of $25.50 per share during the two years following the closing date. The value of this guarantee on the initial shares issued to the selling shareholder of ATI has been included in the Company’s determination of the purchase price of the ATI acquisition.

The selling shareholder of ATI may earn an additional 58,824 shares of the Company’s Common Stock and additional cash amounts during the two-year period following the closing upon meeting certain performance targets tied to revenue and profitability, which could make the total purchase price of this acquisition approximately $3.9 million. Any future earn-out will be added to goodwill.

The value of the Company’s stock given to the selling shareholder of ATI was determined based on standard business valuation approaches, including a discounted future cash flow approach and a capital markets approach. The discounted future cash flow approach uses estimates of revenues, driven by market growth rates, and estimated costs as well as appropriate discount rates. These estimates are consistent with the Company’s plans and estimates that management uses to manage the business. The capital markets approach to valuation was used by identifying publicly traded companies considered sufficiently comparable to the Company. In addition, the Company included the value implied by recent equity-related financings, the accretive value of its business from various milestones (key management hires, volume thresholds (minutes and revenues), inroads into the retail distribution channel, positive cash flow, etc.). There is inherent uncertainty in making these estimates; however, management believes the value ascribed to the Company’s Common Stock given to the selling shareholder of ATI is reasonable as of the transaction date.

The net tangible assets acquired and liabilities assumed in the acquisition were recorded at fair value. The Company determined the valuation of the identifiable intangible assets acquired in the transaction to be $182,620 using future revenue assumptions and a valuation analysis. Additionally, the Company recorded goodwill of $1,800,347 associated with the purchase of ATI.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

The consideration paid for ATI was comprised of:

Total amounts and notes payable to related party	$400,000
Common stock (initial 58,824 shares issued)	1,500,000
Direct acquisition related costs	40,000

Total consideration	$1,940,000

Any future earn-out payments will be added to goodwill.

The purchase price of ATI was allocated as follows:

Liabilities assumed in excess of net assets acquired	$(42,967)
Goodwill	1,800,347
Customer relationships	182,620

Total purchase price	$1,940,000

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Cash	$458,761
Accounts receivable	766,970
Other current assets	10,479

Total current assets acquired	1,236,210
Net fixed assets	41,576

Total assets acquired	1,277,786

Accounts payable	589,777
Accrued liabilities	730,976

Total current liabilities assumed	1,320,753

Liabilities assumed in excess of net assets acquired	$(42,967)

Proforma information (Unaudited)

The following unaudited condensed proforma information presents combined financial information as if the acquisition of ATI had been effective at the beginning of each year presented. The proforma information includes adjustments reflecting changes in the amortization of intangibles and the elimination of InterMetro’s revenues reported by ATI as if ATI had been included in the Company’s results of operations:

	Year Ended December 31, 2005	Six Months Ended June 30, 2006
Revenue	$18,431,962	$11,203,011
Operating loss	$(463,234)	$(4,121,948)
Net loss	$(1,117,139)	$(4,791,490)

Basic and diluted earnings per share	$(0.23)	$(0.61)
Number of shares outstanding	4,764,706	7,869,311

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

(3)	Other Current Assets

The following is a summary of the Company’s other current assets:

	December 31,		June 30, 2006
	2004	2005
Employee advances	$49,675	$47,469	$55,819
Prepaid expenses	40,330	32,054	116,517
Deferred initial public offering costs	—	—	1,204,136

Other current assets	$90,005	$79,523	$1,376,472

(4)	Property and Equipment

The following is a summary of the Company’s property and equipment:

	December 31,		June 30, 2006
	2004	2005
Telecommunications equipment	$802,276	$2,095,517	$2,860,494
Computer equipment	24,020	37,539	173,122
Telecommunications software	90,711	100,204	107,352
Leasehold improvements, office equipment and furniture	11,294	22,362	85,391

Total property and equipment	928,301	2,255,622	3,226,359
Less: accumulated depreciation and amortization	(163,820)	(742,718)	(1,229,141)

Property and equipment, net	$764,481	$1,512,904	$1,997,218

Depreciation expense included in network costs was $152,535 and $558,358 for the years ended December 31, 2004 and 2005, respectively. Depreciation expense included in network costs was $229,879 and $350,965 for the six months ended June 30, 2005 and 2006, respectively. There was no depreciation expense included in network costs for the period from July 22, 2003 (inception) through December 31, 2003. Depreciation and amortization expense included in general and administrative expenses were $11,285 and $20,539 for the years ended December 31, 2004 and 2005, respectively. Depreciation expense included in general and administrative expenses was $7,682 and $23,350 for the six months ended June 30, 2005 and 2006, respectively. There was no depreciation and amortization expense included in general and administrative expenses for the period from July 22, 2003 (inception) through December 31, 2003.

In May 2004, the Company entered in an agreement with a vendor to provide certain network equipment. Under the terms of this agreement, the Company can obtain certain telecommunications equipment with a total purchase price of approximately $5.2 million to expand its current operations. Repayment of these assets are based on the actual underlying traffic utilized by each piece of equipment, plus the issuance of a warrant to purchase shares of the Company’s common stock at an exercise price of the Company’s most recent financing price per share. For certain assets that can be purchased under this agreement, the Company has an option to issue a predetermined warrant grant of shares of the Company’s common stock at an exercise price of the Company’s most recent financing price per share as full payment.

At December 31, 2004 and 2005, the Company has purchased telecommunications equipment under this agreement totaling $457,323 and $981,899, respectively. No equipment was acquired under this agreement during the six months ended June 30, 2006.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

In May 2006, the Company entered into a strategic agreement with a VoIP equipment and support services provider. Under the terms of this agreement, the Company can obtain certain VoIP equipment to expand its current operations. Repayment of these assets is based on the actual underlying traffic utilized by each piece of equipment or fixed cash payments. At June 30, 2006, the Company has purchased VoIP equipment under this agreement totaling $691,332.

For the years ended December 31, 2004 and 2005, the Company has reported $21,484 and $137,380, respectively, of stock-based compensation, and has capitalized into property and equipment an additional $67,253 and $269,012, relating to issuance of warrants to purchase 48,833 and 118,253 shares, respectively, of the Company’s common stock at prices ranging from $0.85 to approximately $1.40 per share related to the purchase of equipment under this agreement.

The Company calculated the fair value of these grants as described in SFAS 123 using the following assumptions:

	Year Ended December 31,
	2004	2005
Risk-free interest rate	2.4%–3.3%	3.5%-4.3%
Expected lives (in years)	2.5 Years	2.5 Years
Dividend yield	0%	0%
Expected volatility	52%	44%

(5)	Accrued Expenses

The following is a summary of the Company’s accrued expenses:

	December 31,		June 30, 2006
	2004	2005
Amounts due under equipment agreements	$355,067	$805,729	$1,467,556
Commissions, network costs and other general accruals	227,096	262,324	1,239,822
Deferred payroll and other payroll related liabilities	504,966	500,997	531,626
Interest due on Series A convertible promissory notes	137,600	316,885	430,734
Funds held for payment to third parties	75,219	278,361	289,187

Accrued expenses	$1,299,948	$2,164,296	$3,958,925

(6)	Series A Convertible Promissory Notes

During November and December 2003, the Company issued $1,075,000 of Series A convertible promissory notes (the “First Round Notes”), which bear interest at 9% per annum, payable in arrears on the maturity date of the convertible promissory notes. During June and November 2004, the Company issued $916,824 of Series A convertible promissory notes (the “Second Round Notes”), which bear interest at 9% per annum, payable in arrears on the maturity date of the convertible promissory notes. The First Round Notes and Second Round Notes (collectively, the “Notes”) accrued interest may be payable in additional Series A Convertible Notes.

Under the Amended and Restated Loan and Security Agreement which governs the Notes, the First Round Notes mature in November 2006 and the Second Round Notes mature in June 2007. The entire principal amount of the Notes and accrued interest due, or any portion thereof, is convertible, at the option of the holder at any time or on the date on which the Company’s common stock becomes publicly traded into fully paid and non-assessable shares of the Company’s Series A Preferred Stock at a price of $0.85 and approximately $1.40 per share,

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

respectively, subject to certain anti-dilution protections. Additionally, the Notes automatically convert into Series A Preferred Stock at a price of $0.85 and approximately $1.40 per share, respectively, subject to certain anti-dilution protections, on the date on which the Company’s common stock becomes publicly traded. Each share of Series A Preferred Stock is convertible into one share of the Company’s common stock, and is required to convert into common stock upon certain events.

Under the terms of the Amended and Restated Loan and Security Agreement, if the Company’s common stock is not publicly traded by the applicable maturity date of a Note, the entire outstanding principal balance of the Note and all accrued and unpaid interest thereon will be due and payable in quarterly installments (each a “Quarterly Installment”) over the following twelve months and the holder of the Note will also receive the number of shares of common stock into which the Series A Preferred Stock would have been convertible assuming the conversion of the Quarterly Installment in accordance with the terms of the applicable Note and subsequent conversion of such Series A Preferred Stock into common stock. Notwithstanding the foregoing, if the Company’s common stock becomes publicly traded before the date a Quarterly Installment is due, the entire remaining outstanding principal balance of the Note and all accrued and unpaid interest thereon will automatically convert into common stock in accordance with the terms of the Note. While the Company has the right to repay all, but not less than all of the Series A Convertible Notes at any time, if the Company repays the Series A Convertible Notes prior to their conversion into shares of Series A Preferred Stock, each Series A Convertible Noteholder will receive one share of Series A-1 Preferred Stock for each share of Series A Preferred Stock into which the Series A Convertible Notes would have converted.

All shares of common stock acquired by the Noteholders through the conversion of Series A Convertible Notes or the exercise of warrants acquired with the Notes have piggyback registration rights.

In connection with the issuance of the Second Round Notes, Noteholders were issued warrants to purchase 411,926 shares of the Company’s common stock. The exercise price of the Financing Warrants is $0.85 per share and is subject to certain exercise price adjustments set forth in the Financing Warrants. The Financing Warrants expire on the later of (a) five years from the date of issuance or (b) five years from the date the shares of the Company’s common stock underlying the Financing Warrants are registered for resale under the Securities Act of 1933, as amended, but in no case later than ten years from the date of issuance of the Financing Warrants. The Company allocated the proceeds received between notes and warrants in accordance with EITF Issue No. 98-5 associated with the Second Round Notes, valued under the fair value method. The relative fair value associated with the detachable warrants totaled $123,132, and was recorded as an offset to the principal balance of the Second Round Notes and is being amortized into interest expense using the effective interest method. The total expense recorded by the Company for the years ended December 31, 2004 and 2005 was $57,583 and $59,034, respectively. The total expense recorded by the Company for the six months ended June 30, 2005 and 2006 was $44,882 and $4,387, respectively.

In January 2006, as part of a series of transactions that included amending and restating the Loan and Security Agreement which governs the Company’s Series A Notes, the Company sold approximately $575,000 of additional Series A Convertible Notes (the “New Notes”) through a private offering pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended (the “Act”) to the Company’s existing Series A Note holders. The New Notes are convertible into Series A Preferred Stock at $3.40 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of the Company’s common stock, and is required to convert into common stock upon certain events. The New Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. In conjunction with the New Notes, the Company also issued warrants to purchase one share of the Company’s common stock

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

for each $3.40 of New Notes funded. The exercise price of the warrants is approximately $2.13 per share and the warrants are exercisable at any time prior to five years from the grant date or, as the case may be, on the fifth anniversary of the date the Company’s common stock is registered for resale under the Act, but in no case later than ten years from the grant date. All shares of common stock acquired by the New Note holders through the conversion of the New Notes or the exercise of the warrants have piggyback registration rights. Investors in the New Notes also entered into a Voting Agreement with the Company and the Company’s majority existing shareholder who is currently entitled to vote a majority of the Company’s outstanding common stock (the “Existing Shareholder”) pursuant to which the investors, if and when applicable, will agree to vote all shares of common stock owned by them or their affiliates or as to which they are entitled to vote in order to elect the individuals identified by the Existing Shareholder to the Company’s Board of Directors.

The Company allocated the proceeds received between notes and warrants in accordance with EITF Issue No. 98-5 associated with these notes valued under the fair value method. The value associated with the detachable warrants totaled $374,907 and was recorded as an offset to the principal balance of the these notes and is being amortized into interest expense using the effective interest method. The total expense recorded by the Company for the six months ended June 30, 2006 was $242,155.

The Company calculated the fair value of these grants as described in SFAS 123 using the following assumptions:

	Year Ended December 31,		Six Months June 30,
	2004	2005	2005	2006
Risk-free interest rate	2.4%–3.3%	3.5%-4.3%	3.9%–4.2%	4.2%–4.6%
Expected lives (in years)	2.5 Years	2.5 Years	2.5 Years	2.5 Years
Dividend yield	0%	0%	0%	0%
Expected volatility	52%	44%	44%	84%

All notes are secured by principally all of the Company’s assets and intellectual property.

The following is a summary of the future maturities of Series A convertible preferred notes outstanding as of December 31, 2005:

Years ended December 31,
2006	$1,075,000
2007	916,824

Total	1,991,824
Less discount	(6,517)

1,985,307
Less current portion	(1,075,000)

Long term portion	$910,307

In connection with the issuance of the First Round Notes, a party related to certain of the Noteholders was appointed to act as an agent (“the Agent”) on behalf of these Noteholders to take various actions on behalf of these Noteholders as defined in the Amended and Restated Loan and Security Agreement. The Agent may be removed at any time with the approval of holders of sixty-six and two-thirds percent (66 2/3%) of the outstanding principal of the convertible notes. In addition, the Company has entered into an Amended and Restated Advisory Agreement pursuant to which an affiliate of the Agent will receive warrants to purchase up to 309,599 shares of

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

the Company’s common stock at an exercise price of approximately $0.04 upon satisfaction of certain conditions. During the year ended December 31, 2004 and 2005, warrants to purchase 206,401 shares of the Company’s common stock were earned, with a resulting charge, under the minimum value method, of $102,302. These options were subject to certain performance criteria by the Agent. The Company recorded this expense during the year ended December 31, 2004.

The Company calculated the fair value of these grants as described in SFAS 123 using the following assumptions:

	Year Ended December 31,		Six Months Ended March 31, 2006
	2004	2005
Risk-free interest rate	2.4%–3.3%	3.5%-4.3%	4.3%
Expected lives (in years)	2.5 Years	2.5 Years	5 Years
Dividend yield	0%	0%	0%
Expected volatility	52%	44%	97%

During the six months ended June 30, 2006, the remaining warrants to purchase 103,200 shares of the Company’s common stock were earned, with a resulting charge under the fair value method, of $522,947, recorded in the six months ended June 30, 2006. The terms of this warrant grant was modified such that the Company has the right to redeem this warrant until November 30, 2006, all shares issued under this warrant for the purchase price of $8.50 per share, provided, however, that the Company will not have the right to exercise the this right if the Company’s common stock becomes publicly traded, during the period through November 30, 2006. The modification of this warrant constituted a new measurement date which the Company accounted for under SFAS 123(R). In May 2006, all the warrants granted under the amended and restated advisory agreement were exercised.

Certain members of management and the Board of Directors own approximately $172,000 of the Company’s Series A convertible promissory notes.

(7)	Preferred Stock

As of December 31, 2005, the total number of authorized shares of the Company’s preferred stock ($0.001 par value) is 10,000,000. The Company has designated 2,000,000 shares of Series A, 2,000,000 shares of Series A-1 and 500,000 shares of Series B Preferred Stock. There are 5,500,000 undesignated shares at December 31, 2005. No shares of preferred stock have been issued as of December 31, 2004 and 2005.

In February 2006, the Company concluded a private placement of 235,307 shares of Series B Preferred Stock and warrants for the purchase of 235,307 shares of common stock for a total gross proceeds of $1 million. Each warrant entitles the holder to purchase one share of the Company’s common stock for a price of approximately $2.13 per share, at any time, for a period of two years after the termination date of the offering. Each share of Series B Preferred Stock is convertible into one share of common stock, $.001 par value, at any time. The Company allocated the proceeds received between notes and warrants in accordance with EITF Issue No. 98-5 valued under the fair value method. The value associated with the detachable warrants totaled $440,010, and was recorded as an offset to the proceeds received of the Preferred Stock. The Company incurred $14,450 of issuance cost associated with the issuance of this Preferred Stock.

A member of management owns approximately 14% of the Company’s Series B Preferred Stock.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

The significant provisions of the Company’s preferred stock are as follows:

Voting—Except as discussed below or required by law, the Series A and Series A-1 Preferred Stock shall be voted together with the shares of the Company’s common stock and not as a separate class. In connection with any vote or written consent of the Series A and Series A-1 Preferred Stock, each holder of shares of Series A Preferred Stock is entitled to the number of votes equal to the number of shares of the Company’s common stock into which the holder’s aggregate number of Series A and Series A-1 Preferred Stock are convertible.

For so long as at least 1,294,117 shares of Series A Preferred Stock (as adjusted for any stock split, reverse stock split or similar events affecting the Series A Preferred Stock) remain outstanding, in addition to any other vote or consent required or by law, the vote or written consent of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Series A Preferred Stock is necessary for effecting or validating certain actions, including amendment, alteration or repeal of any provision of the Company’s Articles of Incorporation or By-Laws, increase or decrease in the authorized number of shares of the Series A Preferred Stock, any authorization or any designation of any new class or series of stock or any other securities convertible into equity securities of the Company, and other matters.

Dividends—The holders of Series A Preferred Stock shall be entitled to receive, when and as declared by our Board of Directors, cash dividends at the rate of ten percent (10%) per annum of the Original Issue Price (defined as $.85 per share, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), on each outstanding share of Series A Preferred Stock. Such dividends shall be due and payable in arrears on the date that the Series A Preferred Stock is converted or redeemed and are cumulative.

Subject to the preferential rights of any other class or series of stock, all dividends declared shall be distributed among all holders of Series A-1 Preferred Stock and our common stock holders in proportion to the number of shares of our common stock which would be held by each such holder if all shares of the Series A-1 Preferred Stock were converted into our common stock at the then effective Series A-1 Conversion Price (initially $.85 per share, as adjusted any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares).

So long as any shares of Series A Preferred Stock are outstanding, unless approved by the holders of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding shares of Series A Preferred Stock, no dividend, whether in cash or property (other than our common stock), shall be paid or declared, nor shall any shares junior, as defined, to the Series A Preferred Stock, be purchased, redeemed or otherwise acquired for value.

Conversion—Each share of Series A and Series A-1 Preferred Stock shall automatically be converted into shares of the Company’s common stock, based on the then-effective Series A Conversion Price of $1.06 per share, as adjusted for stock splits, combinations, stock dividends and distributions), immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of the Company’s common stock for the account of the Company in which (i) the price per share is at least equal to the greater of $2.13 or 125% of the Series A Conversion Price and (ii) the net cash proceeds to the Company (after underwriting discounts, commissions and fees) are at least Ten Million Dollars ($10,000,000).

Shares of the Series A and Series A-1 Preferred Stock and the accrued and unpaid dividends thereon (if elected to be converted as opposed to receiving cash), may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of the Company’s common stock. The number of shares of the Company’s common stock to which a holder of Series A and Series A-1 Preferred Stock shall be entitled upon conversion of

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

shares of the Series A and Series A-1 Preferred Stock shall be the product obtained by multiplying the Conversion Rate by the number of shares of the Series A and Series A-1 Preferred Stock being converted. The Conversion Rate for the Series A Preferred Stock is the quotient obtained by dividing $1.06 by the then effective by the Series A Conversion Price. The Conversion Rate for the Series A-1 Preferred Stock is the quotient obtained by dividing $1.06 by the Series A-1 Conversion Price, as adjusted for stock splits, combinations, stock dividends and distributions.

The number of shares of our common stock to which a holder of Series A and Series A-1 Preferred Stock shall be entitled upon conversion of accrued and unpaid dividends shall be the quotient obtained by dividing the amount of dividends being converted by the Series A Conversion Price and Series A-1 Conversion Price, respectively.

Redemption—The Company must redeem all of the outstanding Series A Preferred Stock on the fifth anniversary of the original issue date by paying in cash the Series A Liquidation Value in full. The Company may not at any time redeem less than all the outstanding Series A Preferred Stock by paying in cash the Series A Liquidation Value in full and by issuing one share of Series A-1 Preferred Stock for each share of Series A Preferred Stock redeemed.

Liquidation Preference—Upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment is made to the holders of any junior shares, as defined, the holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company an amount per share of Series A Preferred Stock equal to the Original Issue Price as defined (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus all accrued and unpaid dividends on the Series A Preferred Stock for each share of Series A Preferred Stock held by them (the “Series A Liquidation Value”). The Series A-1 Preferred Stock holders are entitled to be paid out of the assets of the Company an amount per share of Series A-1 Preferred Stock equal to approximately $0.04 per share (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to such shares), plus all accrued and unpaid dividends on the Series A-1 Preferred Stock for each share of Series A-1 Preferred Stock held by them (the “Series A-1 Liquidation Value”).

If, upon liquidation, dissolution or winding up, the assets of the Company are insufficient to make payment in full to all holders of Series A Preferred Stock of the Series A Liquidation Value, then such assets shall be distributed among the holders of the Series A Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

If, upon liquidation, dissolution or winding up, the assets of the Company are insufficient to make payment in full to all holders of Series A-1 Preferred Stock of the Series A-1 Liquidation Value, then such assets shall be distributed among the holders of the Series A-1 Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Anti-dilution—If, after January 12, 2006, the Company sells or issues, or has deemed to have sold or issued, additional shares of our common stock, except for securities excluded from the definition of Additional Shares of common stock in the Certificate of Determination, other than as a dividend or other distribution in any class of stock as provided for by the Company’s certificate of determination, for an effective price, as defined, less than the then effective Series A Conversion Price or the Series A-1 Conversion Price, the then existing Series A Conversion Price or the Series A-1 Conversion Price shall be reduced to a price equal to the Effective Price of such Additional Shares of common stock (defined as the quotient determined by dividing the total number of additional shares of common stock issued or sold, or deemed issued or sold, in to the aggregate consideration received by the Company for such additional shares of common stock).

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

(8)	Common Stock

As of June 30, 2006, the total number of authorized shares of the Company’s common stock ($0.001 par value) is 50,000,000 of which 5,074,311 have been issued. The Company’s majority common stockholder has set aside approximately 1.9 million shares in the event certain officers, employees and individuals exercise their option to purchase such shares from the stockholder (the “Founder Options”). These options vested only upon the Company’s engagement of an underwriter for the public offering of its common stock in January 2006. The Company has determined that the granting of these options is a deemed capital contribution from the majority stockholder to the Company. In addition, the Company valued these options using the minimum value method at the date of grant which totaled approximately $30,000 which was deferred until the date the contingency of the vesting had lapsed.

Holders of common stock are entitled to receive any dividends ratably, if declared by the board of directors out of assets legally available for the payment of dividends, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock are entitled to cast one vote for each share held at all stockholder meetings for all purposes, including the election of directors. The holders of more than 50% of the common stock issued and outstanding and entitled to vote, present in person or by proxy, constitute a quorum at all meetings of stockholders. The vote of the holders of a majority of common stock present at such a meeting will decide any question brought before such meeting. Upon liquidation or dissolution, the holder of each outstanding share of common stock will be entitled to share equally in our assets legally available for distribution to such stockholder after payment of all liabilities and after distributions to preferred stockholders legally entitled to such distributions. Holders of common stock do not have any preemptive, subscription or redemption rights. All outstanding Shares of common stock are fully paid and nonassessable. The holders of the common stock do not have any registration rights with respect to the stock.

In April 2005, the Company’s board of directors approved a 2:1 split of if the Company’s common stock. The share information in the accompanying financial statements have been retroactively restated to reflect the effect of the stock split. Subsequent to December 31, 2005, the Company affected 1-for-8.5 split of the Company’s common stock (see Note 14).

(9)	Stock Options and Warrants

Effective January 1, 2004, the Company’s Board of Directors adopted the 2004 Stock Option Plan for Directors, Officers, and Employees of and Consultants to InterMetro Communications, Inc. (the “2004 Plan”) under which a total of 1,023,529 shares of common stock have been reserved for issuance at December 31, 2005 and a total of 1,094,117 Shares of common stock have been reserved for issuance at June 30, 2006. The number of shares of common stock reserved under the 2004 Plan is subject to adjustment, such that the number will be equal to 15% of the Company’s outstanding common stock, assuming full conversion of all outstanding Preferred Stock and the Notes.

If an option expires or is terminated or canceled without having been exercised or settled in full, the shares subject to the expired, terminated or canceled option will be returned to the pool of shares available for future grant or sale under the 2004 Plan, unless the 2004 Plan has terminated.

The number of shares of the Company’s common stock subject to outstanding options under the 2004 Plan, as well as the exercise price of outstanding options, may be appropriately adjusted for any stock split, reverse stock split, stock dividend, combination or reclassification of the Company’s common stock, merger, reorganization, recapitalization, spin-off, change in our capital structure, or certain other transactions. The 2004 Plan terminates on January 1, 2014, unless sooner terminated by the Company’s Board of Directors.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Options granted under the 2004 Plan may be either “incentive stock options” as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options and become exercisable in accordance with terms approved at the time of grant. Options may be granted to any employee of, or consultant to, the Company, or any parent, subsidiary or successor of the Company, including employees who are also officers or directors, selected by the Board of Directors in its discretion. The 2004 Plan is currently administered by the Company’s Board of Directors which has the authority to determine optionees, the number of shares covered by each option, the type of option (i.e., incentive or nonstatutory), the applicable vesting schedule, the exercise price, the method of payment and certain other option terms.

The exercise price of an option granted under the 2004 Plan may not be less than 85%, in the case of a nonstatutory stock option, or 100%, in the case of an incentive stock option, of the fair market value of the common stock subject to the option on the date of the option grant. To the extent that the aggregate fair market value of the stock subject to incentive stock options that become exercisable for the first time during any one calendar year exceeds $100,000 (as determined at the grant date) plus fifty percent (50%) of any unused limit carryover from prior years, the options in excess of such limit shall be treated as nonstatutory stock options. Options may be granted under the 2004 Plan for terms of up to ten years and will typically be exercisable in installments in accordance with a vesting schedule approved by the Board of Directors at the time an option is granted. Options are not transferable other than upon death or between spouses incident to divorce. Options may be exercised at various periods up to 12 months after the death or disability of the optionee or up to three months after the termination of employment of the optionee, to the extent the option was then exercisable.

During the six months ended June 30, 2006, the Company granted options under the Plan to purchase up to 26,470 shares of the Company’s common stock at exercise prices of approximately $2.13 (20,588 shares) and $5.10 (5,882 shares) to non-employees. The resulting charge, using the fair value method in the six months ended June 30, 2006 was $151,348.

During the six months ended June 30, 2006, the Company granted options to employees under the Plan to purchase up to 147,059 shares of the Company’s common stock at exercise prices of $2.13 (114,118 shares), $4.25 (17,647 shares) and $5.10 (15,294 shares). The resulting charge for the six months ended June 30, 2006 using the fair value method was $126,965.

As of June 30, 2006, the Company has granted at total of 1,091,176 stock options to the officers, directors, and employees, and consultants of the Company, 923,529 of which vest as follows: 20% on the date of grant and 1/16 of the balance each quarter thereafter until the remaining stock options have vested and 167,647 of which vest as follows: 50% on the date of grant and 50% at one year after the date of grant. These stock options are exercisable for a period of ten years from the date of grant and are exercisable at exercise prices ranging from approximately $0.21 to $5.10 per share.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

The following presents a summary of activity under the Company’s 2004 Plan for the period for the years ended December 31, 2004 and 2005 and for the six months ended June 30, 2006:

	Number of Shares	Price per Share	Weighted Average Exercise Price
Options outstanding at January 1, 2004	—	$—	$—
Granted	800,000	0.21	0.21
Exercised	—	—	—
Forfeited/expired	—	—	—

Options outstanding at December 31, 2004	800,000	—	0.21
Granted	117,647	1.15 to 1.40	1.29
Exercised	—	—	—
Forfeited/expired	—	—	—

Options outstanding at December 31, 2005	917,647		0.35
Granted	173,529	2.13 to 5.10	2.70
Exercised	—	—	—
Forfeited/expired	—	—	—

Options outstanding at June 30, 2006	1,091,176		$0.72

Additional information with respect to the outstanding options at December 31, 2005 and June 30, 2006 is as follows:

At December 31, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.21	664,706	8.00	$0.21	398,824	$0.21
0.21	29,412	8.25	0.21	25,232	0.21
0.21	82,353	8.50	0.21	69,412	0.21
0.21	23,529	9.00	0.21	23,530	0.21
1.15	52,941	9.75	1.15	13,235	1.15
1.40	64,706	9.75	1.40	16,176	1.40

	917,647			546,409

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

At June 30, 2006:

	Options Outstanding			Options Exercisable
Exercise Prices	Number of Shares	Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.21	664,706	7.50	$0.21	465,294	$.21
0.21	29,412	7.75	0.21	27,353.21
0.21	82,353	8.00	0.21	74,118.21
0.21	23,529	8.50	0.21	23,529.21
1.15	52,941	9.25	1.15	21,176	1.15
1.40	64,706	9.25	1.40	22,647	1.40
2.13	134,706	9.50	2.13	49,235	2.13
4.25	17,642	9.50	4.25	4,412	4.25
5.10	21,181	9.75	5.10	9,707	5.10

	1,091,176			697,471

During the years ended December 31, 2004 and 2005 and the six months ended June 30, 2006, the Company granted stock options with exercise prices as follows:

Grants Made During Quarter Ended	Number of Options Granted (000’s)	Weighted-Average Exercise Price Per Share	Weighted Average Intrinsic Value Per Share	Weighted Average Fair Value Per Share
March 31, 2004	694	$0.21	$—	$0.21
June 30, 2004	—	—	—	—
September 30, 2004	106	0.21	0.90	1.11
December 31, 2004	—	—	—	—
March 31, 2005	—	—	—	—
June 30, 2005	—	—	—	—
September 30, 2005	53	1.15	3.10	4.25
December 31, 2005	65	1.40	3.28	4.68
March 31, 2006	152	2.39	2.71	5.10
June 30, 2006	21	5.10	3.90	9.00

For option grants prior to January 1, 2006, the intrinsic value per share is being recognized over the applicable vesting period which equals the service period. For option grants during the six months ended June 30, 2006 the compensation cost was determined based on the fair value of the options, and is being recognized over the applicable vesting period which equals the service period.

At December 31, 2005, 223,529 of the Company’s outstanding options were granted with exercise prices at below fair value. Compensation expense recognized in the consolidated statements of operations in connection with these options was $5,277, $57,225 and $101,880 during the years ended December 31, 2004 and 2005, and the six months ended June 30, 2006, respectively. There was no compensation expense recognized for the period July 22, 2003 (inception) through December 31, 2003.

In February 2004, the Company entered into an agreement with a related party pursuant to which the related party will receive warrants to purchase up to 235,294 shares of the Company’s common stock at an exercise price of $.04 upon satisfaction of certain conditions. These warrants have an exercise period of five years from the date of grant with an exercise price of $0.04 per share. During the year ended December 31, 2004, warrants to purchase 78,432 shares of the Company’s common stock were earned. The resulting charge, using the fair value

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

method, was $13,802. During the six months ended June 30, 2006, warrants to purchase an additional 78,432 shares of the Company’s common stock were earned, with the resulting charge, using the fair value method, of $396,956 recorded.

(10)	Commitments and Contingencies

In February 2004, the Company entered into a non-cancelable lease agreement to purchase network equipment, software and other equipment up to $465,000. As part of securing this lease facility, the Company issued a warrant to purchase 27,353 shares of the Company’s common stock at an exercise price of $0.85 per share. In August 2005, the Company entered into a similar non-cancelable lease agreement to purchase network equipment, software and other equipment up to an additional $300,000. As part of securing this lease facility, the Company issued a warrant to purchase 10,696 shares of the Company’s common stock at an exercise price of approximately $1.40 per share. The resulting combined charge for warrants issued in connection with these lease arrangements in the year ended December 31, 2005, using the minimum value method, was $33,196. The future minimum lease payments are discounted using interest rates of 18% to 28% over 18 to 30 months. Management believes that assets acquired under this lease facility meet the criteria to be accounted for as capital leases under SFAS 13, “Accounting for Leases.”

In May 2006, the Company entered into a non-cancelable lease agreement to purchase network equipment, software and other equipment up to $300,000. As part of securing this lease facility, the Company issued a warrant to purchase 4,118 shares of the Company’s common stock at an exercise price of $5.10 per share. The resulting charge, using the fair value method, was $29,408.

The Company calculated the fair value of these grants as described in SFAS 123 using the following assumptions:

	Year Ended December 31,		Six Months Ended June 30, 2006
	2004	2005
Risk-free interest rate	2.4%–3.3%	3.5%-4.3%		4.9%
Expected lives (in years)	2.5 Years	2.5 Years	2.5 Years
Dividend yield	0%	0%	0%
Expected volatility	52%	44%		91%

The Company leases certain equipment under capital lease arrangements expiring on various dates through 2008. Included in property and equipment, net are the following assets held under capital lease:

	December 31,
	2004	2005
Telecommunications equipment	$327,659	$585,558
Telecommunications software	89,011	89,011
Computer equipment	17,780	27,567
Leasehold improvements, office equipment and furniture	7,836	7,836

Total property and equipment under capital lease	442,286	709,972
Less: accumulated depreciation	(128,727)	(342,885)

	$313,559	$367,087

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

Future minimum lease payments under non-cancelable capital leases for the years following December 31, 2005 are:

2006	$249,067
2007	129,937
2008	55,750

Total minimum obligations	434,754
Less amounts representing interest	(86,419)

Present value of minimum obligations	348,335
Less current portion	(197,368)

Total	$150,967

The Company leases it facilities under a non-cancelable operating lease expiring in January 2006. In March 2006, the Company renewed its facilities lease for a period of three years at an annual expense of approximately $230,000. As part of the lease renewal, the Company has increased the size of the facilities leased and certain improvements to the facilities will be made by the building owner. The Company has an option to exercise a right of first refusal if there is a valid third party offer presented by the Lessor, subject to certain terms and conditions, during the term of the lease. Rent expense for the Company’s facilities for the years ended December 31, 2004 and 2005 was $110,000 and $146,424, respectively. Rent expense was $72,011 and $95,006 for the six months ended June 30, 2005 and 2006, respectively.

In addition, the Company has entered into agreements with its network partners and other vendors for various services which are, in general, for periods of twelve months and provide for month to month renewal periods.

In February 2005, the Company executed an agreement with a bank for a $30,000 revolving credit facility to be used for general working capital. This facility has been renewed through January 2007. Interest on the outstanding balances accrued at an annual rate of 2.5% above the bank’s prime rate. At December 31, 2005, the bank’s prime rate was 7.25%. The Company is required to maintain, on an account with an equal amount on deposit with the bank (in which the bank has a security interest therein) as collateral for this loan. The Company is required to pay the bank on a monthly basis fee on the unused portion of this line at an annual rate of 0.625%.

It is not unusual in the Company’s industry to occasionally have disagreements with vendors relating to the amounts billed for services provided between the recipient of those services and the vendor. We currently have disputes with vendors that we believe did not bill certain charges correctly. While the Company has paid the undisputed amounts billed for these non-recurring charges based on rate information provided by these vendors, as of June 30, 2006, there are approximately $900,000 of unresolved charges in dispute. The Company is in discussion with these vendors regarding these charges and it may take additional action as deemed necessary against these vendors in the future as part of the dispute resolution process. Management does not believe that any settlement would have a material adverse effect on the Company’s financial position or results of operations. To the extent that the Company is not able to resolve these disputes, management reviews available information and determines the need for recording an estimate of the potential exposure when the amount is reasonable and estimable based on SFAS 5 , “Accounting for Contingencies.”

There are many unresolved proceedings at the Federal Communications Commission (“FCC”) intended to address whether various types of VoIP services are properly classified as telecommunications services and/or information services. Federal legislation may also impact this determination. If the Company’s services are determined to be telecommunications services, the Company may be subject to additional regulation, including but not limited to the

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

application of additional charges, surcharges, taxes and fees that would adversely impact its business. If it is determined that the Company provides telecommunications services, the Company could also be required to comply with state regulation and the related filing requirements that could adversely impact its business.

Some local exchange carriers have asserted that past and current services are subject to intrastate and/or interstate access charges. Several proceedings at the FCC within the Company’s industry were initiated to address issues relevant to these claims. In April 2004, the FCC ruled that AT&T’s phone-to-phone IP telephone service is not exempt from access charges as an unregulated “information” service, finding that AT&T’s specific network architecture met the definition of a regulated “telecommunications” service. If it is determined that the Company’s services were subject to access charges, the Company may be subject to pay such charges. The Company also may find it uneconomical to prospectively offer some services if the Company is prospectively required to pay access charges. Some local exchange carriers invoice for these charges, others have not submitted such invoices. The Company has disputed these charges, however, regulatory actions or commercial agreements may cause the Company to pay these charges, which could have an adverse impact on our business.

In June 2005, one of our network vendors indicated that they believe that they may be liable for a portion or all of certain types of access charges and that they may potentially pass those third party charges through to the Company because they believe that they have incurred these charges due to the Company’s use of their services. The Company provided this vendor with a good-faith cash deposit of $100,000 in June 2005 and they agreed to continue to provide services pending resolution of the third party charge issue. This vendor has not invoiced the Company for any of these third party charges and the Company does not know the total amount of potential invoices it may receive regarding this issue at this time. While management of the Company does not believe that any third party charges are owed to this vendor, management of the Company is currently working to settle this issue and the Company may be required to make additional cash payments, which payments could be significant. In October 2005, this vendor confirmed that actions taken by the Company to eliminate the potential for additional third party charges was successful and has eliminated these potential charges on a go-forward basis. An additional provider of similar services used for the origination of VoIP traffic has notified their customers that they do not have their approval to send certain types of VoIP traffic over their facilities. If the Company is unable to continue to use this vendor’s facilities, the Company would need to use different vendors to service a portion of its customer base and the cost structure to service its existing customer base would be adversely impacted and may negatively affect its ability to earn a profit. The Company is not currently able to estimate the impact, if any, these potential changes may have on its results of operations or financial position.

The Company is subject to employment agreements with certain members of management.

Under the organizational documents, the Company’s directors and management are indemnified against certain liabilities arising out of the performance of their duties to the Company. The Company also has an insurance policy for its directors and officers to insure them against liabilities arising from the performance of their duties required by their positions with the Company. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

(11)	Income Taxes

At December 31, 2005, the Company had net operating loss carryforwards to offset future taxable income, if any, of approximately $2.2 million for Federal and State taxes. The Federal net operating loss carryforwards begin to expire in 2021. The State net operating loss carryforwards begin to expire in 2008.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

The following is a summary of the Company’s deferred tax assets and liabilities:

	December 31,		June 30, 2006
	2004	2005
Current assets and liabilities:
Deferred revenue	$10,854	$28,318	$38,613
Allowance for doubtful accounts	—	—	50,000
Accrued expenses	198,001	146,463	70,234

	208,855	174,781	158,847
Valuation allowance	(208,855)	(174,781)	(158,847)

Net current deferred tax asset	$—	$—	$—

Non-current assets and liabilities:
Depreciation and amortization	$10,370	$34,734	$20,006
Net operating loss carryforward	871,812	235,211	1,743,254

	882,182	269,945	1,763,260
Valuation allowance	(882,182)	(269,945)	(1,763,260)

Net non-current deferred tax asset	$—	$—	$—

The reconciliation between the statutory income tax rate and the effective rate is as follows:

	For the period from July 22, 2003 (inception) through December 31, 2003	For the Year Ended December 31,		For the Six Months Ended June 30,
		2004	2005	2005	2006
Federal statutory tax rate	(34)%	(34)%	(34)%	(34)%	(34)%
State and local taxes	(6)	(6)	(6)	(6)	(6)
Valuation reserve for income taxes	40	40	40	40	40

Effective tax rate	—%	—%	—%	—%	—%

Management has concluded that it is more likely than not that the Company will not have sufficient taxable income of an appropriate character within the carryforward period permitted by current law to allow for the utilization of certain of the deductible amounts generating the deferred tax assets; therefore, a full valuation allowance has been established to reduce the net deferred tax assets to zero at December 31, 2004 and 2005.

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

(12)	Cash Flow Disclosures

The table following presents a summary of the Company’s supplemental cash flow information:

	Period from July 22, 2003 (inception) through December 31, 2003	Year Ended December 31,		Six Months Ended June 30,
		2004	2005	2005	2006
Cash paid:
Interest	$—	$91,113	$452,788	113,680	$96,493

Income taxes	$800	$800	$800	$—	$—

Non-cash information:
Common stock issued in connection with acquisition of Advanced Tel, Inc.	$—	$—	$—	$—	$1,500,000

Net liabilities assumed in excess of net assets acquired in connection with acquisition of Advanced Tel, Inc.	$—	$—	$—	$—	$42,967

Equipment obtained under capital leases	$—	$442,286	$267,686	$7,899	$75,661

Equipment obtained by issuing common stock warrants	$—	$67,253	$269,012	$66,305	$—

Equipment obtained under strategic agreement	$—	$—	$—	$—	691,332

Total amounts and notes payable to former shareholder of ATI	$—	$—	$—	$—	$400,000

Transaction costs accrued on acquisition of ATI	$—	$—	$—	$—	$40,000

Debt issuance costs	$—	$123,132	$—	$—	$374,906

(13)	Quarterly Financial Information (Unaudited)

The following table sets forth the unaudited quarterly financial information for 2004, 2005 and 2006:

	For the Quarter Ended				Total
	March 31,	June 30,	September 30,	December 31,
Year Ended 2004
Revenue	$5,132	$281,484	$556,779	$1,037,256	$1,880,651
Net loss	(578,523)	(792,834)	(615,244)	(740,989)	(2,727,590)

Year Ended 2005
Revenue	$1,357,055	$2,348,357	$3,192,712	$3,682,475	$10,580,599
Net loss	(623,721)	(104,404)	(139,351)	(244,339)	(1,111,815)

Year Ended 2006
Revenue	$3,181,828	$5,947,970
Net loss	(2,685,904)	(2,119,363)

INTERMETRO COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 is unaudited)

(14)	Subsequent Event

The Company formed InterMetro Communications, Inc., a Delaware corporation (“InterMetro Delaware”), effective May 10, 2006. The Company merged with and into InterMetro Delaware on July 21, 2006, with InterMetro Delaware being the surviving corporation. As part of this merger, one share of the Company’s common stock converted into shares of InterMetro Delaware’s common stock on a 1-for-8.5 reverse stock split conversion ratio, and the Company’s Preferred Series A and A-1 Stock converted on a 1-for-4.25 basis and a 1 for 8.5 split of the Company’s Series B Preferred Stock, as a result of the share exchange in the reincorporation merger. The Delaware corporation’s Certificate of Incorporation provides for 50,000,000 shares of authorized common stock, par value $.001 and 10,000,000 shares of authorized preferred stock, par value $.001. The rights, preferences and privileges of each series of preferred stock will be designated by the Company’s board of directors at a future date, which may include dividend and liquidation preferences and redemption and voting rights.

(15)	Subsequent Event—Unaudited

In August 2006, the Company agreed to enter into unsecured credit facilities of up to an aggregate of $750,000, with certain of our directors and officers, for general working capital. The facilities have one-year maturities and accrue interest on outstanding principal at 10% per annum compounded monthly. Principal and accrued interest are payable on August 31, 2007. We are also required to pay an origination fee of 7.25% of the maximum principal amount outstanding (during the term) on August 31, 2007 (or at the time of prepayment) and lender legal fees and other expenses of $9,500, or less, for each credit facility. Prepayment of the credit facilities requires payment of interest that would have accrued through maturity, discounted by 15%, in addition to principal and accrued interest. The Company intends to draw on the credit facilities in the quarter ending September 30, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

ADVANCED TEL, INC.

We have audited the accompanying balance sheets of Advanced Tel, Inc. as of June 30, 2004 and 2005 and March 31, 2006 and the related statements of operations, shareholder’s deficit and cash flows for the years ended June 30, 2004 and 2005 and the nine months ended March 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Tel, Inc. as of June 30, 2004 and 2005 and March 31, 2006, and the results of its operations and its cash flows for the years ended June 30, 2004 and 2005 and the nine months ended March 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

August 25, 2006

ADVANCED TEL, INC.

BALANCE SHEETS

	June 30,		March 31, 2006
	2004	2005
Assets

Cash and cash equivalents	$805,301	$474,406	$458,761
Accounts receivable	554,652	1,091,484	766,970
Other current assets	4,586	3,587	10,479

Total current assets	1,364,539	1,569,477	1,236,210

Property and equipment, net	37,018	48,605	41,576

Total Assets	$1,401,557	$1,618,082	$1,277,786

Liabilities and Shareholder’s Equity (Deficit)

Accounts payable	$806,693	$745,319	$589,777
Accrued expenses	501,989	1,051,415	643,976
Income taxes payable	—	—	87,000

Total liabilities	1,308,682	1,796,734	1,320,753

Commitments and contingencies
Shareholder’s Equity (Deficit)
Common stock—no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000	1,000

Retained earnings (deficit)	91,875	(179,652)	(43,967)

Total shareholder’s equity (deficit)	92,875	(178,652)	(42,967)

Total Liabilities and Shareholder’s Equity (Deficit)	$1,401,557	$1,618,082	$1,277,786

The accompanying notes are an integral part of these financial statements.

ADVANCED TEL, INC.

STATEMENTS OF OPERATIONS

	Year Ended June 30,		Nine Months Ended March 31,
	2004	2005	2005	2006
			(Unaudited)
Net revenues	$8,245,734	$8,298,825	$6,169,005	$8,495,783
Cost of revenues	6,369,024	6,935,898	4,905,594	6,979,907

Gross profit	1,876,710	1,362,927	1,263,411	1,515,876

Operating expenses
Sales and marketing	735,052	885,508	640,306	610,015
General and administrative	1,111,625	762,770	592,344	629,425

Total operating expenses	1,846,677	1,648,278	1,232,650	1,239,440

Operating income (loss)	30,033	(285,351)	30,761	276,436

Interest income	8,750	14,624	10,611	11,249

Income (loss) before provision for income taxes	38,783	(270,727)	41,372	287,685
Provision for income taxes	(800)	(800)	—	(87,000)

Net income (loss)	$37,983	$(271,527)	$41,372	$200,685

The accompanying notes are an integral part of these financial statements.

ADVANCED TEL, INC.

STATEMENTS OF SHAREHOLDER’S EQUITY (DEFICIT)

	Common Stock		Retained Earnings (Deficit)	Total Shareholder’s Equity (Deficit)
	Shares	Amount
Balance at July 1, 2003	1,000	$1,000	$53,892	$54,892

Net income for the year ended June 30, 2004	—	—	37,983	37,983

Balance at June 30, 2004	1,000	1,000	91,875	92,875

Net loss for the year ended June 30, 2005	—	—	(271,527)	(271,527)

Balance at June 30, 2005	1,000	1,000	(179,652)	(178,652)

Dividend to shareholder	—	—	(65,000)	(65,000)
Net income for the nine months ended March 31, 2006	—	—	200,685	200,685

Balance at March 31, 2006	1,000	$1,000	$(43,967)	$(42,967)

The accompanying notes are an integral part of these financial statements.

ADVANCED TEL, INC.

STATEMENTS OF CASH FLOWS

	Year Ended June 30,		Nine Months Ended March 31,
	2004	2005	2005	2006
			(Unaudited)
Cash flows from operating activities:
Net income (loss)	$37,983	$(271,527)	$41,372	$200,685
Adjustments to reconcile net income (loss) to net cash from operating activities:
Depreciation and amortization	12,829	12,060	9,000	9,000
Change in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	59,988	(536,832)	(286,332)	324,485
Other current assets	52,414	999	2,658	(6,893)
Increase (decrease) in liabilities:
Accounts payable	225,409	(61,374)	143,176	(155,542)
Accrued expenses	309,882	549,426	76,304	(407,439)
Income taxes payable	—	—	—	87,000

Net cash from operating activities	698,505	(307,248)	(13,822)	51,296

Cash flows from investing activities:
Purchase of property and equipment, net of refunds received	(23,944)	(23,647)	(17,182)	(1,941)

Net cash from investing activities	(23,944)	(23,647)	(17,182)	(1,941)

Cash flows from financing activities:
Dividend to shareholder	—	—	—	(65,000)

Net cash from financing activities	—	—	—	(65,000)

Net increase (decrease) in cash	674,561	(330,895)	(31,004)	(15,645)
Cash and cash equivalents at beginning of year/period	130,740	805,301	805,301	474,406

Cash and cash equivalents at end of year/period	$805,301	$474,406	$774,297	$458,761

The accompanying note are an integral part of these financial statements.

ADVANCED TEL, INC.

NOTES TO FINANCIAL STATEMENTS

(1)	Nature of Operations and Summary of Significant Accounting Policies

Company Background—Advanced Tel Inc. (the “Company”) is a California corporation formed in August 1995 and is a “switchless” reseller, providing telecom services to commercial and wholesale customers.

In March 2006, the Company sold all of the outstanding stock to InterMetro Communications, Inc. (“InterMetro”), a California corporation formed in July 2003 to engage in the business of providing voice over Internet Protocol (“VoIP”) communications services. InterMetro owns and operates state-of-the-art VoIP switching equipment and network facilities that are utilized by its retail customers, or end users, and its wholesale customers for consumer voice, video and data services and voice-enabled application services.

The initial consideration to the selling shareholder of the Company consisted of 58,824 shares of InterMetro’s common stock, a cash payment of $250,000 to be paid over the six-month period following the closing and a two-year unsecured promissory note in the amount of $150,000. The amount of consideration paid to the selling shareholder of the Company is subject to adjustment (or the payment of additional cash in lieu thereof at the option of InterMetro) if InterMetro’s common stock does not become publicly-traded within two years of the closing date and if InterMetro’s common stock does become publicly traded within two years of the closing date, and the trading price does not reach a minimum price of $25.50 per share during the two years following the closing date. The selling shareholder of ATI may earn an additional 58,824 shares of InterMetro’s common stock and additional cash amounts during the two-year period following the closing upon meeting certain performance targets tied to revenue and profitability.

The Company recognized approximately $2.2 million of revenues during the nine months ended March 31, 2006 from InterMetro. In addition, the Company had a receivable balance of $75,129 from InterMetro at March 31, 2006.

Use of Estimates—In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

On an ongoing basis, management reviews its estimates based on currently available information. Changes in facts and circumstances may result in revised estimates.

Cash and Cash Equivalents—Equivalents consist of money market cash funds with original maturities of 90 days or less.

Revenue Recognition—Telecom services are recognized as revenues when services are provided, primarily based on usage. The Company recognizes revenue in the period that services are delivered and when the following criteria have been met: persuasive evidence of an arrangement exists, the fees are fixed and determinable, no significant Company obligations remain and collection of the related receivable is reasonably assured. Deferred revenue consists of fees received or billed in advance of the delivery of the services or services performed in which collection is not reasonably assured. This revenue is recognized when the services are provided and no significant Company obligations remain. Management of the Company assesses the likelihood of collection based on a number of factors, including past transaction history with the customer and the credit worthiness of the customer. Generally, management of the Company does not request collateral from customers. If management of the Company determines that collection of revenues is not reasonably assured, amounts are deferred and recognized as revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. To date, collection losses have been within management expectations.

ADVANCED TEL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Accounts Receivable—Accounts receivable consist of trade receivables arising in the normal course of business. The Company does not charge interest on its trade receivables. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts monthly. The Company determines the allowance based upon historical write-off experience, payment history and by reviewing significant past due balances for individual collectibility. If estimated allowances for uncollectible accounts subsequently prove insufficient, additional allowances may be acquired.

Cost of Revenues—The Company’s cost of revenues consist primarily of telecommunication costs incurred from underlying carriers which is resold to its customers.

Advertising Costs—The Company expenses advertising costs as incurred. Advertising costs included in sales and marketing expenses were $11,590, $8,655 and $8,655 for the years ended June 30, 2004 and 2005, and the nine months ended March 31, 2005 (unaudited), respectively. There were no advertising costs included in sales and marketing expenses during the nine months ended March 31, 2006.

General and Administrative Expenses—The Company’s general and administrative expenses related to salaries of non-sales related employees, and other general overhead costs.

Depreciation and amortization expense included in general and administrative expenses were $12,829 and $12,060 for the years ended June 30, 2004 and 2005, respectively. Depreciation and amortization expense included in general and administrative expenses were $9,000 for both the nine months ended March 31, 2005 (unaudited) and 2006.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash with a major financial institution located in the United States. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. Periodically throughout the year the Company maintained balances in excess of federally insured limits. The Company encounters a certain amount of risk as a result of a concentration of revenue from a few significant customers and services provided from vendors. Credit is extended to customers based on an evaluation if their financial condition. The Company generally does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers and records an allowance for potential bad debts based on available information. To date, such losses, if any, have been within management’s expectations. The Company had two customers which accounted for 48% (34% and 14%) of net revenue for the year ended June 30, 2004 and the Company had two customers which accounted for 22% (15% and 7%) of net revenue for the year ended June 30, 2005. One customer had outstanding accounts receivable balances of 17% of the total accounts receivable at June 30, 2004. Two customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at June 30, 2005 totaling 28% of the total accounts receivable at June 30, 2005 (16% and 12%). The Company had two customers which accounted for 21% (12% and 9%) of net revenue for the nine months ended March 31, 2005 (unaudited) and the Company had two customers which accounted for 39% (26% which was InterMetro and 13%) of net revenue for the nine months ended March 31, 2006. Three customers had outstanding accounts receivable balances in excess of 10% of the total accounts receivable at March 31, 2006 totaling 41% (20%, 11% and 10%).

ADVANCED TEL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Depreciation and Amortization—Depreciation and amortization of property and equipment is computed using the straight-line method based on the following estimated useful lives:

Computer equipment	3 years
Office equipment and furniture	3 years
Leasehold improvements	3 years or remaining lease term, which ever is shorter

Maintenance and repairs are charged to expense as incurred; significant betterments are capitalized.

Impairment of Long-Lived Assets—The Company assesses impairment of other long-lived assets in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.” An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by the Company include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

When management of the Company determines that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above indicators of impairment, an estimate is made of the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not. To date, the Company has not had an impairment of long-lived assets.

Contingencies and Litigation—The Company evaluates contingent liabilities including threatened or pending litigation in accordance with SFAS No. 5, “Accounting for Contingencies” and records accruals when the outcome of these matters is deemed probable and the liability is reasonably estimable. Management of the Company makes these assessments based on the facts and circumstances and in some instances based in part on the advice of outside legal counsel.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using presently enacted tax rates in effect. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Recent Accounting Pronouncements—In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for how to classify and measure certain financial instruments with characteristics of both liabilities (or assets, in some circumstances) and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have any impact on the Company’s results of operations or financial position.

ADVANCED TEL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

(2)	Property and Equipment

The following is a summary of the Company’s property and equipment:

	June 30,		March 31, 2006
	2004	2005
Computer equipment	$105,895	$121,648	$123,090
Office equipment and furniture	17,714	24,391	24,920
Leasehold improvements	4,458	5,675	5,675

	128,067	151,714	153,685
Less: accumulated depreciation and amortization	(91,049)	(103,109)	(112,109)

Property and equipment, net	$37,018	$48,605	$41,576

(3)	Accrued Expenses

The following is a summary of the Company’s accrued expenses:

	June 30,		March 31, 2006
	2004	2005
Commissions, cost of revenues and other general accruals	$355,313	$811,245	$516,673
Customers funds held	75,390	133,750	35,404
Funds held for payment to third parties	71,286	106,420	91,899

Accrued expenses and other	$501,989	$1,051,415	$643,976

(4)	Commitments and Contingencies

The Company leases its facilities under a month-to-month operating lease. In addition, the Company has entered into agreements with its network partners and other vendors which are, in general, for annual periods at inception and provide for month-to-month or annual renewal periods. Rent expense for the years ended June 30, 2004 and 2005 was $26,787 and $38,740, respectively. Rent expense for the nine months ended March 31, 2005 (unaudited) and 2006 was $28,177 and $31,724, respectively.

It is not unusual in the Company’s industry to occasionally have disagreements with vendors relating to the amounts billed for services provided between the recipient of those services and the vendor. To the extent that the Company is not able to resolve these disputes management reviews available information and determines the need for recording an estimate of the potential exposure when the amount is reasonable and estimable based on SFAS 5 , “Accounting for Contingencies.”

(5)	Income Taxes

The following is a summary of the Company’s deferred tax assets and liabilities:

	June 30,		March 31, 2006
	2004	2005
Current assets and liabilities:
Net operating loss carryforward	$—	$35,216	$—
Valuation allowance	—	(35,216)	—

Net current deferred tax asset	$—	$—	$—

ADVANCED TEL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The reconciliation between the statutory income tax rate and the effective rate is as follows:

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2004	2005	2005	2006
			(unaudited)
Federal statutory tax rate	15%	(33)%	15%	31%
State and local taxes	6	(6)	6	9
Utilization of net operating loss	(19)	—	(21)	(7)
Valuation reserve for income taxes	—	39	—	—

Effective tax rate	2%	—%	—%	33%

Management has concluded that it is more likely than not that the Company will not have sufficient taxable income of an appropriate character within the carryforward period permitted by current law to allow for the utilization of certain of the deductible amounts generating the deferred tax assets; therefore, a full valuation allowance has been established to reduce the deferred tax assets to zero at June 30, 2005.

(6)	Cash Flow Disclosures

During the years ended June 30, 2004 and 2005, the Company did not pay interest and in each year paid $800 of income taxes. The Company did not pay any interest during the nine months ended March 31, 2005 (unaudited) and 2006.

2,225,000 Shares

InterMetro Communications, Inc.

Common Stock

PROSPECTUS

                    , 2006

Ladenburg Thalmann & Co. Inc.	Wunderlich Securities, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and the underwriters’ unaccountable expense allowance, payable by us in connection with the offer and sale of the common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$2,441
NASD filing fee	2,803
American Stock Exchange listing fee	55,000
Printing expenses	300,000
Legal fees and expenses	725,000
Accounting fees and expenses	300,000
Transfer agent and registrar fees and expenses	7,500
Miscellaneous fees and expenses	152,256

Total	1,545,000

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director (i) breached his duty of loyalty, (ii) failed to act in good faith, (iii) engaged in intentional misconduct or knowingly violated a law, (iv) authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or (v) obtained an improper personal benefit.

The registrant’s certificate of incorporation provides that the liability of directors of the registrant for monetary damages shall be eliminated to the fullest extent permissible by law and authorizes the registrant to indemnify any agents with respect to actions for breach of duty to the registrant and its stockholders, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors and agents for breaches of fiduciary duty.

The Underwriting Agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

Set forth below in reverse chronological order is information regarding the number of shares of capital stock, stock options and warrants issued by us during the past three years that were not registered under the Securities Act of 1933, as amended (the “Securities Act”):

On May 15, 2006, we issued warrants to purchase 4,118 shares of our common stock at an exercise price of $5.10 (rounded up to the nearest hundredth in calculating the adjusted exercise price pursuant to the 1-for-8.5 reverse stock split conversion ratio in the reincorporation merger) per share to one vendor for equipment pursuant to an equipment leasing agreement. The warrants expire on May 2011. The issuance was made pursuant to Rule 506 of Regulation D (“Rule 506”) of the Securities Act.

On March 31, 2006, we acquired 100% of the outstanding stock of Advanced Tel, Inc., a California corporation, from one investor in consideration for cash and up to 117,648 shares of the Company’s common stock, 58,824 shares of which have been issued. The acquisition was made pursuant to Rule 506.

On February 23, 2006, we issued warrants to purchase an aggregate of 78,432 shares of common stock at an exercise price of $0.04 (rounded) per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on February 23, 2011. The issuance was made pursuant to Rule 506.

As of February 23, 2006, we completed a private placement of 235,307 shares of Series B Preferred Stock and warrants for the purchase of 235,307 shares of common stock, for a purchase price of $1,000,000 from 24 accredited investors. Due to the treatment of fractional shares in the reincorporation merger, the Company will issue 235,307 shares of common stock upon exercise of these warrants. Each warrant entitles the holder to purchase one share of our common stock for a price of $2.13 (rounded) per share. The warrants expire on February 23, 2008. All shares of common stock acquired upon the conversion of the Series B Preferred Stock and the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On January 20, 2006, we issued warrants to purchase an aggregate of 103,200 shares of common stock at an exercise price of $0.04 (rounded) per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on January 20, 2011. The issuance was made pursuant to Rule 506.

As of January 12, 2006, we completed a private placement of Series A Convertible Notes (“2006 Notes”) and Common Stock purchase warrants, raising total capital of $575,000 from 15 investors all of whom participated in our prior private placements of 2003 Notes or 2004 Notes. The 2006 Notes are convertible into Series A Preferred Stock at $3.40 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our common stock, and is required to convert into common stock upon certain events. The 2006 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. In conjunction with the 2006 Notes, we also issued warrants to purchase approximately 253,683 shares of our common stock at an exercise price of $2.13 (rounded) per share, exercisable at any time prior to the later of (i) 5 P.M., PST, on January 12, 2011 or (ii) 5 P.M., PST or PDT, as the case may be, on the fifth anniversary of the date our common stock is registered for resale under the Act , but in no case later than 5 P.M., PST, on January 12, 2016. All shares of common stock acquired through the conversion of the 2006 Notes or the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On November 1, 2005, we issued warrants to purchase an aggregate of 11,847 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on November 1, 2010. The issuance was made pursuant to Rule 506.

On August 31, 2005, we issued warrants to purchase an aggregate of 5,807 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on August 31, 2010. The issuance was made pursuant to Rule 506.

On August 26, 2005, we issued warrants to purchase an aggregate of 10,696 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor pursuant to an equipment leasing agreement. The warrants expire on August 26, 2010. The issuance was made pursuant to Rule 506.

On July 31, 2005, we issued warrants to purchase an aggregate of 17,061 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on July 31, 2010. The issuance was made pursuant to Rule 506.

On May 31, 2005, we issued warrants to purchase an aggregate of 19,416 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on May 31, 2010. The issuance was made pursuant to Rule 506.

On April 11, 2005, we issued warrants to purchase an aggregate of 13,532 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on April 11, 2010. The issuance was made pursuant to Rule 506.

On February 28, 2005, we issued warrants to purchase an aggregate of 50,590 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on February 28, 2010. The issuance was made pursuant to Rule 506.

On November 30, 2004, we issued warrants to purchase an aggregate of 38,239 shares of common stock at an exercise price of $1.40 (rounded) per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on November 30, 2009. The issuance was made pursuant to Rule 506.

On August 25, 2004, we issued warrants to purchase an aggregate of 4,710 shares of common stock at an exercise price of $0.85 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on August 25, 2009. The issuance was made pursuant to Rule 506.

On June 25, 2004, we issued warrants to purchase an aggregate of 5,884 shares of common stock at an exercise price of $0.85 per share to one vendor for equipment provided to us pursuant to a strategic equipment agreement. The warrants expire on June 25, 2009 The issuance was made pursuant to Rule 506.

On June 25, 2004, we issued warrants to purchase an aggregate of 103,201 shares of common stock at an exercise price of $0.04 (rounded) per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on June 25, 2009. The issuance was made pursuant to Rule 506.

As of June 25, 2004 we completed the first closing, and as of November 15, 2004 we completed the second closing of a private placement of Series A Convertible Notes (“2004 Notes”) and Common Stock purchase warrants, raising total capital of $916,824.05 from 16 accredited investors, 15 of which participated in our prior private placement of 2003 Notes. The 2004 Notes are convertible into Series A Preferred Stock at $1.40 (rounded) per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our common stock, and is required to convert into common stock upon certain events. The 2004 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A

Convertible Notes. In conjunction with the 2004 Notes, we also issued warrants to purchase approximately 411,926 shares of our Common Stock at an exercise price of $0.85 per share exercisable at any time prior to the later of (i) 5 P.M., PDT, on June 25, 2009 or (ii) 5 P.M., PST or PDT, as the case may be, on the fifth anniversary of the date our common stock is registered for resale under the Act, but in no case later than 5 P.M., PDT, on June 25, 2014. All shares of common stock acquired through the conversion of the 2004 Notes or the exercise of the warrants have piggyback registration rights. The private placement was made pursuant to Rule 506.

On February 28, 2004, we issued warrants to purchase an aggregate of 78,432 shares of common stock at an exercise price of $0.04 (rounded) per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on February 28, 2009. The issuance was made pursuant to Rule 506.

On February 10, 2004, we issued warrants to purchase an aggregate of 27,353 shares of common stock at an exercise price of $0.85 per share to one vendor pursuant to an equipment leasing agreement. The warrants expire on February 10, 2009. The issuance was made pursuant to Rule 506.

On November 24, 2003, we issued warrants to purchase an aggregate of 103,200 shares of common stock at an exercise price of $0.04 (rounded) per share to one consultant for services rendered pursuant to an advisory agreement. The warrants expire on November 28, 2008. The issuance was made pursuant to Rule 506.

As of November 24, 2003, we completed a private placement of Series A Convertible Notes (“2003 Notes”), raising total capital of $1,075,000 from 15 accredited investors. The 2003 Notes are convertible into Series A Preferred Stock at $0.85 per share, subject to certain anti-dilution protections, at the option of the holders and are required to convert into Series A Preferred Stock upon certain events. Each share of Series A Preferred Stock is convertible into one share of our common stock, and is required to convert into common stock upon certain events. The 2003 Notes accrue simple interest at a rate of 9% annually and this interest may be payable in additional Series A Convertible Notes. All shares of common stock acquired through the conversion of the 2003 Notes have piggyback registration rights. The private placement was made pursuant to Rule 506.

In July and October 2003, we issued 4,705,882 shares of common stock to our founding stockholder, Charles Rice, for $0.0001 per share. The private placement was made pursuant to Rule 506.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

EXHIBIT NUMBER	DESCRIPTION

1.1†	Form of Underwriting Agreement

3.1†	Amended Articles of Incorporation of InterMetro Communications, Inc. (California)

3.2†	Restated Certificate of Incorporation of InterMetro Communications, Inc. (Delaware)

3.3†	Bylaws of InterMetro Communications, Inc. (California)

3.4†	Bylaws of InterMetro Communications, Inc. (Delaware)

4.1†	Specimen Certificate evidencing shares of common stock

4.2†	Form of Warrant Agreement between InterMetro Communications, Inc. and Holders of Series A Convertible Notes

4.3†	Form of Warrant Agreement between InterMetro Communications, Inc. and Holders of Series B Preferred Stock

EXHIBIT NUMBER	DESCRIPTION

4.4†	Form of Amended and Restated Loan and Security Agreement dated as of January 12, 2006 between InterMetro Communications, Inc. and each of the lenders thereunder

4.5†	Form of Series A Convertible Note between InterMetro Communications, Inc. and Holders of Series A Convertible Notes

4.6†	Stock Purchase Agreement dated as of March 30, 2006 between InterMetro Communications, Inc. and David Singer

4.7†	Form of Warrant Agreement between InterMetro Communications, Inc. and Ladenburg Thalmann & Co. Inc.

5.1†	Opinion of McDermott Will & Emery LLP

9.1†	Forms of Voting Rights Agreements between Charles Rice and Holders of our Series A Convertible Notes and Series B Preferred Stock

10.1†	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Charles Rice, as amended

10.2†	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Jon deOng, as amended

10.3†	Employment Agreement dated as of January 1, 2004 between InterMetro Communications, Inc. and Vincent Arena, as amended

10.4†	Employment Agreement dated as of March 31, 2006 between Advanced Tel, Inc. and David Singer

10.5†**	Strategic Agreement dated as of May 2, 2004 between InterMetro Communications, Inc. and Qualitek Services, Inc.

10.6 †**	Master Lease Agreement dated as of March 2, 2004 between InterMetro Communications and VenCore Solutions LLC

10.7†**	Strategic Agreement dated as of May 2, 2006 between InterMetro Communications, Inc. and Cantata Technology, Inc.

10.8†	2004 Stock Option Plan, as amended

10.9.1†	Form of Founder’s Stock Option Agreement

10.9.2†	Form of Founder’s Stock Purchase Agreement

10.10†	Office Lease between InterMetro Communications, Inc. and Pacific Simi Associates, LLC dated as of April 6, 2006

10.11†**	Services Agreement between InterMetro Communications, Inc. and CVT Prepaid Solutions Inc.

10.12†**	Services Agreement between InterMetro Communications, Inc. and 99¢ Only Stores

10.13†	2006 Omnibus Stock and Incentive Plan

10.14†	Form of Indemnification Agreement

10.15	Form of Unsecured Credit Facility

21.1†	Subsidiaries of InterMetro Communications, Inc.

23.1	Consent of Mayer Hoffman McCann P.C.

23.2	Consent of The Mentor Group

24.1†	Powers of Attorney (included on signature page)

*	To be filed by amendment
†	Previously filed as an Exhibit to the Company’s registration statement on Form S-1 (File No. 333-134025) and incorporated herein by reference.
**	Confidential treatment has been requested for portions of this Exhibit which have been filed separately with the Securities and Exchange Commission pursuant to Rule 406 promulgated under the Securities Act.

(b) Financial Statement Schedules

Schedule I — Report of Independent Registered Accounting Firm on Schedule

Schedule II — Valuation and Qualifying Accounts

All other schedules are omitted because they are either not required or not applicable or the required information is included in the financial statements or notes thereto.

ITEM 17.	UNDERTAKINGS

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 6 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the 1st day of September, 2006.

INTERMETRO COMMUNICATIONS, INC.

By:	/S/ CHARLES RICE
Charles Rice Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ CHARLES RICE Charles Rice	Chief Executive Officer and Director (Principal Executive Officer)	September 1, 2006

* Jon deOng	Chief Technology Officer and Director	September 1, 2006

/S/ VINCENT ARENA Vincent Arena	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	September 1, 2006

* Joshua Touber	Director	September 1, 2006

* Robert Grden	Director	September 1, 2006

* Douglas Benson	Director	September 1, 2006

*By:	/S/ CHARLES RICE
Charles Rice as Attorney-in-Fact

Schedule I

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SCHEDULE

The Board of Directors and Stockholder

INTERMETRO COMMUNICATIONS, INC.

We have audited the financial statements of InterMetro Communications, Inc. as of December 31, 2004 and 2005 and for the period from July 22, 2003 (inception) through December 31, 2003 and for the years ended December 31, 2004 and 2005 and have issued our report thereon dated May 2, 2006 except for Note 14 as to which the date is July 24, 2006 (included herein on page F-40 of this Registration Statement on Form S-1). Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying Schedule II—Valuation and Qualifying Accounts on page SCH-2 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not a required part of the basic financial statements. Such information for period from July 22, 2003 (inception) through December 31, 2003 and for the years ended December 31, 2004 and 2005 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    MAYER HOFFMAN MCCANN P.C.

MAYER HOFFMAN MCCANN P.C.

Los Angeles, California

May 2, 2006, except Note 14, as to which the date is July 24, 2006

S-1

Schedule II

The following financial schedule is a part of this registration statement and should be read in conjunction with the financial statements of InterMetro Communications, Inc.:

InterMetro Communications, Inc.

Schedule II — Valuation and Qualifying Accounts

Period from July 22, 2003 (inception) through December 31, 2003,

the years ended December 31, 2004 and 2005

and for the six months ended June 30, 2006

	Balance at Beginning of Year	Additions Charged to Operating Expenses	Less Deductions	Balance at End of Year
Allowance for Doubtful Accounts Receivable
December 31, 2003	$—	$—	$—	$—
December 31, 2004	$—	$16,949	$—	$16,949
December 31, 2005	$16,949	$—	$(16,949)	$—
June 30, 2006 (unaudited)	$—	$125,000	$—	$125,000

S-2